

ARMOR HOLDINGS 2003 ANNUAL REPORT

ARMOR HOLDINGS 2003 ANNUAL REPORT



## TABLE OF CONTENTS

DEAR SHAREHOLDERS,

We are very proud of the record financial results we achieved during fiscal 2003, but believe that the strategic progress we made over the course of the year is even more important. This past year was clearly one of transition and represents an inflection point in the development of our company. There is no question that we, as a management team, have come to appreciate and understand our market opportunities and the strategic direction of our company in a much more focused way than ever before.

The financial progress we made during 2003 was considerable. We grew our revenues from continuing operations by 19.7% to a record level of $365.2 million and generated an impressive $50.9 million of operating cash flow, an increase of 212.2% versus 2002. Earnings per diluted share, from continuing operations and before merger and integration expenses and other charges, grew by 9.2% to $0.95.* We were recognized by the markets for our financial success and we are pleased to note that our stock price appreciated by nearly 90% over the course of the calendar year.

We think it is worth remembering our humble roots. We began in early 1996 with American Body Armor, a manufacturer of body armor with $11.7 million in revenues, $596,000 in operating income, and a market capitalization of approximately $6 million. Since that time, through a combination of organic growth and strategic acquisitions, we have methodically built a platform for growth that will not only prove capable of generating excellent returns for our shareholders, but will serve the vital needs of men and women of the Armed Forces in the field and members of the law enforcement community.

Throughout our history, we have remained focused on our mission: to provide the tools and equipment our men and women in uniform need to keep out of harm's way and to complete the difficult jobs in front of them to the best of their ability. During 2003, three things happened during the year that reinforced this strategic focus for us.

The first of these was the increase in the level of armed conflicts worldwide, most notably the onset of the war in Iraq. We all watched as this conflict quickly moved from a large-scale combat operation to an extremely high risk policing action. At the same time, our service men and women in Southwest Asia continue to be exposed daily to a hostile threat, and have a pressing need for force protection. Because of this, it became evident during the year that the M1114 Up-Armored HMMWVs and the Small Arms Protective Insert ("SAPI") plates that we manufacture would be in high demand. The Department of Defense has made it clear to industry that the nature of modern conflicts presents a real and permanent need for better force protection, including increased armoring of tactical vehicles, as well as the need to provide body armor for every deployable soldier. Responding to these needs has become an energizing factor at every level of our organization.

To meet the increased demand, in 2003 we successfully focused on expanding production capacity in our M1114 Up-Armored HMMWV, armored kit, and our SAPI businesses. We are on track to increase production capacity to at least 300 M1114 Up-Armored HMMWVs per month beginning no later than July, and have put the capability in place to grow our production rate by 50 vehicles per month thereafter until we reach a capacity in excess of 400 vehicles per month. This compares to a production rate of just 60 vehicles per month at the end of 2002.

With regard to SAPI, we increased output rates at both our newly acquired Simula business and at PROTECH, which is part of our Products Division, to assist the government in achieving its objective to have ceramic armor plates for each of its deployed troops by the end of 2003. Looking to the future, we also received funded research and development contracts at both Simula and PROTECH to support development of the next generation SAPI product.

The second pivotal event in 2003 was the divestiture of our ArmorGroup Services Division. As we articulated in last year's Annual Report, this business has attractive long-term growth prospects, but its business model lies outside of our core competency. Armor Holdings is a product-focused manufacturing company that relies on our ability to make outstanding products, to create synergies and economies of scale in our production functions, and to offer a continuously growing line of products to our customers. Trying to manage the Services Division and improve its profitability was a distraction that was inconsistent with our long-term strategic direction. Shedding ourselves of this responsibility has allowed us to maximize our attention on those portions of our business that provide us with the greatest opportunity for growth as well as the best returns on invested capital.

Third, we effectively recapitalized our business through the completion of a $150 million bond offering led by Wachovia Securities. This greatly strengthened our balance sheet by putting in place attractively priced, long-term capital that we were immediately able to use for the acquisition of Simula, which we completed in December.

This acquisition provided us a much stronger orientation in the aerospace and defense market and served as the cornerstone of our newly formed Aerospace & Defense Group. Through this transaction, we acquired a superior research and development capability and a manufacturing capability in the aviation safety systems area for


AH
NYSE

ARMOR EXECS RING CLOSING BELL AT NYSE.

helicopter and fixed wing crashworthy and armored seating, including airbag technology for crew and aircraft protection. The Simula deal also adds capacity in personnel safety systems through programs such as aircrew survival equipment, including the contract for the Army's Air Warrior program, and body armor for the military, which we expect to be a significant driver of growth going forward. Simula, for example, is the single largest business on the U.S. Army's multi-year SAPI contract, and we believe that the $110 million purchase price for the business was very prudent, and will result in significantly accretive earnings in the first year of consolidation.

For 2004 and beyond, we believe that acquisitions will continue to be a driver of our expansion, as they have been in the past. Our record of success on this front has been exceptional. We are careful about the process of evaluating targets, the timing of our acquisitions, the price we pay, and the strategic fit within our organization. We will continue to look for complementary businesses that augment product offerings in each of our divisions and open new areas in which we can be highly competitive.

Armor Holdings is now in a time of tremendous opportunity and we have constructed our management organization to be relatively decentralized. We believe that we need to be dynamic to take advantage of the prospects the market is offering us. We have worked to create a carefully supervised meritocracy where rewards are based on contributions. We have given our senior managers a degree of autonomy and authority, while, at the same time, we have clearly defined the role of our executive team as one of risk management so that we protect the interests of our shareholders and our bondholders.

On that score, we are extremely pleased with the senior management team that we now have in place to run our businesses. As President of our Aerospace & Defense Group, Robert Mecredy has done an outstanding job of maintaining our highly competitive and successful posture for new contracts, while at the same time, managing the integration of Simula so that our largest customer, the U. S. Army, sees Armor Holdings Aerospace & Defense Group as one company with a variety of force protection solutions. As President of the Products Division, Stephen Croskrey continues to exhibit success by expanding the business into new products and new markets, both organically and through acquisition. Finally, Gary Allen, who runs our Mobile Security Division, has clearly risen to the significant task of increasing our manufacturing capacity for the M1114 Up-Armored HMMWV. We are exceptionally pleased with the performance of all of our businesses in the year behind us and excited about the year ahead.

We would like to take this opportunity to thank our management team and employees for their hard work and dedication, our customers and suppliers for their continued loyalty, and our shareholders and bondholders for their ongoing support. We are building a world-class company and believe that the future, as fraught with risk and conflict as it may be, will hold good things for Armor Holdings, Inc.

WARREN B. KANDERS
CHAIRMAN AND CHIEF EXECUTIVE OFFICER

ROBERT R. SCHILLER
PRESIDENT AND CHIEF OPERATING OFFICER

*Reported net income of $10.9 million plus loss from discontinued operations, net of tax of $6.1 million equals income from continuing operations of $17.0 million. Income from continuing operations of $17.0 million plus integration and other charges of $12.6 million less the tax effect of the integration and other charges of $2.1 million equals pro forma net income of $27.5 million. Pro forma net income of $27.5 million divided by weighted average shares of 28,954 equals pro forma diluted earnings per share from continuing operations of $0.95 per share. Reported income from continuing operations of $17.0 million divided by weighted average shares equals reported fully diluted earnings per share from continuing operations of $0.59.

## FINANCIAL HIGHLIGHTS

| | | | | | |
|---|---|---|---|---|---|
| Total Revenues[1] | $ 96,706 | $ 139,904 | $ 197,100 | $ 305,117 | $ 365,172 |
| Operating Income | $ 15,126 | $ 19,869 | $ 26,673 | $ 38,365 | $ 35,729 |
| Income From Continuing Operations | $ 9,328 | $ 10,847 | $ 14,684 | $ 21,337 | $ 17,006 |
| Net Income[2] | $ 13,196 | $ 17,048 | $ 10,128 | $ (17,689) | $ 10,886 |
| Basic Income From Continuing Operations Per Common Share | $ 0.44 | $ 0.48 | $ 0.61 | $ 0.70 | $ 0.61 |
| Diluted Income From Continuing Operations Per Common Share | $ 0.43 | $ 0.46 | $ 0.59 | $ 0.69 | $ 0.59 |
| Basic Earnings Per Share | $ 0.63 | $ 0.75 | $ 0.42 | $ (0.58) | $ 0.39 |
| Diluted Earnings Per Share | $ 0.61 | $ 0.73 | $ 0.41 | $ (0.57) | $ 0.38 |

| | | | | | |
|---|---|---|---|---|---|
| Cash & Cash Equivalent | $ 13,246 | $ 7,257 | $ 53,719 | $ 16,551 | $ 111,926 |
| Total Assets | $ 178,922 | $ 225,957 | $ 388,057 | $ 367,753 | $ 585,626 |
| Working Capital | $ 53,993 | $ 67,937 | $ 142,723 | $ 100,591 | $ 168,644 |
| Long-Term Obligations | $ 2,453 | $ 36,288 | $ 4,640 | $ 5,240 | $ 168,508 |
| Stockholders Equity | $ 157,883 | $ 166,771 | $ 326,019 | $ 288,077 | $ 295,365 |
| Book Value Per Share** | $ 7.28 | $ 7.14 | $ 13.16 | $ 9.31 | $ 10.20 |
| Weighted Average Number of Shares Outstanding | 21,702 | 23,356 | 24,768 | 30,957 | 28,954 |

Note 1 — Revenue for all periods presented represents revenue from continuing operations only while net income includes income and losses from discontinued operations.

Note 2 — 2001 net income includes a pre-tax restructuring charge of $10.3 million in discontinued operations. 2002 and 2003 net income includes pre-tax net impairment charges of $30.3 million and $12.4 million, respectively, in discontinued operations.

* In thousands, except per share data.

** Based upon diluted weighted average number of shares outstanding.

COMPLETING THEIR MISSION...

IS OUR MISSION.


$ 96,706
$ 139,904
$ 305,117
$ 365,172
99 00 01 02 03
REVENUES FROM CONTINUING OPERATIONS
$ 9,328
$ 10,847
$ 14,684
$ 21,337
$ 17,006
99 00 01 02 03
INCOME FROM CONTINUING OPERATIONS
$ 178,922
$ 225,957
$ 388,057
$ 367,753
99 00 01 02 03
TOTAL ASSETS

## BUILDING ON OUR STRENGTHS.

Toward the end of 2003, we began the process of creating the Aerospace & Defense Group. The acquisitions of O'Gara-Hess & Eisenhardt and then, more recently, Simula, have positioned the Department of Defense as our single largest and most important customer. As you are no doubt aware, the conflicts in Southwest Asia created a pressing need for force protection equipment and drove our business. We have seen dramatic increases in the revenues generated by the Small Arms Protective Insert ("SAPI") program, the M1114 Up-Armored HMMWV, hard armoring kits for a variety of vehicle platforms, armored aircraft seating, and a range of other survivability products. It became clear that our largest customer would be best served by a unified sales and customer service organization.

At the Association of the United States Army Winter Symposium in March, we announced that we had created an internal structure at Armor Holdings that would deliver this unified service model to the Department of Defense. The benefits and flexibility that this new structure provides to our largest customer were immediately recognized and appreciated. Through the Aerospace & Defense Group, we are confident that management has the ability and focus to take our entire product line to the U. S. Government.



AEROSPACE & DEFENSE GROUP. Simula's advanced crashworthy seating systems offer significant weight savings, improved lumbar and thigh support, and adjustable recline.

## A TRANSFORMING ACQUISITION.

While Simula, acquired in December 2003, only contributed $8.5 million in revenues and $1.2 million of operating income to the year's results, for the full year, their pro forma revenue and pro forma operating income were $87.2 million and $10.0 million, respectively. We have a high regard for this business and believe that it will prove to be a transforming acquisition for Armor Holdings. Thus far, the integration of this business has proceeded well. One excellent example of the benefits of our new structure is the way we were able to coordinate our bids on SAPI between Simula and our Products Division. Each division received awards under the program and the Department of Defense appreciated the flexibility and the coordination of our capabilities to best serve their needs.

We will continue to innovate, enhance our current product lines, and bring a range of new technologies and products to

continued on page 10



1
2
3


## PROTECTION ON A WORLD STAGE.



Simula provides a range of energy-absorbing crew and troop seating systems for H-60 helicopters.
1. One of three Autoclave units in Simula's Phoenix, AZ facility.
2. During testing, Simula's Cockpit Air Bag Systems (CABS) are deployed.
3. Quality assurance inspection for Apache Crashworthy Seats on Simula's production line.



AEROSPACE & DEFENSE GROUP CASE STUDY: AFGHANISTAN.

## 4 LIVES SAVED.

INCIDENT: BOMBING
DATE: 12.12.03
ARMOR HOLDINGS PRODUCT: M1114 UP-ARMORED HMMWV

On duty in Afghanistan, 1st LT. Charles Benbow survived when his vehicle was hit by a bomb. His life was saved by the much-needed protection of his HMMWV, Up-Armored by O'Gara-Hess & Eisenhardt, an Armor Holdings Company. O'Gara-Hess & Eisenhardt (O'Gara) engineers continuously apply new and improved technologies to satisfy the changing needs for personnel protection in various campaigns around the world.

What began in 1993 as a single configuration of the original AM General HMMWV chassis has become a dynamic armoring solution for a broad spectrum of task-specific vehicle variants, each designed for a wide range of missions that often require varying levels of troop protection.

Production capacity for the Up-Armored HMMWV is currently undergoing a major expansion at O'Gara-Hess & Eisenhardt. With a current production level of 220 vehicles per month, we are confident that capacity can expand to a level of nearly 400 vehicles per month by the end of the year.



Combat locking mechanisms and manually operable ballistic resistant glass are two of the features of M1114 Up-Armored HMMWV doors (inside of the left front shown).

December 13, 2003

Ogara-Hess & Eisenhardt Armoring Company
9113 Le Saint Drive
Fairfield, Ohio 45014

Dear Sirs:
Yesterday a spokesman for the U. S. military in Kabul, Afghanistan, announced that two soldiers had been slightly injured when their vehicle was struck by an improvised bomb, and that the injured men had been evacuated to a medical facility, treated, and released.

One of those injured "soldiers" was my son, a Marine Corps officer. Two days ago I received a telephone call from him with the news that he had been involved in an attack. He said the Humvee in which he was riding had been bombed, but he was okay. Although he said the vehicle was "pretty well trashed," he assured me that he had suffered only a bump on his forehead, and the other injured man, who had been thrown from the vehicle, had only a fractured collarbone. I was too stunned to think of any questions to ask him except, "Are you sure you're all right?"

Yesterday my son sent us an e-mail with details about the incident, and I would like to relay his words to your company.

*To let you guys know what happened, I was riding shotgun in an Army humvee with three soldiers. We were the second vehicle in a two vehicle convoy. We had just driven out of a village and I told the driver that we would be speeding up. About that time, there was a loud bang and the front of the vehicle pitched up. Somewhere in there I smacked my forehead on the dashboard. After the vehicle came to a stop, I checked on the driver and the soldier in the back. Then I noticed that the gunner was no longer in the turret. We jumped out and found the gunner walking around near the back of the humvee. The soldiers immediately started treating him while I ran to get the other vehicle. We established security and called for a medevac helicopter to evacuate the gunner. One of the medics decided to check me out, and once I took my helmet off, my forehead began to swell to Eddie Munster proportions. They checked me for concussion, and even though I was still 100% they recommended that I get on the helicopter. Since there was someone there who outranked me, I acquiesced and was flown back to Bagram. The swelling went down considerably overnight, and now I have a bit of a black eye, but other than that I'm right as rain. We were riding in an armored Humvee, and that definitely made a difference.*

I spent some time today researching the armored Humvee and found your company website. I feel the need to write you a very sincere word of thanks. The fact that my son was in one of your up-armored Humvees undoubtedly saved him from serious injury or possibly even death. My wife and I are grateful to you for designing and manufacturing such a vehicle, and we are thankful to God that our son was fortunate enough to be riding in one of your products.

Sincerely,

John M. Benbow



The Benbow Family.

At O'Gara-Hess & Eisenhardt, we are proud that our solution was in place the day that 1st LT. Benbow's vehicle was hit. To our people, work means much more than just a job. It means that the things we do every day protect the lives of courageous men and women who serve in some of the world's most dangerous places.



With more than 50 years of experience in providing advanced armoring systems, O'Gara-Hess & Eisenhardt takes an aggressive approach to design, testing, and production of light tactical wheeled vehicles, to ensure the survival of personnel operating in unfriendly mission scenarios.

Total program support, expertise in ballistic and blast protection, as well as flexible design and manufacturing skills enable O'Gara to fully meet requirements for military solutions.

At O'Gara-Hess & Eisenhardt, we are proud that our solution was in place the day that 1st LT. Benbow's Vehicle was hit.

RON CARSON (PRODUCTION AND FABRICATION MANAGER)

"Working for O'Gara for the past 18 years gives me a real warm feeling inside. It makes me feel emotional, really good. I've been working on the HMMWVs since '94, and just like a lot of the other guys who work out back with me, we feel really good knowing that the vehicles we are building are protecting the men and women who are protecting us and our freedom. It's like the feeling you get when you have a child who makes you really proud... It's emotional."

continued from page 6

the marketplace. Now we will do this through a unified research and development structure. Our ability to secure funded contracts and to develop leading edge technology will both be well served. Our new organization will also focus our work on Capitol Hill, allowing us to better educate key congressional constituents about our full range of products and our business. At present, force protection in general, and our products specifically, are generating a great deal of commentary both with the public and media, and certainly on the Hill. We also believe that our new structure will lead to a better organizational awareness and understanding of growth opportunities and will enhance our ability to exploit them.

VEHICLES FOR SUCCESS.

Operationally, we will oversee a variety of programs from each division that are for the Department of Defense with an eye toward enhancing process and customer service. We have worked closely with the military to assure them that we have the ability to take our vehicle production rate to in excess of 400 vehicles per month by the end of the year, if required. Recently, we were rewarded with a contract through 2005 for $110 million for production of these vehicles. At the same time, demand for hard-armor kits is very high. We are fortunate to have a strong manufacturing culture, a motivated and dedicated group of employees, a highly capable team of leaders, and a deep appreciation for the importance of our products. We know that our products keep our men and women in uniform protected as they come in harm's way. We are proud and pleased to take the various parts of our Company that have been serving the armed forces and pull a true, cohesive team together. This mission will benefit all our key constituents: our nation, the armed forces, its soldiers in the field, and our shareholders.


X-LARGE
STRIKE FACE
SMALL
STRIKE FACE
HANDLE WITH CARE

AEROSPACE & DEFENSE GROUP. Small Arms Protective Insert (SAPI). The Aerospace & Defense Group is a major supplier of SAPI to the U.S. Army and the U.S. Marine Corps.

ROBERT F. MECREDY
PRESIDENT, AEROSPACE & DEFENSE GROUP





…mula's monolithic ceramic armor technology is used to …evelop a variety of lightweight armor systems.

1. SAPI plates in body armor.
2. Armor protection for cockpit seats.

PERFORMANCE THROUGH INNOVATION.

## A RECORD YEAR.

The Products Division of Armor Holdings had a record year for revenues and operating income. We grew our revenues by 10.6% to over $199.1 million versus $179.9 million in fiscal 2002. Our operating income increased by 13.0% to $35.0 million versus $31.0 million in fiscal 2002. We also continued to evolve our strategy and our operations to position for sustainable growth and further improvements in operating cash flow.

Our position as a highly diversified supplier of law enforcement products and equipment is supported by extensive distribution capabilities and a commitment to customer service and training. We manufacture and sell a broad range of high quality security products and related consumable items, such as concealable and tactical body armor, hard armor, duty gear, less-lethal munitions, anti-riot products, batons, emergency lighting products, forensic products, firearms accessories, weapon maintenance products and specialty gloves. We sell our products through a worldwide network of over 350 distributors and sales agents, including approximately 200 in the United States.



PRODUCTS DIVISION. Essential equipment for SWAT teams around the world. The Operator® Glove by Hatch is designed for ergonomic fit and tactile sensation with construction that provides excellent cut-resistance as well as heat and flash protection.

## STRATEGIC GROWTH AND DIVERSIFICATION.

The December 2003 acquisition of Hatch Imports, Inc. (our 17th acquisition within the Products Division since 1996) is illustrative of how we have built our business; it demonstrates our effective strategy of growth and diversification through acquisition. Hatch, a leading supplier of high quality gloves and other protective gear to the law enforcement, correctional, military, medical, industrial, and consumer markets, is an excellent fit with our operating infrastructure. Hatch excels at providing new, innovative glove and protective products, using proprietary materials and designs to the law enforcement and military fields. By leveraging our superior operational and distribution capability, we are confident that we will create cost savings through integration and help accelerate revenue growth for the business.

Strong brand name recognition in law enforcement is just as important to the growth of our business as category expansion. We benefit from a brand that holds a number one or number two position in each of our product categories. Given the life-saving applications of many of our products, the trust inspired by a leading brand is key to growing market share.

continued on page 16





SWAT officers participate in countless hours of training to prepare for many possible scenarios.

1. A PROTECH™ Intruder shield being prepared for its ballistic viewport at our factory in Pittsfield, MA
2. Cutting ballistic fibers for sewing and assembly at American Body Armor in Jacksonville, FL.
3. SAFARILAND® Duty Gear is individually assembled to ensure the highest quality at our Ontario, CA manufacturing facility.


DEPUTY SHERIFF
ARKANSAS
1

PRODUCTS DIVISION CASE STUDY ON THE STREET

1 LIFE SAVED.

INCIDENT: OFFICER SHOOTING
WHEN: 09-28-03
ARMOR HOLDINGS PRODUCT: BODY ARMOR.



Soft body armor is the most critical component of the law enforcement uniform. American Body Armor uses the finest materials to craft its body armor for criminal justice professionals.

Officer Vernon S. Williams was saved by his body armor on August 28, 2003. The body armor, manufactured by Armor Holdings' company American Body Armor, was struck three times. Lightweight body armor has been widely available for use by law enforcement personnel for more than 30 years. The dramatic reduction in officer homicides following the introduction of body armor, more than 2,700 officer's lives saved by their armor, attests to the protection it provides.

Since its founding in 1969, American Body Armor has continuously led the field in creating better ways to save lives. And, as one of the country's oldest manufacturers of body armor, ABA has remained committed to seeking the newest technologies to combat the ever-changing threats to law-enforcement, military and corrections personnel.

Not only have ABA products responded to new, evolving threats, they have become steadily lighter and more wearable in the process. ABA has accepted all of today's challenges



Lonoke County Sheriff's Depa...

**Sheriff Jim Roberson**

Chief Deputy Patrol
Marlin "Smiley" Wright

Lt. Criminal Investigations
Steve Finch

August 29, 2003

Armor Holdings
205 Richwoods Drive
Bryant, AR 72022

ATTN: Roger Cox

Mr. Cox,

Thursday, August 28, 2003 at approximately 2:24am, Lonoke County Deputy Sheriff Vernon Williams initiated a traffic stop on a black Pontiac Firebird for fictitious tags.
The vehicle was occupied by, three females and one male when it was stopped on the southbound on ramp to Hwy. 167 at Hwy. 5.
Deputy Williams made contact with the female driver and the other three occupants of the vehicle.
At some point during the stop the male subject attempted to flee on foot.
Deputy Williams grabbed the subject and a scuffle ensued in the roadway and it was discovered that the male subject had a pistol in his pocket and was attempting to remove it.
The male subject managed to break away from Deputy Williams and got up with the pistol in hand and began firing at Deputy Williams.
Deputy Williams was able to return fire killing the subject.
Deputy Williams was struck in the left leg, the left elbow, the right hand and three times to the abdomen by the gunfire.
The rounds that struck Deputy Williams in the abdomen did not penetrate the body armor he was wearing at the time.
The body armor worn by Deputy Williams was manufactured February of 1996 by ABA, threat level of IIIA, size LR, serial number N-96124220-R.

Thank you.

Lt. Steve Finch

301 Court Street
Lonoke, Arkansas ...086
501/676-3000
501/676-3047



Mr. & Mrs. Williams.

We are very proud to say that Officer Vernon Williams survived his encounter thanks to an American Body Armor product. To the people of our company, the products we make represent a total dedication to saving lives. That's why quality is more than just a goal to us. It's a way of life. And we live it every day.

head-on. And the men and women who wear our products are the beneficiaries of our efforts.

Backed by a large-scale investment in research and development, ABA ballistic engineers and body armor designers constantly explore innovative and creative ways to improve our products. Through a combination of advanced materials and manufacturing expertise, ABA offers the very finest products available today. Each and every product we make is independently tested to meet the National Institute of Justice (NIJ) standard of performance.

We are very proud to say that Officer Vernon Williams survived his encounter thanks to an American Body Armor product.



DONNIE KEITH (SHIPPING SUPERVISOR)

"I am proud that we manufacture a product that protects the lives of the men and women protecting us. I'm very proud to work for American Body Armor."

GEORGE NEAL (CUTTING SUPERVISOR)

"Every day men and women in law enforcement trust their lives to ABA. I'm proud to have worked here for 22 years, and can honestly say that they are making the right decision."

continued from page 12

## ARMORED FOR ACHIEVEMENT.

Amongst our product niches, we were especially pleased with our body armor operations. In addition to a solid, recurring, branded business for ballistic vests, we worked hard to fill the urgent orders we received for ceramic armor, expanding capacity and speeding up production. We are particularly pleased that our research and development in this area continue to yield advances. Under the PROTECH™ brand, we have introduced a revolutionary new ballistic package for tactical body armor called the exo™ system. Utilizing a unique framing structure that is attached to the ballistic panels in our body armor, it takes the power away from the bullet and distributes the force along the exoskeleton-like grid to lessen the impact. We believe it is lighter, thinner, and stronger than any body armor system previously manufactured.



PRODUCTS DIVISION. Tactical armor is synonymous with strength. PROTECH's new exo™ is engineered to be the strongest there is. The exclusive exo™ framing system not only helps stop a bullet, it takes its force away. Exceeding the National Institute of Justice 0101.04 Level IIIA standard, this tactical armor is the best on the street.

In addition to our ongoing search for complementary acquisitions, we intend to employ three other strategies for growth. First, we believe that there is a significant opportunity to develop a more robust international revenue stream from our products. As an example, we have begun to see meaningful success with growing SAFARILAND's distribution of duty gear into Europe and believe that we will be able to follow this with broad expansion for a number of other categories, including batons, specialty gloves, and less-lethal products. Second, we have also developed a strategy to more effectively pursue federal and state funding for Homeland Security. As an example, we are continuing to supply bullet-resistant aircraft cockpit doors to virtually all of the world's major airlines. Finally, we are testing a variety of Safariland products with retail sport and firearm chain stores and with some independent retailers.

## A MATTER OF FOCUS.

We are focused on our opportunities for growth and believe that we have a predictable, widely applicable formula to take advantage of these opportunities. We are excited about the variety of sales and research and development projects that are underway and believe that the year ahead holds significant promise.

STEPHEN E. CROSKREY
PRESIDENT, PRODUCTS DIVISION



At a training event, officers wearing ABA tactical armor carrying a PROTECH™ Shield, donning a SAFARILAND® Tactical Holster and prepared to deploy a Defense Technology/Federal Laboratories less-lethal ... confront an assailant.

Ballistic viewports for PROTECH™ ballistic shields are molded in our Pittsfield, MA manufacturing facility.

SAFETY IN RESEARCH


PROTECH

REACHING OUR POTENTIAL.

Our Mobile Security Division had an outstanding year in 2003. We are proud not only of the excellent financial results that we delivered, but also of the progress we made in integrating new assets and realigning our business from a strategic and operational perspective. We believe that several management, manufacturing, and capacity initiatives we undertook during the year have created a more capable, focused vehicle production and customer service structure that will enable us to fully realize our growth potential. Looking ahead, we believe there is a substantial opportunity to serve a variety of markets. We benefit from a worldwide leadership role not only through our M1114 Up-Armored HMMWV program, but also for cash-in-transit vehicles, armored vehicles for security-conscious consumers, and with specialized vehicles for a variety of governmental, law-enforcement, and non-governmental organizations.

Our 2003 results were driven primarily by strong demand for the M1114 Up-Armored HMMWV. Divisional revenues increased by 25.9% to $157.5 million and operating income rose by 54.3% to $22.2 million. We worked diligently and successfully to significantly expand our HMMWV program capacity over the course of the year. In January 2003, we were producing approximately 60 vehicles per month. By December 2003, we had achieved a production rate of just over 100 vehicles per month and had manufactured 873 M1114 Up-Armored HMMWVs.



MOBILE SECURITY DIVISION. For added security in threat situations, O'Gara commercial vehicles are equipped with Run-Flat tires.

A HIGHER LEVEL.

In addition to reaching new levels of production, we constantly improve and expand our product offerings both through manufacturing innovations as well as technology upgrades. We developed a significant capacity in armored kits for a variety of HMMWV platforms, we constructed a ballistic glass manufacturing plant to supplement our vehicle production facility, and we constantly tested and retested key designs to improve the level of protection inherent in our vehicles and meet the evolving threats faced by our soldiers in the field.

continued on page 2







To meet differing needs, O'Gara ballistic engineers and scientists developed Categories of Protection for armor systems based on threat levels, weapons, ammunition types, and real-world security conditions. Pictured here: protection against high-powered rifles and sub-machine guns.

Assembly of transparent armor in our new Glass Plant in Cincinnati, OH.

A ballistic engineer aligns the barrel to the target in our ballistics test range in Cincinnati, OH.



SECURITY DIVISION



Inside of the driver's door on a standard armored SUV showing operable glass half way down. Operable glass is standard on both front doors and is an option that can be provided for rear doors.

## 4 LIVES SAVED.

### INCIDENT: POSSIBLE ANTI-TANK MINE BLAST
### DATE: 10.14.98
### ARMOR HOLDINGS PRODUCT: ARMORED-M 193 PROTECTION-SUV

Major John T. Sheahan's life was spared thanks to the blast protection provided by his armored vehicle. The Chevrolet® Suburban™, pictured above, was armored by O'Gara-Hess & Eisenhardt, an Armor Holdings Company. Renowned throughout the world as the premier provider of armored vehicles and vehicle systems, the Armor Holdings Mobile Security Division is comprised of the world's most recognized brands of armored passenger vehicles. O'Gara-Hess & Eisenhardt (O'Gara), the largest and most experienced wheeled vehicle armoring company in the world, serves a wide range of commercial, corporate, government and military customers worldwide. Beginning with the innovative engineering of a bullet-resistant car for U.S. President Harry S. Truman, the President of the United States during World War II, O'Gara has a proud history of protecting U.S. Presidents, more than 60 international heads of state, and a long list of diplomats around the world. Vehicles armored by O'Gara are outfitted with the one of four categories of protection Handgun Protection; Assault Rifle



National Defence
Land Strategic Concepts
PO Box 17000 Stn Forces
Kingston ON K7K 7B4

Concepts stratégiques
BP 17000 Succursale
Kingston Ontario K7K 7B4

06 April 2004

President
O'Gara-Hess & Eisenhardt - An Armor Holdings Company
9113 Le Saint Drive
Fairfield, Ohio 45014

Dear Mr. Allen:

Recently, I attended a reunion of friends (involving military and diplomatic staff, Canadian and American) who had worked together in Kosovo in 1998. During this social gathering, I realized that a long overdue "must do item" had not yet been done. Allow me to explain.

On September 14 1998, while employed as a diplomatic observer, I was traveling on a routine patrol in Kosovo. About noon that day, my vehicle drove over and detonated something. I will never know exactly what the device was, but judging from the size of the resulting road damage (a crater about seven feet in diameter and three feet deep) it was a large explosive device. As a military engineer, I have some experience with mines and explosives and I would not be at all surprised if the device had been an anti-tank mine, containing at least ten pounds of explosives.

To get to point of this letter, however, let me tell you about the condition of the truck and our team. Having completed a half somersault, (as the vehicle was flipped onto its roof) the three of us were a little shaken. The pictures show the final condition of the truck, but thankfully, our physical injuries were just scrapes and bruises. Had it not been for the fact that we were riding in an armoured vehicle, I am sure that serious injuries or even deaths would have been very very likely.

I have since been informed by the engineer in Ottawa who ordered the vehicle (for the Government of Canada) that our truck had been armoured at your plant in Ohio.

Please convey my thanks to all of your staff for the outstanding work that you have done.

J.T. Sheahan
Major


NORTH CAROLINA

The Sheahan Family.

We are proud that, thanks to his armored vehicle,
Major Sheahan is still "appreciating the finer things
in life." At O'Gara-Hess & Eisenhardt, we pursue a mission
to make products that people can trust their lives with.
We are totally focused on accepting nothing short of
excellence in everything we do.

Protection; Armor Piercing Protection; Explosion Resistant Vehicle Protection. Within each category, differing levels of protection are also available.

Today, O'Gara offers commercial armored passenger vehicles, military armored vehicles, and armor system integration to customers around the world. Our multinational operations offer a unique combination of personal security and luxury to corporate executives, government officials, celebrities, professionals, and other private citizens who not only value their security, but also appreciate the finer things in life.

We are proud that thanks to his armored vehicle, Major Sheahan is still "appreciating the finer things in life."



DON GOULD (COMMERCIAL PRODUCTION MANAGER )

"This is quite emotional for me. I was here working on the line when this car was built and when this gentleman came here to thank us for making the vehicle that saved his life. It's so good to know that if a person needs the vehicle we make...and, unfortunately, in today's world, they do...I'm so glad to know that we're here to protect them. Just knowing we are making life saving products, is touching to me."

continued from page 18

We also had a good year in the commercial armored vehicle market. In the United States, we produced 143 commercial armored vehicles, an increase of approximately 5% versus the prior year. These were primarily for a variety of government agencies, but also for some non-governmental organizations. We were able to open a new facility for this production, which freed up much needed space for our M1114 Up-Armored HMMWV program. I am pleased to say that this transition went very smoothly and we did not miss a beat. The outlook for our U.S. commercial business is good and we have already achieved our backlog target for the full year of 2004.



MOBILE SECURITY DIVISION. Through the integration of automotive engineering, ballistic science, and quality-controlled manufacturing, each O'Gara protected vehicle virtually eliminates vulnerability, while retaining the ride, comfort, performance, and discreet appearance of the original vehicle.

## A SEASON OF GROWTH

In Europe, we closed a plant in Italy and more efficiently utilized our French manufacturing plant. Combined with our operations in Germany, we produced approximately 336 armored vehicles during the year, up slightly from 332 in 2002. Despite a 90-unit reduction in cash-in-transit vehicles resulting from a change in the armoring regulations for cash-in-transit vehicles in Europe, the region still experienced a 1.2% increase in commercial armoring revenues. TRASCO, of Bremen, Germany, has proven to be a solid acquisition for us and we are pleased with its brand, capabilities, and its financial performance. We are pleased with our backlog in Europe and we expect to grow in the year ahead. New regulations for cash-in-transit vehicles are expected to be finalized during 2004, which we expect to increase demand compared to 2003.

In Latin America, which is a consumer-oriented business, we armored approximately 650 vehicles. It was a challenge to operate profitably given the competitive pricing environment in which we compete in most markets in South and Central America. Even so, we restructured our operations with an eye toward efficiency and showed significant profitability in the second half of the year.

In short, we enjoy a strong position in both the defense market and in the commercial armored vehicle market. O'Gara-Hess & Eisenhardt and TRASCO are two of the world's most respected brands and they possess state-of-the-art engineering operations as well as a global manufacturing capability and customer service network. With this foundation, we firmly believe that we are in an excellent position to continue our growth and increase our profitability.

GARY W. ALLEN
GENERAL MANAGER, MOBILE SECURITY DIVISION



M1114 Up-Armored HMMWV assembly line in Cincinnati, OH.
The M1114 Up-Armored HMMWV was put through rigorous [illegible] testing to validate its field readiness.



## STRATEGIC MARKETS & PRODUCTS

### AEROSPACE & DEFENSE

- Up-armored military vehicles
- Armored aircraft seating
- SAPI infantry armor
- Missile components
- Armored cockpit doors
- Parachutes
- Floatation vests

### LAW ENFORCEMENT

- Bullet resistant vests
- Law enforcement duty gear
- Less-lethal ammunition
- Firearms accessories
- Anti-riot products
- Emergency lighting products
- Forensic products
- Personnel training programs
- Specialty gloves

### COMMERCIAL VEHICLES

- Fully armored vehicles
- Light armored vehicles
- Armored cash-in-transit vehicles
- Vehicles for Heads of State

## MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Our common stock, par value $.01 per share (the "Common Stock") is traded under the symbol "AH" on the New York Stock Exchange (the "NYSE"). The following table sets forth the range of high and low sales prices for our Common Stock on the NYSE for fiscal years 2003 and 2002 and for the first quarter of fiscal year 2004 (through March 5, 2004).

| | High | Low |
|---|---|---|
| **2004** | | |
| 1st Quarter - through March 5, 2004 | $30.30 | $24.80 |
| **2003** | | |
| 4th Quarter | $27.35 | $16.46 |
| 3rd Quarter | $17.80 | $12.83 |
| 2nd Quarter | $14.95 | $ 9.91 |
| 1st Quarter | $14.60 | $ 9.40 |
| **2002** | | |
| 4th Quarter | $16.50 | $12.50 |
| 3rd Quarter | $25.50 | $12.00 |
| 2nd Quarter | $29.55 | $22.00 |
| 1st Quarter | $28.25 | $20.45 |

### Holders

As of March 5, 2004, we had approximately 385 stockholders of record. Only record holders of shares held in "nominee" or street names are included in this number.

### Dividends

We have never declared or paid cash dividends on our Common Stock. Our debt agreements, such as the indenture governing the 8¼% senior subordinated notes and the senior credit facility, contain covenants that limit our ability to pay dividends or make other distributions to our stockholders. We may pay dividends subject to the restrictions contained in our indenture and our senior credit facility. With respect to our senior credit facility, we intend to seek an amendment that permits us to pay dividends or make other distributions to our stockholders. However, we cannot assure you that we will be able to pay dividends to our stockholders in the future due to the restrictive covenants regarding our ability to pay dividends contained in our indenture and our senior credit facility. Furthermore, with respect to our senior credit facility, we cannot assure you that we will obtain the amendment necessary to allow us to pay dividends or make other distributions to our stockholders. See Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations-Liquidity and Capital Resources" and Note 8 to Consolidated Financial Statements.

### Recent Sale of Unregistered Securities

None.

### Recent Purchases of Our Registered Equity Securities

We did not purchase any shares of our common stock during the fourth quarter of 2003.

## SELECTED FINANCIAL DATA

### Financial Overview

### Five-Year Summary

The table below sets forth a summary of our results of operations and financial condition as of and for the periods then ended.

| | 2003 | 2002 | 2001 | 2000 | 1999 |
|---|---|---|---|---|---|
| | (amounts in thousands, except per share amounts) | | | | |
| Total revenues (1) | $365,172 | $305,117 | $197,100 | $139,904 | $96,706 |
| Operating income | $ 35,729 | $ 38,365 | $ 26,673 | $ 19,869 | $15,126 |
| Income from continuing operations | $ 17,006 | $ 21,337 | $ 14,684 | $ 10,847 | $ 9,328 |
| Net income (loss)(2) | $ 10,886 | $(17,689) | $ 10,128 | $ 17,048 | $13,196 |
| Basic income from continuing operations per common share | $ 0.61 | $ 0.70 | $ 0.61 | $ 0.48 | $ 0.44 |
| Diluted income from continuing operations per common share | $ 0.59 | $ 0.69 | $ 0.59 | $ 0.46 | $ 0.43 |
| Basic earnings (loss) per share | $ 0.39 | $ (0.58) | $ 0.42 | $ 0.75 | $ 0.63 |
| Diluted earnings (loss) per share | $ 0.38 | $ (0.57) | $ 0.41 | $ 0.73 | $ 0.61 |

Note 1 – Revenue and operating income for all periods presented represents revenue from continuing operations only, while net income includes income and losses from discontinued operations.

Note 2 – 2003 and 2002 net income (loss) includes a pre-tax charge for impairment of long-lived assets of discontinued operations of $12.4 million and $30.3 million, respectively. 2001 net income (loss) includes a pre-tax restructuring charge of $10.3 million in discontinued operations.

| | | | | | |
|---|---|---|---|---|---|
| Total assets | $585,626 | $367,753 | $388,057 | $225,957 | $178,922 |
| Working capital | $168,644 | $100,591 | $142,723 | $ 67,937 | $ 53,993 |
| Long-term obligations | $168,508 | $ 5,240 | $ 4,640 | $ 38,288 | $ 2,453 |
| Stockholders' equity | $295,365 | $288,077 | $326,019 | $166,771 | $157,883 |

## MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This Management's Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Statements that are predictive in nature, that depend upon or refer to future events or conditions or that include the words such as "expects", "anticipates", "intends", "plans", "believes", "estimates", "could be" and similar expressions are forward looking statements. Although we believe that these statements are based upon reasonable assumptions, we can give no assurance that our goals will be achieved. For more information, see "Forward Looking Statements" contained elsewhere in this report.

Our actual results may differ from those expressed or implied in forward-looking statements. We believe that we are subject to a number of risk factors, including, without limitation: the inherent unpredictability of currency fluctuations; competitive actions, including pricing; the ability to realize cost reductions and operating efficiencies, including the ability to implement headcount reduction programs timely and in a manner that does not unduly disrupt business operations and the ability to identify and to realize other cost-reduction opportunities; general economic and business conditions; our ability to successfully execute changes to operations, such as integration of recent and future acquisitions and the move of our corporate headquarters and certain of our manufacturing operations, without disrupting our operations; and our ability to obtain supplies and raw materials without disruption.

Any forward-looking statements in this report should be evaluated in light of these and other important risk factors listed in this Management's Discussion and Analysis of Financial Condition and Results of Operations and elsewhere in this Annual Report on Form 10-K including the accompanying financial statements.

**Company Overview**

We are a leading manufacturer and provider of specialized security products; training and support services related to these products; vehicle armor systems; military helicopter seating systems, aircraft and land vehicle safety systems; protective equipment for military personnel; and other technologies used to protect humans in a variety of life-threatening or catastrophic situations. Our products and systems are used domestically and internationally by military, law enforcement, security and corrections personnel, as well as governmental agencies, multinational corporations and individuals. We are organized and operated under three business divisions: Armor Holdings Products, also referred to as our Products Division, Armor Mobile Security, also referred to as our Mobile Security Division, and Simula.

**Continuing Operations**

*Products.* Our Products Division manufactures and sells a broad range of high quality security products, equipment and related consumable items, such as concealable and tactical body armor, hard armor, duty gear, less-lethal munitions, anti-riot products, police batons, emergency lighting products, forensic products, firearms accessories, weapon maintenance products, foldable ladders and specialty gloves. Our products are marketed under brand names that are well established in the military and law enforcement communities such as AMERICAN BODY ARMOR™, B-SQUARE®, BREAK FREE®, CLP®, DEFENSE TECHNOLOGY/FEDERAL LABORATORIES®, DEF-TEC PRODUCTS®, DISTRACTION DEVICE®, FEDERAL LABORATORIES®, FERRET®, FIRST DEFENSE®, IDENTICATOR®, IDENTIDRUG®, IMPAK™, LIGHTNING POWDER®, MONADNOCK®, NIK®, O'GARA-HESS & EISENHARDT ARMORING COMPANY®, PROTECH™, QUIKSTEP LADDERS™, SAFARILAND DESIGN®, SPEEDFEED®, 911EP and DESIGN™. We sell our products through a network of over 350 distributors and sales agents, including approximately 200 in the United States. Our extensive distribution capabilities and commitment to customer service and training have enabled us to become a leading provider of security equipment to law enforcement agencies.

*Mobile Security.* Our Mobile Security Division manufactures and installs ballistic and blast protected armoring systems for privately owned vehicles. We armor a variety of privately owned commercial vehicles, including limousines, sedans, sport utility vehicles, commercial trucks and cash-in-transit vehicles, to protect against varying degrees of ballistic and blast threats. Our customers in this business include international corporations and high net worth individuals. Under the brand name O'Gara-Hess & Eisenhardt, we are the sole-source provider to the U.S. military of the armor and blast protection systems for HMMWVs. We are also under contract with the U.S. Army to provide spare parts, logistics and ongoing field support services for the currently installed base of approximately 4,415 Up-Armored HMMWVs. Additionally, our Mobile Security Division has been subcontracted to develop a ballistic and blast protected armored and sealed truck cab for the HIMARS, a program recently transitioned by the U.S. Army and U.S. Marine Corps from developmental to a low rate of initial production, deliveries of which commenced in 2003. We also supply armor sub-systems for other tactical wheeled vehicles. In addition, we supply ballistic and blast protected armoring systems to U.S. federal law enforcement and intelligence agencies and foreign heads of state.

*Simula.* Simula, acquired December 9, 2003, supplies human safety and survival systems to the U.S. military, and major aerospace and defense prime contractors. Our core markets are military aviation safety, military personnel safety, and land and marine safety. Through Simula, we provide military helicopter seating systems, aircraft and land vehicle armor systems, protective equipment for military personnel and technologies used to protect humans in a variety of life-threatening or catastrophic situations.

**Discontinued Operations**

On April 17, 2003, we announced that we had completed the sale of our ArmorGroup Integrated Systems business through the sale of 100% of the stock of ArmorGroup Integrated Systems, Inc. and Low Voltage Systems Technologies, Inc. to Aerwav Integration Systems, Inc. ("AIS"). AIS is a wholly owned subsidiary of Aerwav Holdings, LLC. As consideration for the integrated systems business, we received a $4.1 million collateralized note due in two years and a warrant for approximately 2.5% of AIS. We have recorded a loss of $366,000 on the sale.

On November 26, 2003, we announced that we completed the sale of ArmorGroup, our security service division, for $33,660,000 in consideration to a group of private investors led by Granville Baird Capital Partners of London, England and Management. We received $31,360,000 in cash at closing and are scheduled to receive another $2,300,000 by the end of 2004. We have recorded a loss of $8.8 million on the sale in the fourth quarter of 2003. In accordance with generally accepted accounting principles, unrealized gains and losses, which are included in equity as accumulated other comprehensive income or loss, are not recognized until the period in which the related assets and liabilities are disposed of.

At December 31, 2003, our litigation support services subsidiary remains in discontinued operations. This subsidiary specializes in providing computer forensics consulting services, training and software tools to the civil litigation market and to government agencies and Fortune 500 corporations. Computer forensics is the preservation, identification, extraction and documentation of computer evidence. We are actively attempting to sell this business and expect to sell it during 2004.

**Critical Accounting Policies**

Our significant accounting policies are described in Note 1 to the consolidated financial statements included in Item 8 of this Form 10-K. We believe our most critical accounting policies include revenue recognition, the use of estimates, income taxes and impairment.

*Revenue Recognition.* We record products revenue at the time of shipment. Returns are minimal and do not materially affect the financial statements.

We record revenue from our Mobile Security Division when the vehicle is shipped, except for larger commercial contracts typically longer than four months in length and the contract for the delivery of HMMWVs to the U.S. government on which revenue is recognized on a units completed bases with completion occurring upon inspection and acceptance by the U.S. government. This contract continues through 2005. Revenue from such larger contracts is recognized on the percentage of completion, units-of-work performed method. HMMWV units sold to the U.S. government are considered complete when the onsite Department of Defense officer finishes the inspection of the HMMWV and approves it for delivery. Should such contracts be in a loss position, the entire estimated loss would be recognized for the balance of the contract at such time. We believe that our current contracts are profitable.

We record service revenue as services are provided on a contract-by-contract basis. Revenues from service contracts are recognized over the term of the contract.

*Estimates.* The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Significant estimates inherent in the preparation of the accompanying consolidated financial statements include periodic testing of the carrying value of long-lived assets for impairment, valuation allowances for receivables, inventories and deferred income tax assets, liabilities for potential litigation claims and settlements; and contract contingencies and obligations. Actual results could differ from those estimates.

*Income taxes.* We account for income taxes pursuant to Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes". Under the asset and liability method specified thereunder, deferred taxes are determined based on the difference between the financial reporting and tax bases of assets and liabilities. Deferred tax liabilities are offset by deferred tax assets relating to net operating loss carryforwards and deductible temporary differences. Future benefits obtained either from utilization of net operating loss carryforwards or from the reduction in the income tax asset valuation allowance existing on September 20, 1993 have been and will be applied to reduce reorganization value in excess of amounts allocable to identifiable assets. At December 31, 2003 and 2002, our consolidated foreign subsidiaries have unremitted earnings of approximately $9.0 million and $3.0 million, respectively, on which the Company has not recorded a provision for United States Federal income taxes since these earnings are considered to be permanently reinvested. Such foreign earnings have been taxed according to the regulations existing in the countries in which they were earned.

*Impairment.* Long-lived assets including certain identifiable intangibles, and the goodwill related to those assets, are reviewed annually for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset in question may not be recoverable including, but not limited to, a deterioration of profits for a business segment that has long-lived assets, and when other changes occur which might impair recovery of long-lived assets. Management reviewed the Company's long-lived assets and has taken an impairment charge of $12.4 million in fiscal 2003 and $30.3 million in fiscal 2002 to reduce the carrying value of the Services Division to estimated realizable value. The method used to determine the existence of an impairment would be discounted operating cash flows estimated over the remaining useful lives of the related long-lived assets for continuing operations in accordance with SFAS No. 142, "Goodwill and Other Intangible Assets." Impairment is measured as the difference between fair value and unamortized cost at the date impairment is determined.

*Discontinued Operations.* In accordance with Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (SFAS 144), a component classified as held for sale is reported in discontinued operations when the following conditions are met: (a) the operations and cash flows of the component have been (or will be) eliminated from the ongoing operations of the entity as a result of the disposal transaction and (b) the entity will not have any significant continuing involvement in the operations of the component after the disposal transaction. In a period in which a component of an entity either has been disposed of or is classified as held for sale, the income statement for current and prior periods reports the results of operations of the component, including any estimated impairment gain or loss recognized in accordance with SFAS 144 paragraph 37, in discontinued operations. The results of discontinued operations, less applicable income taxes (benefit), is reported as a separate component of income before extraordinary items and the cumulative effect of accounting changes (if applicable). The assets and liabilities of a disposal group classified as held for sale are presented separately in the asset and liability sections, respectively, of the statement of financial position.

**Results of Operations**

Effective June 30, 2002, we decided to sell the ArmorGroup Services Division (the sale was completed on November 26, 2003) through an organized and formal auction managed by outside advisors. In accordance with Statement of Accounting Standards 144, Accounting for Impairment or Disposal of Long-Lived Assets, the assets and liabilities of the Company's Services Division have been classified as held for sale, with operating results reported as discontinued operations in the our statement of operations for all periods prior to the sale of this division. Our US based training subsidiary, USDS, Inc. previously reported under the Services Division but not included for sale has been reclassified to the Products Division.

The following table sets forth selected statement of operations data as a percentage of total revenues for the periods indicated:

| | Fiscal Year | | |
|---|---|---|---|
| | 2003 | 2002 | 2001 |
| Revenue from continuing operations | | | |
| Products | 54.5% | 59.0% | 76.0% |
| Mobile Security | 43.1% | 41.0% | 24.0% |
| Simula | 2.3% | 0.00% | 0.00% |
| Total revenues from continuing operations | 100.0% | 100.0% | 100.0% |
| Cost of sales | 69.4% | 69.1% | 64.1% |
| Operating expenses | 17.2% | 16.3% | 19.6% |
| Amortization | 0.1% | 0.1% | 1.1% |
| Integration and other charges | 3.4% | 1.9% | 1.7% |
| Operating income | 9.8% | 12.6% | 13.5% |
| Interest expense, net | 1.1% | 0.3% | 2.0% |
| Other income, net | 0.1% | 0.0% | 0.0% |
| Income from continuing operations before provision for income taxes | 8.5% | 12.3% | 11.6% |
| Provision for income taxes | 3.9% | 5.3% | 4.2% |
| Income from continuing operations | 4.7% | 7.0% | 7.5% |
| Loss from discontinued operations, net of income tax | (1.7%) | (12.8)% | (2.3)% |
| Net income (loss) | 3.0% | (5.8)% | 5.1% |

**Fiscal 2003 as Compared to Fiscal 2002**

*Net income (loss).* Net income (loss) increased $28.6 million, or 161.5%, to net income of $10.9 million for the year ended December 31, 2003 ("fiscal 2003") compared to a net loss of $(17.7) million for the year ended December 31, 2002 ("fiscal 2002"). Income from continuing operations and a loss from discontinued operations were $17.0 million and ($6.1) million, respectively, for fiscal 2003, compared to income from continuing operations and a loss from discontinued operations of $21.3 million and $(39.0) million, respectively, for fiscal 2002. The decrease in income from continuing operations relates primarily to a $7.3 million non-cash, non-recurring charge for stock based compensation in the fourth quarter of 2003, a $3.3 million (including a $2.1 million non-cash charge) severance charge related to the termination of our former Chief Executive Officer in the second quarter of 2003, an increase in interest expense relating to the company's $150.0 million subordinated debenture issued on August 12, 2003, and increases in bonus expense, legal and accounting fees, insurance and internal audit expenses.

**Continuing Operations**

*Products Division revenues.* Our Products Division revenues increased $19.1 million, or 10.6%, to $199.1 million in fiscal 2003, compared to $179.9 million in fiscal 2002. For fiscal 2003, Products Division revenue increased 7.6% internally, including year-over-year changes in acquired businesses, and 3.0% due to the acquisitions of Speedfeed, Inc., the Foldable Products Group, Evi-Paq, Inc., B-Square, Inc. and 911 Emergency Products, Inc., all of which were completed during 2002 and Hatch Imports, Inc., which was completed in the fourth quarter of 2003. Products Division revenues include $20.7 million and $16.8 million from USDS, Inc., our US based training company, for the years ended fiscal 2003 and fiscal 2002, respectively. In our filings prior to June 30, 2002, we reported USDS, Inc. as a part of our Services Division.

*Mobile Security Division revenues.* Our Mobile Security Division revenues increased $32.4 million, or 25.9% to $157.5 million in fiscal 2003, compared to $125.2 million in fiscal 2002. Mobile Security Division revenues for 2003 increased by $19.2 million due to the acquisition of substantially all of the assets of Trasco-Bremen on September 24, 2002. Excluding the $19.2 million of 2003 revenue increase relating to Trasco-Bremen, Mobile Security Division revenue increased $13.2 million, or 10.9%, in fiscal 2003 compared to fiscal 2002.

*Simula revenues.* Simula, which we acquired on December 9, 2003, generated revenues of $8.5 million in fiscal 2003 for the 21-day period they were included in fiscal 2003.

*Cost of sales.* Cost of sales increased $42.8 million, or 20.3%, to $253.6 million for fiscal 2003 compared to $210.7 million for fiscal 2002. As a percentage of total revenues, cost of sales increased to 69.4% of total revenues for fiscal 2003 from 69.1% for fiscal 2002. The increase in cost of sales as a percentage of revenues was primarily due to an increased mix of Mobile Security Division revenues. The Mobile Security Division generates higher cost of sales as a percentage of revenues than does the Products Division.

Gross margins in the Products Division were 34.8% for fiscal 2003 compared to 36.4% for fiscal 2002. The decline in Product Division's gross margins resulted primarily from: (1) an increase in low margin gas mask sales; (2) an increase in lower margin international body armor sales produced overseas at Armor Products International; (3) lower production volumes within our less-lethal, automotive and hard armor product lines, which resulted in reduced fixed cost absorption and certain labor inefficiencies; and (4) moving costs and labor inefficiencies at ProTech associated with the relocation of its manufacturing facility. Excluding our Products training division subsidiary, the Products Division gross margins were 37.1%, compared to 38.7% in 2002.

Gross margins in the Mobile Security Division were 25.4% in fiscal 2003, compared to 23.0% for fiscal 2002. The increase in the Mobile Security gross margins was primarily attributable to: (1) favorable manufacturing overhead cost absorption relating to increased manufacturing volumes at our Cincinnati manufacturing facility, and (2) operational efficiencies at our Cincinnati manufacturing facility.

Gross margins in Simula were 25.8% for the 21-day period they were included in fiscal 2003. Simula's gross margins were negatively impacted by purchase accounting, and by the wrap-up of a low margin contract. 2003 operations are not necessarily indicative of future performance.

*Operating expenses.* Operating expenses increased $13.0 million, or 26.0%, to $62.8 million (17.2% of total revenues) for fiscal 2003 compared to $49.8 million (16.3% of total revenues) for fiscal 2002.

Products Division operating expenses increased $1.8 million, or 5.7%, to $33.1 million (16.6% of Products Division revenues) compared to $31.4 million (17.4% of Products Division revenues) for fiscal 2002. This increase is primarily due to the incremental operating expenses associated with acquired businesses completed during or subsequent to 2002.

Mobile Security Division operating expenses increased $4.8 million, or 39.3%, to $17.1 million (10.9% of Mobile Security Division revenues) for fiscal 2003 compared to $12.3 million (9.8% of Mobile Security Division revenues) for fiscal 2002. Excluding the increase in 2003 operating expenses resulting from the acquisition of substantially all of the assets of Trasco-Bremen on September 24, 2002, the operating expenses for fiscal 2003 increased $3.0 million versus fiscal 2002. The increase in operating expenses was primarily due to: (1) increased expenses associated with the start-up of operations in Caracas, Venezuela; (2) increased insurance costs; (3) the net effect of a weaker U.S. dollar against foreign currencies, and (4) normal wage inflation.

Simula operating expenses were $ 793,000 in fiscal 2003.

Corporate operating expenses increased $5.6 million, or 89.9%, to $11.8 million (3.2% of total revenues) in fiscal 2003 compared to $6.2 million in fiscal 2002 (2.0% of total revenues). This increase is due primarily to increased bonus expense, legal and accounting fees, insurance and internal audit expenses.

*Amortization.* Amortization expense increased $244,000, or 99.6%, to $489,000 for fiscal 2003 compared to $245,000 for fiscal 2002. SFAS 142, which we adopted on January 1, 2002, eliminated amortization of intangible assets with indefinite lives and goodwill for all acquisitions completed after

July 1, 2001, as well as for all fiscal years ending after January 1, 2002. Remaining amortization expense is related to patents and trademarks with finite lives and to amortization on intangible assets, other than goodwill, associated with the Simula, Inc. and Hatch Imports, Inc. acquisitions in 2003.

*Integration and other charges.* Integration and other charges increased $6.7 million, or 112.2%, to $12.6 million for fiscal 2003 compared to $5.9 million in fiscal 2002. The increase in integration and other charges is primarily related to a $7.3 million non-cash charge for stock-based compensation for a performance plan for certain key executives and a $3.3 million severance charge (including a $2.1 million non-cash charge) related to the recent departure of our former Chief Executive Officer. Excluding these charges, integration and other charges were $2.0 million for fiscal 2003, a decrease of $3.9 million from fiscal 2002. This decrease was primarily due the elimination of expense associated with the 2001 acquisitions of O'Gara-Hess & Eisenhardt and Identicator.

*Operating income.* Operating income from continuing operations decreased $2.7 million, or 6.9%, to $35.7 million in fiscal 2003 compared to $38.4 million in fiscal 2002 due to the factors discussed above.

*Interest expense, net.* Interest expense, net increased $3.1 million, or 334.7% to $4.0 million for fiscal 2003 compared to $923,000 for fiscal 2002. This increase was due primarily to interest expense associated with the $150 million aggregate principal amount of 8.25% senior subordinated notes due 2013, which were issued on August 12, 2003. On September 2, 2003, we entered into interest rate swap agreements that effectively exchanged the 8.25% fixed rate for a variable rate of six month LIBOR, set in arrears, plus a spread of 2.735% to 2.75%. At December 31, 2003, the six-month LIBOR rate was 1.22%.

*Other expense, net.* Other expense, net, was $508,000 for fiscal 2003, compared to $51,000 for fiscal 2002. The increase related primarily to foreign exchange currency losses and a write-down of certain fixed assets.

*Income from continuing operations before provision for income taxes.* Income from continuing operations before provision for income taxes decreased $6.2 million, or 16.5%, to $31.2 million for fiscal 2003 compared to $37.4 million for fiscal 2002 due to the reasons discussed above.

*Provision for income taxes.* Provision for income taxes on continuing operations was $14.2 million for fiscal 2003 compared to $16.1 million for fiscal 2002. The effective income tax rate was 45.5% for fiscal 2003 compared to 42.9% for fiscal 2002 based on our annual income amounts and jurisdictions in which such amounts were taxable. The 2003 effective income tax rate of 45.5% is higher than the 37.4% estimated effective income tax rate that was utilized in the first half of 2003 due to, among other things: (1) the non-tax deductible nature of the non-cash, non-recurring stock based compensation that was provided to certain key executives, and (2) a taxable gain that was realized in the second half of 2003 when certain intellectual property utilized in our discontinued operations was revalued in order to comply with tax code provisions. The impact of the incremental tax associated with the revalued intellectual property is recorded in continuing operations as required by generally accepted accounting principles, and resulted in an incremental non-cash tax expense, for which foreign tax credits are available to offset the tax otherwise payable. The previously mentioned negative impacts on the 2003 tax rate were partially offset by some state level tax strategies, which lowered the effective tax rate.

*Income from continuing operations.* Income from continuing operations decreased $4.3 million to $17.0 million for fiscal 2003 compared to $21.3 million for fiscal 2002 due to the factors discussed above.

**Discontinued Operations**

Many of the items listed below involve accounting estimates. The loss and amounts below will be re-evaluated in the future for any changes which might be appropriate.

On April 17, 2003, we announced that we had completed the sale of our ArmorGroup Integrated Systems business through the sale of 100% of the stock of ArmorGroup Integrated Systems, Inc. and

Low Voltage Systems Technologies, Inc. to Aerwav Integration Systems, Inc. ("AIS"). AIS is a wholly owned subsidiary of Aerwav Holdings, LLC. As consideration for the integrated systems business, we received a $4.1 million collateralized note due in two years and a warrant for approximately 2.5% of AIS. We have recorded a loss of $366,000 on the sale.

On November 26, 2003, we announced that we completed the sale of ArmorGroup, our security service division, for $33,660,000 million in consideration to a group of private investors led by Granville Baird Capital Partners of London, England and Management. We received $31,360,000 million in cash at closing and are scheduled to receive another $2,300,000 million by the end of 2004. We have recorded a loss of $8.8 million on the sale. In accordance with generally accepted accounting principles, unrealized gains and losses, which are included in equity as accumulated other comprehensive income or loss, are not recognized until the period of disposition of the related assets and liabilities (which was a large component of the loss).

At December 31, 2003, Network Technologies, Inc. ("NTI"), our litigation support services subsidiary, remains our only operating subsidiary in discontinued operations.

Note 2 of the consolidated financial statements contains comparative information for our discontinued operations.

*Services revenues.* Services Division revenues decreased $3.1 million, or 3.2%, to $95.1 million for fiscal 2003 compared to $98.3 million for fiscal 2002 as fiscal 2003 reflects revenues from ArmorGroup only through November 26, 2003, and revenues from ArmorGroup Integrated Systems only through April 17, 2003, their respective dates of sale as opposed to a full year in 2002. Exclusive of ArmorGroup Integrated Systems, revenue increased $8.5 million, or 10.3%, to $90.4 million for fiscal 2003 compared to $82.0 million for fiscal 2002. This increase is due to strong performance primarily in the Middle East with strong growth coming from Iraq along with ongoing strong training revenues from the Athens Olympics build up. These are tempered by weak revenues in mine action business, investigations business and the Latin American business and the lack of a full year's revenues in fiscal 2003.

*Cost of sales.* Cost of sales decreased $9.0 million, or 11.9%, to $66.8 million for fiscal 2003 compared to $75.8 million for fiscal 2002 as fiscal 2003 reflects cost of sales from ArmorGroup only through November 26, 2003, and cost of sales from ArmorGroup Integrated Systems only through April 17, 2003, their respective dates of sale. As a percentage of total revenue from discontinued operations, cost of sales decreased to 70.2% of total revenues from discontinued operations for fiscal 2003 from 77.1% for fiscal 2002. This decrease is a result of the sale of the ArmorGroup Integrated Systems business in April 2003, which has a comparatively low gross margin.

Exclusive of ArmorGroup Integrated Systems, cost of sales increased $3.9 million, or 6.8%, to $61.6 million for fiscal 2003 compared to $57.7 million for fiscal 2002. Exclusive of ArmorGroup Integrated Systems, cost of sales as a percentage of total revenue from discontinued operations decreased to 68.2% of total revenues from discontinued operations for fiscal 2003 from 70.4% for fiscal 2002. This decease in cost of sales as a percentage of total revenue from discontinued operations was primarily a result of the proportion of the revenue growth coming from expatriate intensive security contracts in Iraq and continued high margin training contracts.

*Operating expenses.* Operating expenses decreased $10.7 million, or 34.9%, to $19.9 million (20.9% of total revenues from discontinued operations) for fiscal 2003 compared to $30.6 million (24.9% of total revenues from discontinued operations) for fiscal 2002 as fiscal 2003 reflects operating expenses from ArmorGroup only through November 26, 2003, and operating expenses from ArmorGroup Integrated Systems only through April 17, 2003, their respective dates of sale. Exclusive of ArmorGroup Integrated Systems, operating expenses decreased $7.6 million, or 28.1%, to $19.4 million for fiscal 2003 compared to $26.9 million for fiscal 2002. This decrease was due to reduced foreign currency expenses, a reduction in salary costs as a result of the 2002 restructuring and the sale of ArmorGroup on November 26, 2003.

*Charge for impairment of long-lived assets.* Charge for impairment of long-lived assets was $21.5 million for fiscal 2003 compared to $30.3 for fiscal 2002. The fiscal 2003 charge related to a $12.4

million reduction in the carrying value of the Services division to its estimated realizable value, the $8.8 million loss on the sale of ArmorGroup and the $366,000 loss on the sale of ArmorGroup Integrated Systems. The 2002 charge was the result of $6.1 million in estimated disposal costs and a $24.2 million reduction in carrying value of the Services Division to the estimated realizable value as required by SFAS 144.

*Integration and other charges.* Integration and other charges decreased $1.8 million, or 70.4%, to $776,000 for fiscal 2003 compared to $2.6 million for fiscal 2002. This decrease is primarily due to severance payments to certain personnel in the prior year.

*Operating loss.* Operating losses were $(4.7) million for fiscal 2003, compared to an operating loss of $(41.0) million for fiscal 2002 due to the factors discussed above. Operating loss from the ArmorGroup Integrated Systems business was ($15.0) million for fiscal 2002 primarily due to the $11.9 million charge for impairment of long-lived assets. Excluding the ArmorGroup Integrated Systems business, the balance of the assets held for sale generated an operating loss of $(3.7) million for fiscal 2003 compared to an operating loss of ($26.9) million for fiscal 2002.

*Interest expense, net.* Interest expense, net decreased $330,000 or 95.4%, to $16,000 for fiscal 2003 compared to $346,000 for fiscal 2002. This decrease was due to decreased utilization of the Services Division's line of credit.

*Other expense, net.* Other expense, net, was $479,000 for fiscal 2003 compared to $99,000 for fiscal 2002 due primarily to an increase in foreign currency fluctuation losses in fiscal 2003.

*Loss from discontinued operations before benefit for income taxes.* Loss from discontinued operations before benefit for income taxes was $(14.4) million for fiscal 2003 and $(41.5) million for fiscal 2002 due to the reasons discussed above.

*Benefit for income taxes.* Income tax benefit was $8.3 million for fiscal 2003 compared to $2.4 million for fiscal 2002. The effective tax rate for fiscal 2003 was a benefit of 57.4% compared to a benefit of 5.9% for fiscal 2002. The income tax benefit of 57.4% for fiscal 2003 was primarily due to a taxable loss realized on the sale of ArmorGroup.

*Loss from discontinued operations.* Loss from discontinued operations was $(6.1) million for fiscal 2003 compared to a loss from discontinued operations of $(39.0) million for fiscal 2002 due to the factors discussed above.

**Fiscal 2002 as Compared to Fiscal 2001**

*Net (loss) income.* Net income decreased $27.8 million to a net loss of $17.7 million for fiscal 2002 compared to net income of $10.1 million for the year ended December 31, 2001 ("fiscal 2001"). Income from continuing operations and the loss from discontinued operations was $21.3 million and $39.0 million respectively for fiscal 2002, compared to income from continuing operations of $14.7 million and a loss from discontinued operations of $4.6 million for fiscal 2001. The increase in income from continuing operations relates primarily to the inclusion of the Mobile Security Division for a full year in 2002 versus four months in 2001.

**Continuing Operations**

*Products revenues.* Our Products Division revenues increased $30 million, or 20.1%, to $179.9 million in fiscal 2002, compared to $149.9 million in fiscal 2001. For fiscal 2002, Products Division revenue increased 14.4% internally, including year over year changes in acquired businesses, and 5.7% due to a series of small strategic "tuck-in" acquisitions including Identicator, Inc. ("Identicator"), Guardian Personal Security Products, Inc. ("Guardian"), Speedfeed, Inc. ("Speedfeed"), the Foldable Products Group ("Foldable"), Evi-Paq, Inc. ("Evi-Paq") B-Square, Inc. ("B-Square") and 911 Emergency Products ("911"). Products Division revenues include $16.8 million and $7.2 million from USDS, Inc., our US based training company, for the years ended fiscal 2002 and fiscal 2001, respectively. In our filings prior to June 30, 2002, we reported USDS, Inc. as a part of our Services Division.

*Mobile Security Division revenues.* Our Mobile Security Division revenues increased $77.9 million, or 165.0% to $125.2 million in fiscal 2002, compared to $47.2 million in fiscal 2001. Revenues for fiscal 2001 included only four months of operations after the acquisitions of O'Gara-Hess & Eisenhardt Armoring Company, The O'Gara Company, and O'Gara Security Associates, Inc. in August 2001. Revenues in fiscal 2002 include $3.3 million related to the acquisition of Trasco Bremen in September 2002. Including the eight months of operations prior to our ownership and excluding all revenue associated with assets that we either did not purchase or sold, Mobile Security Division revenue increased 17.7% internally from approximately $106.3 million during fiscal 2001.

*Cost of sales.* Cost of sales increased $84.4 million, or 66.8%, to $210.7 million for fiscal 2002 compared to $126.3 million for fiscal 2001. This increase was due primarily to the acquisition of the Armor Mobile Security Division as well as overall revenue growth for fiscal 2002 compared to fiscal 2001. As a percentage of total revenues, cost of sales increased to 69.1% of total revenues for fiscal 2002 from 64.1% for fiscal 2001. This increase as a percentage of total revenues was partially due to the full year inclusion in 2002 of the Mobile Security Division, which operates at lower average gross margins than the Products Division and partially to reduced Products Division margins as discussed below.

For fiscal 2002, gross margins in the Products Division were 36.4% compared to 39.3% reported in the same period last year, while the gross margins in the Mobile Security Division were 23.0% in fiscal 2002, compared to 25.1% for the four months of the December 31, 2001 fiscal year after the acquisition date. The Products Division consists of a portfolio of law enforcement products, each of which is manufactured and sold at different margins. In any given period, the Products Division weighted average gross margins will fluctuate based upon the relative volume of products sold during the period. Lower gross margins during fiscal 2002 in the Products Division were partially attributable to product mix, as well as to short term increases in manufacturing costs and a raw material supply issues in the division's body armor operations during the first half of 2002.

During late 2001 and 2002, the Products Division combined its Jacksonville, Florida based body armor operation into its body armor manufacturing facility in Ontario, California. During 2002, the Division experienced difficulty in this combination resulting in capacity constraints and increased manufacturing costs. We believe that these capacity constraints have been alleviated and that certain of our body armor manufacturing costs will decrease during the first half of 2003. However, during this time, we also experienced interruptions in the supply of Zylon Shield, a certain ballistic fiber used in our leading concealable ballistic vest. This particular supply problem was related to the ballistic integrity of the fiber we received and not the actual availability of the material. Nevertheless, our inability to receive quality Zylon Shield during this period exacerbated our capacity constraints. As of December 31, 2002, the Division is currently receiving adequate supplies of Zylon Shield and is currently working to decrease its body armor manufacturing costs.

The Products Division gross margins also decreased because it realized higher proportional revenue increases from its training division, which operates at significantly lower overall gross margins than its manufacturing segment. The decrease in gross margins in the Mobile Security Division was primarily due to a less favorable mix of commercial vehicle sales compared to the same period the prior year, a heavier mix of "lower margin" cash-in-transit vehicles in 2002 compared to 2001, and a larger number of base unit sales included in revenue in the 2002 period.

*Operating expenses.* Operating expenses increased $11.2 million, or 28.9%, to $49.8 million (16.3% of total revenues) for fiscal 2002 compared to $38.7 million (19.6% of total revenues) for fiscal 2001. This increase was primarily due to the operating expenses associated with the operations of the Mobile Security Division, acquired in August 2001, which were not included for the full year ended December 31, 2001. Operating expenses also increased in the Products Division primarily due to operating expenses associated with acquired companies and from internal growth of the business. Operating expenses as a percent of sales decreased because the Mobile Security Division operates with a lower level of operating expenses as a percentage of sales than does the Products Division. We expect to see an increase in corporate operating expense during 2003 because we will incur significant increases in insurance expenses, government affairs and lobbying efforts, internal audit, information technology and increased legal and accounting costs associated with legal compliance.

*Amortization.* Amortization expense decreased $1.9 million, or 88.6%, to $0.2 million for fiscal 2002 compared to $2.1 million for fiscal 2001. This decrease results from the implementation of SFAS 142, which eliminated goodwill amortization for all acquisitions completed after July 1, 2001, as well as for all fiscal years ending after January 1, 2002. Remaining amortization expense is related to patents and trademarks with finite lives.

*Integration and other charges.* Integration and other charges increased $2.6 million, or 79.8%, to $5.9 million for fiscal 2002 compared to $3.3 million in fiscal 2001. These charges relate primarily to the integration of the Mobile Security Division, as well as other acquisitions completed in 2001 and 2002. 2002 integration and other charges also included certain expenses related to the integration of our body armor operations, as well as direct costs and expenses associated with potential acquisitions that did not close.

*Operating income.* Operating income from continuing operations increased $11.7 million to $38.4 million for fiscal 2002 compared to $ 26.7 million in fiscal 2001 due to the factors discussed above. USDS, Inc. contributed operating income that was previously reported as a part of the Services Division of $1.7 million and $1.2 million for the years ended December 31, 2002 and 2001, respectively.

*Interest expense, net.* Interest expense, net decreased $2.9 million, or 76.1% to $0.9 million for fiscal 2002 compared to $3.9 million for fiscal 2001. This decrease was due primarily to the repayment of long-term debt under our revolving credit facility with the net proceeds of the secondary common stock offering completed in December 2001.

*Other expense (income), net.* Other expense (income), net, was $51,000 for fiscal 2002, compared to ($82,000) for fiscal 2001 due to a gain on sale of fixed assets during 2001.

*Income from continuing operations before provision for income taxes.* Income from continuing operations before provision for income taxes increased by $14.5 million to $37.4 million for fiscal 2002 compared to $22.9 million for fiscal 2001 due to the reasons discussed above.

*Provision for income taxes.* Provision for income taxes was $16.1 million for fiscal 2002 compared to $8.2 million for fiscal 2001. The provision for income taxes for fiscal 2002 included charges of approximately $1.5 million related to the establishment of valuation allowances for certain foreign deferred tax assets of our discontinued operations. The effect of these charges was to increase our effective tax rate for fiscal 2002 to 42.9% compared to 35.9% for fiscal 2001. Without these charges, our effective tax rate for fiscal 2002 would have been 39%. The increase in what our effective tax rate would have been without the tax charges related to our discontinued operations is due primarily to the higher percentage of income earned in the United States and the impact of state income taxes on this income. Our expected effective tax rate is not necessarily indicative of what our actual effective rate will be due to the changing concentration and mix of income in the various countries in which we continue to operate.

*Income from continuing operations.* Income from continuing operations increased $6.6 million to $21.3 million for fiscal 2002 compared to $14.7 million for fiscal 2001 due to the factors discussed above.

**Discontinued Operations**

Many of the items listed below involve accounting estimates. The loss and amounts below will be revaluated in the future for any changes which might be appropriate.

Note 2 of the consolidated financial statements contains comparative information for our discontinued operations. Our ArmorGroup Services Division revenues increased $3.3 million, or 3.5%, to $98.3 million for fiscal 2002 compared to $94.9 million for fiscal 2001. For fiscal 2002, revenue increased 6.7% due to the acquisition of International Training, Inc. ("ITI"), which was acquired as part of the acquisition of our Mobile Security Division and is included in the Services Division from the date of acquisition. The 3.4% reduction in revenue exclusive of the ITI acquisition was a result of lower revenues in the Integrated Systems business in the United States and the Security consulting business both in Latin America and Russia due to the completion of several large contracts.

*Cost of sales.* Cost of sales increased $10.8 million, or 16.5%, to $75.8 million for fiscal 2002 compared to $65 million for fiscal 2001. This increase was due primarily to the acquisition of ITI. As a percentage of total revenue, cost of sales increased to 77.1% of total revenues for fiscal 2002 from 68.5% for fiscal 2001. This increase in cost of sales as a percentage of total revenue was primarily due to the weakness in our Integrated Systems business resulting in poor margins from increased inventory reserves, the loss of high margin oil industry security consulting work in Latin America and the scaling down of business in the Democratic Republic of Congo.

*Operating expenses.* Operating expenses increased $6.1 million, or 24.9%, to $30.6 million (31.1% of total revenues) for fiscal 2002 compared to $24.5 million (25.8% of total revenues) for fiscal 2001. This increase was due primarily to increased accounts receivable reserves, other asset write-downs, and other charges in the Integrated Systems and Security consulting businesses, as well as additional operating expenses associated with ITI's operations, acquired in August 2001.

*Amortization.* Amortization expense decreased $1.5 million, or 100%, to $0 for fiscal 2002 compared to $1.5 million for fiscal 2001. This decrease was a result of the implementation of SFAS 142, which eliminated goodwill amortization for acquisitions completed after July 1, 2001 and for fiscal years beginning on or after January 1, 2002.

*Charge for impairment of long-lived assets.* Charges for impairment of long-lived assets was $30.3 million for fiscal 2002 compared to $0 for fiscal 2001. The impairment charge is the result of the $24.2 million reduction in carrying value of the Services Division to the estimated realizable value as required by SFAS 144.

*Restructuring and related charges.* In January 2001, the our Board of Directors approved a restructuring plan to close the Services Division's U.S. investigative businesses, realign the Service Division's organization, eliminate excess facilities and reduce overhead in its business worldwide. In connection with this restructuring charge, the Services Division performed a review of its long-lived assets to identify potential impairments. Pursuant to this restructuring plan, we a) eliminated 26 employees, primarily from the Services Division investigative business; b) eliminated an additional 24 employees from its security consulting business; c) incurred lease and other exit costs as a result of the closure of the investigative businesses; and d) wrote-down the value of both tangible and intangible assets as a result of the impairment review.

As a result of the restructuring plan, we recorded a pre-tax charge of $10.3 million. At December 31, 2002 we had a restructuring accrual of $270,000 compared to $354,000 at December 31, 2001 relating to lease termination and other exit costs. This liability has been classified in accrued expenses and other current liabilities on our discontinued operations balance sheet and will be funded through cash provided by operating activities and our credit facility.

*Integration and other charges.* Integration and other charges increased $1.8 million, or 238.0%, to $2.6 million for fiscal 2002 compared to $776,000 for fiscal 2001. These charges reflect certain severance expenses, software write-off costs and other expenses associated with preparing the division for sale, as well as the expenses associated with integrating ITI into the Services Division.

*Operating loss.* Operating losses were $41.0 million for fiscal 2002, compared to an operating loss of $7.1 million for fiscal 2001 due to the factors discussed above.

*Interest expense, net.* Interest expense, net increased $203,000 or 142%, to $346,000 for fiscal 2002 compared to $143,000 for fiscal 2001. This increase was due to increased utilization of the Services Division's line of credit.

*Other (income) expense, net.* Other expense, net, was $99,000 for fiscal 2002, compared to other income, net of $218,000 for fiscal 2001. The increase expense in fiscal 2002 was a result of losses on the disposal of fixed assets and other asset write-offs.

*Loss from discontinued operations before provision for income taxes (benefit).* Loss from discontinued operations before provision for income taxes (benefit) was $41.5 million for fiscal 2002 and $7.1 million for fiscal 2001 due to the reasons discussed above.

*Provision for income taxes (benefit).* Income tax benefit was $2.4 million for fiscal 2002 compared to a benefit of $2.5 million for fiscal 2001. The effective tax rate for fiscal 2002 was a benefit of 5.9% compared to a benefit of 35.5% for fiscal 2001. The decrease in percentage benefit is primarily due to the inclusion in taxable income of certain expenses not deductible for tax purposes, including a $31.2 million charge for the impairment of long-lived assets.

*Loss from discontinued operations.* Loss from discontinued operations was $39.0 million for fiscal 2002 compared to a loss from discontinued operations of $4.6 million for fiscal 2001 due to the factors discussed above.

**Quarterly Results**

Set forth below are certain unaudited quarterly financial data for each of our last eight quarters and certain such data expressed as a percentage of our revenue for the respective quarters. The information has been derived from unaudited financial statements that, in the opinion of management, include all adjustments (consisting only of normal recurring adjustments) necessary to fairly present such quarterly information in accordance with generally accepted accounting principles. The operating results for any quarter are not necessarily indicative of the results to be expected for any future period.

| | Quarter Ended (In Thousands, Except Per Share Data) | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | Dec 31, 2003 | Sept 30, 2003 | Jun 30, 2003 | Mar 31, 2003 | Dec 31, 2002 | Sept 30, 2002 | Jun 30, 2002 | Mar 31, 2002 |
| Revenues: | | | | | | | | |
| Products | $ 54,953 | $50,786 | $49,347 | $44,007 | $ 48,897 | $ 49,047 | $43,057 | $38,945 |
| Mobile Security | 48,673 | 40,096 | 32,312 | 36,467 | 34,454 | 31,510 | 28,548 | 30,659 |
| Simula | 8,531 | — | — | — | — | — | — | — |
| Total Revenue | 112,157 | 90,882 | 81,659 | 80,474 | 83,351 | 80,557 | 71,605 | 69,604 |
| Operating income | 8,381 | 12,512 | 6,010 | 8,826 | 10,815 | 10,337 | 8,168 | 9,045 |
| Interest expense, net | 1,721 | 1,475 | 437 | 379 | 254 | 343 | 284 | 42 |
| Other expense (income), net | 327 | 96 | 16 | 69 | 128 | (13) | — | (64) |
| Income from continuing operations before taxes | 6,333 | 10,941 | 5,557 | 8,378 | 10,433 | 10,007 | 7,884 | 9,067 |
| Provision for income taxes | 4,159 | 4,832 | 2,079 | 3,133 | 2,451 | 7,043 | 3,060 | 3,500 |
| Income from continuing operations | 2,174 | 6,109 | 3,478 | 5,245 | 7,982 | 2,964 | 4,824 | 5,567 |
| (Loss) income from discontinued operations, net of (benefit) provision for income taxes | (7,103) | 6 | 1,135 | (158) | (20,999) | (17,671) | (749) | 393 |
| Net (loss) income | $ (4,929) | $ 6,115 | $ 4,613 | $ 5,087 | $(13,017) | $(14,707) | $ 4,075 | $ 5,960 |
| Net income/(loss) per common Share-Basic | | | | | | | | |
| Income from continuing operations | $ 0.08 | $ 0.22 | $ 0.13 | $ 0.18 | $ 0.27 | $ 0.10 | $ 0.15 | $ 0.18 |
| Loss from discontinued operations | (0.25) | 0.00 | 0.04 | (0.01) | (0.71) | (0.60) | (0.02) | 0.01 |
| Basic (loss) earnings per share | $ (0.17) | $ 0.22 | $ 0.17 | $ 0.17 | $ (0.44) | $ (0.50) | $ 0.13 | $ 0.19 |
| Net income/(loss) per common share - Diluted | | | | | | | | |
| Income from continuing operations | $ 0.07 | $ 0.22 | $ 0.13 | $ 0.18 | $ 0.27 | $ 0.10 | $ 0.15 | $ 0.18 |
| Loss from discontinued operations | (0.24) | 0.00 | 0.04 | (0.01) | (0.71) | (0.59) | (0.02) | 0.01 |
| Diluted (loss) earnings per share | $ (0.17) | $ 0.22 | $ 0.17 | $ 0.17 | $ (0.44) | $ (0.49) | $ 0.13 | $ 0.19 |
| Weighted average common shares outstanding | | | | | | | | |
| Basic | 28,195 | 27,811 | 27,555 | 28,964 | 29,456 | 29,708 | 31,193 | 31,030 |
| Diluted | 29,364 | 28,249 | 27,836 | 29,111 | 29,623 | 30,037 | 32,110 | 31,986 |
| Revenues: | | | | | | | | |
| Products | 49.0% | 55.9% | 60.4% | 54.7% | 58.7% | 60.9% | 60.1% | 56.0% |
| Mobile Security | 43.4% | 44.1% | 39.6% | 45.3% | 41.3% | 39.1% | 39.9% | 44.0% |
| Simula | 7.6% | — | — | — | — | — | — | — |
| Total revenue | 100.0% | 100.0% | 100.0% | 100.0% | 100.0% | 100.0% | 100.0% | 100.0% |
| Operating income | 7.5% | 13.7% | 7.3% | 11.0% | 13.0% | 12.8% | 11.4% | 13.0% |
| Interest expense, net | 1.5% | 1.6% | 0.5% | 0.5% | 0.3% | 0.4% | 0.4% | 0.1% |
| Other expense (income), net | 0.3% | 0.1% | 0.0% | 0.1% | 0.2% | 0.0% | 0.0% | (0.1%) |
| Income from continuing operations before taxes | 5.6% | 12.0% | 6.8% | 10.4% | 12.5% | 12.4% | 11.0% | 13.0% |
| Provision for income taxes | 3.7% | 5.3% | 2.5% | 3.9% | 2.9% | 8.7% | 4.3% | 5.0% |
| Income from continuing operations | 1.9% | 6.7% | 4.3% | 6.5% | 9.6% | 3.7% | 6.7% | 8.0% |
| (Loss) income from discontinued operations before income taxes | (16.0%) | 1.8% | 2.3% | 0.1% | (28.6%) | (21.1%) | (1.1%) | 0.4% |
| (Benefit) provision for income taxes | (9.7%) | 1.8% | 0.9% | 0.3% | (3.4%) | 0.8% | (0.1%) | (0.2%) |
| (Loss) income from discontinued operations | (6.3%) | 0.0% | 1.4% | (0.2%) | (25.2%) | (21.9%) | (1.0%) | 0.6% |
| Net (loss) income | (4.4%) | 6.7% | 5.7% | 6.3% | (15.6%) | (18.3%) | 5.7% | 8.6% |

## Liquidity and Capital Resources

On August 12, 2003, we terminated our prior credit facility and entered into a new secured revolving credit facility (the "Credit Facility") with Bank of America, N.A., Wachovia Bank, National Association and a syndicate of other financial institutions arranged by Bank of America Securities, LLC. The new Credit Facility consists of a five-year revolving credit facility and, among other things, provides for (i) total maximum borrowings of $60 million, (ii) a $25 million sub-limit for the issuances of standby and commercial letters of credit, (iii) a $5 million sub-limit for swing-line loans, and (iv) a $5 million sub-limit for multi-currency borrowings. All borrowings under the Credit Facility will bear interest at either (i) a rate equal to LIBOR, plus an applicable margin ranging from 1.125% to 1.625%, (ii) an alternate base rate which will be the higher of (a) the Bank of America prime rate and (b) the Federal Funds rate plus 0.50%, or (iii) with respect to foreign currency loans, a fronted offshore currency rate, plus an applicable margin ranging from 1.125% to 1.625%, depending on certain conditions. The Credit Facility is guaranteed by certain of our direct and indirect domestic subsidiaries and is collateralized by, among other things, (i) a pledge of all of the issued and outstanding shares of stock or other equity interests of certain of our domestic subsidiaries, (ii) a pledge of 65% of the issued and outstanding voting shares of stock or other voting equity interests of certain of our direct and indirect foreign subsidiaries, (iii) a pledge of 100% of the issued and outstanding nonvoting shares of stock or other nonvoting equity interests of certain of our direct and indirect foreign subsidiaries, and (iv) a first priority perfected security interest on certain of our domestic assets and certain domestic assets of certain of our direct and indirect subsidiaries that will become guarantors of our obligations under the new credit facility, including, among other things, accounts receivable, inventory, machinery, equipment, certain contract rights, intellectual property rights and general intangibles.

As of December 31, 2003, we were in compliance with all of our negative and affirmative covenants.

On August 12, 2003, we completed a private placement of $150 million aggregate principal amount of 8.25% Senior Subordinated Notes due 2013 (the "Notes"). The Notes are guaranteed by all of our domestic subsidiaries, excluding for USDS, Inc., on a senior subordinated basis. The Notes have been sold to qualified institutional investors in reliance on Rule 144A of the Securities Act of 1933, as amended, and to non-U.S. persons in reliance on Regulation S under the Securities Act of 1933, as amended. The Notes were rated B1/B+ by Moody's Investors' Service and Standard & Poor's Rating Services, respectively. During 2003, we used a portion of the funds to acquire Simula, Inc. and Hatch Imports, Inc., and we intend to use the remaining proceeds of the offering to fund acquisitions, repay a portion of our outstanding debt and for general corporate and working capital purposes, including the funding of capital expenditures.

On September 2, 2003, we entered into interest rate swap agreements, designated as a fair value hedge as defined under Statement of Financial Accounting Standard No. 133, "Accounting for Derivative Instruments and Hedge Activities," ("SFAS 133") with a notional amount totaling $150 million. The agreements were entered into to exchange the fixed interest rate on the Notes for a variable interest rate equal to six-month LIBOR, set in arrears, plus a spread ranging from 2.735% to 2.75% fixed semi-annually on the fifteenth day of February and August. The agreements are subject to other terms and conditions common to transactions of this type. In accordance with SFAS 133, changes in the fair value of the interest rate swap agreements offset changes in the fair value of the fixed rate debt due to changes in the market interest rate. Accordingly, the other assets on the Consolidated Balance Sheets as of December 31, 2003 increased by $5.9 million, which reflected an increase in the fair value of the interest rate swap agreements. The corresponding increase in the hedge liability was recorded in long-term debt. The agreements are deemed to be a perfectly effective fair value hedge, and, therefore, qualify for the short-cut method of accounting under SFAS 133. As a result, no ineffectiveness is expected to be recognized in our earnings associated with the interest rate swap agreements.

In March 2002, our Board of Directors approved a stock repurchase program authorizing the repurchase of up to a maximum 3.2 million shares of our common stock. In February 2003, the Board of Directors increased this stock repurchase program to authorize the repurchase, from time to time depending upon market conditions and other factors, of up to an additional 4.4 million shares. Through March 12, 2004, we repurchased 3.8 million shares of our common stock under the stock repurchase program at an average price of $12.49 per share, leaving us with the ability to repurchase up to an additional 3.8 million shares of our common stock. Repurchases may be made in the open market, in privately negotiated transactions or otherwise. At December 31, 2003, we had 28.3 million shares of common stock outstanding.

We expect to continue our policy of repurchasing our common stock from time to time, subject to the restrictions contained in our Credit Facility and our indenture. Our Credit Facility permits us to repurchase shares of our common stock with no limitation if our ratio of Consolidated Total Indebtedness to Consolidated EBTIDA (as such terms are defined in the Credit Facility) for any rolling twelve-month period is less than 1.00 to 1. At ratios greater than 1.00 to 1, our credit agreement limits our ability to repurchase shares at $15.0 million. This basket resets to $0 each time the ratio is less than 1.0 to 1.

Working capital, excluding amounts relating to discontinued operations, was $168.6 million and $89.0 million as of December 31, 2003, and December 31, 2002, respectively.

Our fiscal 2003 capital expenditures for continuing operations were $8.7 million. Our fiscal 2003 capital expenditures for discontinued operations were $3.1 million. Such expenditures include leasehold improvements, information technology and communications infrastructure equipment and software, and manufacturing machinery and equipment.

We anticipate that the cash generated from operations, proceeds from the sale of discontinued operations, cash on hand and available borrowings under the Credit Facility will enable us to meet liquidity, working capital and capital expenditure requirements during the next 12 months. We may, however, require additional financing to pursue our strategy of growth through acquisitions. If such financing is required, there are no assurances that it will be available, or if available, that it can be obtained on terms favorable to us or on a basis that is not dilutive to our stockholders.

**Recently Issued Accounting Standards**

In June 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 changes the accounting for goodwill from an amortization method to an impairment-only approach. Amortization of goodwill, including goodwill recorded in past business combinations, ceased upon adoption of this statement. In addition, this statement requires that goodwill be tested for impairment at least annually at the reporting unit level. We implemented SFAS No. 142 on January 1, 2002. In connection with the adoption of SFAS 142, we completed in the second quarter the transitional goodwill impairment test that compared the fair value of each reporting unit to its carrying value and determined that no impairment existed. The goodwill resulting from acquisitions made by us subsequent to June 30, 2001 was immediately subject to the non-amortization provisions of SFAS 142. Had we been accounting for goodwill under SFAS 142 in 2001, our net income and earnings per share would have been as follows:

| | December 31, 2001 (in thousands, except per share data) |
|---|---|
| Reported net income | $10,128 |
| Add back goodwill amortization, net of tax | 3,044 |
| Actual/pro forma adjusted net income | $13,172 |
| Basic earnings per share | |
| Reported basic income per share | $ 0.42 |
| Goodwill amortization, net of tax | 0.13 |
| Actual/pro forma basic income per share | $ 0.55 |
| Diluted earnings per share | |
| Reported diluted income per share | $ 0.41 |
| Goodwill amortization, net of tax | 0.12 |
| Actual/pro forma diluted income per share | $ 0.53 |

In November 2002, the FASB issued FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, and Interpretation of FASB Statements No. 5, 57 and 107 and Rescission of FASB Interpretation No. 34" (FIN 45). FIN 45 elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and initial measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor's fiscal year-end. We adopted the provisions of this Statement on January 1, 2003, which did not have a significant impact on our consolidated financial statements.

In January 2003, the FASB issued FASB Interpretation No. 46, "Consolidation of Variable-Interest Entities - an Interpretation of ARB No. 51 (FIN 46). FIN 46 addresses consolidation by business enterprises of variable interest entities, which have one or both of the following characteristics: (1) the equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties, which is provided through other interests that will absorb some or all of the expected losses of the entity and (2) the equity investors lack one or more of the following essential characteristics of a controlling financial interest:

- The direct or indirect ability to make decisions about the entity's activities through voting rights or similar rights
- The obligation to absorb the expected losses of the entity if they occur, which makes it possible for the entity to finance its activities
- The right to receive the expected residual returns of the entity if they occur, which is the compensation for the risk of absorbing the expected losses.

This Interpretation applies immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period beginning after June 15, 2003, to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. The adoption of FIN 46 did not have a significant impact on our consolidated financial statements.

In December 2003, the FASB issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" (revised December 2003) (FIN 46R). The provisions of FIN 46R are as follows:

- Provides that the condition that would preclude an enterprise from applying the scope exception of FIN 46 for certain entities that are businesses if that enterprise and/or its related parties participated significantly in the design or redesign of the entity should not apply if the entity is a franchisee.
- An enterprise shall not consolidate a governmental organization and shall not consolidate a financing entity established by a governmental organization unless the financing entity (a) is not a governmental organization and (b) is used by the business enterprise in a manner similar to a variable interest entity in an effort to circumvent the provisions of Interpretation 46R.
- A troubled debt restructuring, as defined in paragraph 2 of FASB Statement No. 15, Accounting by Debtors and Creditors for Troubled Debt Restructurings, as amended, shall be accounted for in accordance with that Statement and is not an event that requires the reconsideration of whether the entity involved is a variable interest entity or whether an enterprise with a variable interest in a variable interest entity is the primary beneficiary of that entity.
- Provide that an enterprise with an interest in an entity to which the provisions of FIN 46 have not been applied as of December 24, 2003, shall apply FIN 46 or FIN 46R to that entity in accordance with the effective date provisions of FIN 46R as described below.
- FIN 46R should be applied no later than the end of the first reporting period that ends after March 15, 2004 (as of March 31, 2004 for the Company). However, prior to the required application of FIN 46R, the Company must apply FIN 46 or FIN 46R to those entities that are considered to be special-purpose entities no later than as of the end of the first reporting period that ends after December 15, 2003 (as of December 31, 2003 for the Company).

We do not have, nor have had, any interests in variable interest entities that are subject to the provisions of FIN 46 or FIN 46R.

In October 2001, the FASB issued Statement of Financial Accounting Standard No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (SFAS 144). SFAS 144 establishes a "primary-asset" approach to determine the cash flow estimation period for a group of assets and liabilities that represents the unit of accounting for a long-lived asset to be held and used. SFAS 144 requires that a long-lived asset to be (1) abandoned, (2) exchanged for a similar productive asset, or (3) distributed to owners in a spin-off be considered held and used until it is abandoned, exchanged, or distributed. SFAS 144 requires (1) that spin-offs and exchanges of similar productive assets be recorded at the lower of carrying value or fair value, and that such assets be classified as held and used until disposed of and (2) that any impairment loss resulting from a spin-off or exchange of similar productive assets be recognized upon asset disposition. SFAS 144 provides for total assets and total liabilities of discontinued business segments to be presented in separate captions in assets and liabilities and also provides that future losses, if any, of discontinued business segments shall be reported as incurred. We adopted SFAS 144 effective January 1, 2002. The reclassification of the Services Division to discontinued operations and subsequent reduction in its carrying value was in accordance with the provisions of SFAS 144.

In April 2002, the FASB issued Statement of Financial Accounting Standard No. 145, "Rescission on FASB 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections" (SFAS 145). Under SFAS 145, gains and losses related to the extinguishment of debt should no longer be segregated on the income statement from continuing operations. The provisions of SFAS 145 are effective for fiscal years beginning after May 15, 2002.

In June 2002, the FASB issued Statement of Financial Accounting Standard No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" (SFAS 146). SFAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS 146 is effective for exit or disposal activities initiated on or after December 31, 2002. The effects of adopting this standard did not have a material effect on us.

In December 2002, the FASB issued Statement of Financial Accounting Standard No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure" (SFAS 148). SFAS 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of Statement of Financial Accounting Standard No. 123, "Accounting for Stock-Based Compensation" (SFAS 123), to require prominent disclosure in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The disclosures required by SFAS 148 are included in this document.

In April 2003, the FASB issued Statement of Financial Accounting Standard No. 149, " Amendment of Statement 133 on Derivative Instruments and Hedging Activities" (SFAS 149). SFAS 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under Statement of Financial Accounting Standard No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133). SFAS 149 is effective for contracts entered into or modified and hedging relationships designated after June 30, 2003, except for the provisions of SFAS 149 that relate to SFAS 133 Implementation Issues that have been effective for fiscal quarters that began prior to June 15, 2003, which should continue to be applied in accordance with their respective effective dates. Adoption of this standard had no effect on us.

In May 2003, the FASB issued Statement of Financial Accounting Standard No. 150, " Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" (SFAS 150). SFAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. Adoption of this standard had no effect on us.

In May 2003, the FASB issued FASB Staff Position No. 146-1, "Determining Whether a One-Time Termination Benefit Offered in Connection with an Exit or Disposal Activity is, in Substance, an Enhancement to an Ongoing Benefit Arrangement." This Staff Position states that in order to be considered an enhancement to an ongoing benefit arrangement, the additional termination benefits must represent a revision to the ongoing arrangement that is not limited to a specified termination event or a specified future period. Otherwise the additional termination benefits should be considered one-time termination benefits accounted for under SFAS 146. The guidance in this Staff Position is effective for exit or disposal activities initiated in interim or annual reporting periods beginning after September 15, 2003. The adoption of this Staff Position is not expected to have a material impact on our consolidated financial statements.

**Inflation**

We believe that the relatively moderate rates of inflation in recent years have not had a significant impact on our revenue or profitability. Historically, we have been able to offset any inflationary effects by either increasing prices or improving cost efficiencies.

**Off Balance Sheet Arrangements**

We do not have any off balance sheet arrangements.

### Tabular Disclosure of Contractual Obligations

The following table presents our contractual obligations as of December 31, 2003:

| | Payment Due by Period | | | | |
|---|---|---|---|---|---|
| Contractual Obligations | Total | Less than 1 year | 1 – 3 years | 3 – 5 years | More than 5 years |
| Long-term debt obligations | $190,407 | $32,107 | $1,250 | $ 1,307 | $155,743 |
| Operating lease obligations | 19,719 | 3,417 | 3,908 | 3,073 | 9,321 |
| Other long-term liabilities | 10,208 | — | 1,614 | 7,558 | 1,036 |
| Total | $220,334 | $35,524 | $6,772 | $11,938 | $166,100 |

## QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

### Quantitative and Qualitative Disclosures About Market Risk

As a result of our global operating and financial activities, we are exposed to changes in raw material prices, interest rates and foreign currency exchange rates, which may adversely affect our results of operations and financial position. In seeking to minimize the risks and/or costs associated with such activities, we manage exposure to changes in raw material prices, interest rates, and foreign currency exchange rates through our regular operating and financing activities. We have entered into interest rate swap agreements to reduce our overall interest expense. We do not utilize financial instruments for trading purposes.

### Market Rate Risk

The following discussion about our market rate risk involves forward-looking statements. Actual results could differ materially from those projected in the forward-looking statements. We are exposed to market risk related to changes in interest rates, foreign currency exchange rates, and equity security price risk.

*Interest Rate Risk.* Our exposure to market rate risk for changes in interest rates relate primarily to borrowings under our $150 million senior subordinated notes, our credit facilities and our short-term monetary investments. To the extent that, from time to time, we hold short-term money market instruments, there is a market rate risk for changes in interest rates on such instruments. To that extent, there is inherent rollover risk in the short-term money market instruments as they mature and are renewed at current market rates. The extent of this risk is not quantifiable or predictable because of the variability of future interest rates and business financing requirements. However, there is no risk of loss of principal in the short-term money market instruments, only a risk related to a potential reduction in future interest income.

On September 2, 2003, we entered into interest rate swap agreements in which we effectively exchanged the $150 million fixed rate 8.25% interest rate on the senior subordinated notes for variable rates in the notional amount of $80 million, $50 million and $20 million at six-month LIBOR, set in arrears, plus 2.75%, 2.75%, and 2.735%, respectively. The agreement involves receipt of fixed rate amounts in exchange for floating rate interest payments over the lives of the agreements without an exchange of the underlying principal amount. The variable interest rates are fixed semi-annually on the fifteenth day of February and August. The six-month LIBOR rate was 1.17% on February 24, 2004. The maturity dates of the interest rate swap agreements match those of the underlying debt. Our objective for entering into these interest rate swaps was to reduce our exposure to changes in the fair value of the senior subordinated notes and to obtain variable rate financing at an attractive cost. Changes in the six-month LIBOR would affect our earnings either positively or negatively. An assumed 100 basis point increase in the six-month LIBOR would increase our interest obligations under the interest rate swaps by approximately $750,000 for a six-month period.

In accordance with SFAS 133, we designated the interest rate swap agreements as perfectly effective fair value hedges and, accordingly, use the short-cut method of evaluating effectiveness. As permitted by the short-cut method, the change in the fair value of the interest rate swaps will be reflected in earnings and an equivalent amount will be reflected as a change in the carrying value of the swaps, with an offset to earnings. There is no ineffectiveness to be recorded. On December 31, 2003, we recorded the fair value of the interest rate swap agreements of $5.9 million and recorded the corresponding fair value adjustment to the 8.25% senior subordinated notes in the other assets and long-term debt sections of the Consolidated Balance Sheets, respectively.

We are exposed to credit-related losses in the event of nonperformance by counterparties to these financial instruments. However, counterparties to these agreements are major financial institutions and the risk of loss due to nonperformance is considered by management to be minimal. We do not hold or issue interest rate swap agreements or other derivative instruments for trading purposes.

*Foreign Currency Exchange Rate Risk.* The majority of our business is denominated in U.S. dollars. There are costs associated with our operations in foreign countries that require payments in the local currency. Where appropriate and to partially manage our foreign currency risk related to those payments we receive payment from customers in local currencies in amounts sufficient to meet our local currency obligations. We do not use derivatives or other financial instruments to hedge foreign currency risk.

**Risks Associated with International Operations**

We do business in numerous countries, including emerging markets in Africa, Asia, South America, Russia and the former CIS. We have invested substantial resources outside of the United States and plan to continue to do so in the future. Our international operations are subject to the risk of new and different legal and regulatory requirements in local jurisdictions, tariffs and trade barriers, potential difficulties in staffing and managing local operations, potential imposition of restrictions on investments, potentially adverse tax consequences, including imposition or increase of withholding and other taxes on remittances and other payments by subsidiaries, and local economic, political and social conditions. Governments of many developing countries have exercised and continue to exercise substantial influence over many aspects of the private sector. Government actions in the future could have a significant adverse effect on economic conditions in a developing country or may otherwise have a material adverse effect on us and our operating companies. We do not have political risk insurance in the countries in which we currently conduct business, but periodically analyze the need for and cost associated with this type of policy. Moreover, applicable agreements relating to our interests in our operating companies are frequently governed by foreign law. As a result, in the event of a dispute, it may be difficult for us to enforce our rights. Accordingly, we may have little or no recourse upon the occurrence of any of these developments.

## REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholders of Armor Holdings, Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, stockholders' equity and comprehensive income (loss), and cash flows present fairly, in all material respects, the financial position of Armor Holdings, Inc. and its subsidiaries (the "Company") at December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1 to the consolidated financial statements, effective January 1, 2002, the Company changed its method of accounting for goodwill following adoption of Statement of Financial Accounting standard No. 142 "Goodwill and Other Intangible Assets."

PricewaterhouseCoopers LLP
February 20, 2004

## ARMOR HOLDINGS INC. AND SUBSIDIARIES
## CONSOLIDATED BALANCE SHEETS
## DECEMBER 31, 2003 AND DECEMBER 31, 2002
**(in thousands, except for share data)**

| | December 31, 2003 | December 31, 2002 |
|---|---|---|
| ASSETS | | |
| Current assets: | | |
| Cash and cash equivalents | $111,850 | $ 12,913 |
| Restricted cash | 2,600 | — |
| Accounts receivable (net of allowance for doubtful accounts of $1,673 and $1,428) | 72,635 | 58,513 |
| Costs and earned gross profit in excess of billings | — | 234 |
| Inventories | 80,527 | 62,330 |
| Prepaid expenses and other current assets | 22,032 | 12,212 |
| Current assets of discontinued operations (Note 2) | 753 | 28,825 |
| Total current assets | 290,397 | 175,027 |
| Property and equipment (net of accumulated depreciation of $19,046 and $12,919) | 57,576 | 47,136 |
| Goodwill (net of accumulated amortization of $4,024 and $4,024) | 175,707 | 98,736 |
| Patents, licenses and trademarks (net of accumulated amortization of $2,627 and $2,169) | 44,174 | 7,521 |
| Long-term assets of discontinued operations (Note 2) | 1,603 | 30,285 |
| Other assets | 16,169 | 9,048 |
| Total assets | $585,626 | $367,753 |
| LIABILITIES AND STOCKHOLDERS' EQUITY | | |
| Current liabilities: | | |
| Current portion of long-term debt | $ 32,107 | $ 1,813 |
| Short-term debt | 498 | 599 |
| Accounts payable | 30,304 | 23,770 |
| Accrued expenses and other current liabilities | 58,218 | 25,116 |
| Income taxes payable | — | 5,913 |
| Current liabilities of discontinued operations (Note 2) | 626 | 17,225 |
| Total current liabilities | 121,753 | 74,436 |
| Long-term debt, less current portion | 158,300 | 5,072 |
| Other long-term liabilities | 10,208 | — |
| Long-term liabilities of discontinued operations (Note 2) | — | 168 |
| Total liabilities | 290,261 | 79,676 |
| Commitments and contingencies (Note 11) | | |
| Stockholders' equity: | | |
| Preferred stock, $.01 par value, 5,000,000 shares authorized; no shares issued and outstanding | — | — |
| Common stock, $.01 par value; 50,000,000 shares authorized; 34,337,034 and 33,593,977 issued; 28,276,812 and 29,456,692 outstanding at December 31, 2003 and December 31, 2002, respectively | 344 | 336 |
| Additional paid-in capital | 318,460 | 307,487 |
| Retained earnings | 44,942 | 34,056 |
| Accumulated other comprehensive income (loss) | 3,936 | (4,169) |
| Treasury stock | (72,317) | (49,633) |
| Total stockholders' equity | 295,365 | 288,077 |
| Total liabilities and stockholders' equity | $585,626 | $367,753 |

The accompanying notes are an integral part of these consolidated financial statements.

# ARMOR HOLDINGS INC. AND SUBSIDIARIES
## CONSOLIDATED STATEMENTS OF OPERATIONS
## YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
**(in thousands, except for per share data)**

| | December 31, 2003 | December 31, 2002 | December 31, 2001 |
|---|---|---|---|
| REVENUES: | | | |
| Products | $199,093 | $179,946 | $149,868 |
| Mobile Security | 157,548 | 125,171 | 47,232 |
| Simula | 8,531 | — | — |
| Total Revenues | 365,172 | 305,117 | 197,100 |
| Cost of sales | 253,586 | 210,745 | 126,330 |
| Operating expenses | 62,795 | 49,836 | 38,659 |
| Amortization | 489 | 245 | 2,142 |
| Integration and other charges | 12,573 | 5,926 | 3,296 |
| OPERATING INCOME | 35,729 | 38,365 | 26,673 |
| Interest expense, net | 4,012 | 923 | 3,864 |
| Other expense (income), net | 508 | 51 | (82) |
| INCOME FROM CONTINUING OPERATIONS BEFORE PROVISION FOR INCOME TAXES | 31,209 | 37,391 | 22,891 |
| PROVISION FOR INCOME TAXES | 14,203 | 16,054 | 8,207 |
| INCOME FROM CONTINUING OPERATIONS | 17,006 | 21,337 | 14,684 |
| DISCONTINUED OPERATIONS (NOTE 2): | | | |
| LOSS FROM DISCONTINUED OPERATIONS, NET OF INCOME TAX BENEFIT | (6,120) | (39,026) | (4,556) |
| NET INCOME (LOSS) | $ 10,886 | $(17,689) | $ 10,128 |
| NET INCOME (LOSS) PER COMMON SHARE — BASIC | | | |
| INCOME FROM CONTINUING OPERATIONS | $ 0.61 | $ 0.70 | $ 0.61 |
| LOSS FROM DISCONTINUED OPERATIONS | (0.22) | (1.28) | (0.19) |
| BASIC INCOME (LOSS) PER SHARE | $ 0.39 | $ (0.58) | $ 0.42 |
| NET INCOME (LOSS) PER COMMON SHARE — DILUTED | | | |
| INCOME FROM CONTINUING OPERATIONS | $ 0.59 | $ 0.69 | $ 0.59 |
| LOSS FROM DISCONTINUED OPERATIONS | (0.21) | (1.26) | (0.18) |
| DILUTED INCOME (LOSS) PER SHARE | $ 0.38 | $ (0.57) | $ 0.41 |
| WEIGHTED AVERAGE SHARES — BASIC | 28,175 | 30,341 | 23,932 |
| WEIGHTED AVERAGE SHARES — DILUTED | 28,954 | 30,957 | 24,768 |

The accompanying notes are an integral part of these consolidated financial statements.

# ARMOR HOLDINGS INC. AND SUBSIDIARIES
# CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME (LOSS)
## YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
### (in thousands)

| | Common Stock | | | | Accumulated | | |
|---|---|---|---|---|---|---|---|
| | Shares | Par Value | Additional Paid-in Capital | Retained Earnings | Other Comprehensive (loss) income | Treasury Stock | Total |
| Balance, December 31, 2000 | 25,064 | $250 | $150,254 | $ 43,663 | $(1,684) | $(25,712) | $166,771 |
| Exercise of stock options and distribution of stock awards | 1,063 | 11 | 10,101 | | | | 10,112 |
| Tax benefit from exercises of options | | | 3,116 | | | | 3,116 |
| Issuance of treasury shares for exercises of options | (119) | (1) | (123) | (2,046) | | 2,856 | 686 |
| Issuance of common stock | 5,765 | 58 | 117,969 | | | | 118,027 |
| Issuance of stock for acquisitions and additional consideration for earnouts | 1,293 | 13 | 20,678 | | | | 20,691 |
| Repurchase of stock | | | | | | (723) | (723) |
| Comprehensive income: | | | | | | | |
| Net income | | | | 10,128 | | | 10,128 |
| Foreign currency translation adjustments, net of taxes of $713 | | | | | (2,789) | | (2,789) |
| Total comprehensive income | | | | | | | 7,339 |
| Balance, December 31, 2001 | 33,066 | 331 | 301,995 | 51,745 | (4,473) | (23,579) | 326,019 |
| Exercise of stock options and distribution of stock awards | 528 | 5 | 4,135 | | | | 4,140 |
| Tax benefit from exercises of options | | | 832 | | | | 832 |
| Sale of put options | | | 525 | | | | 525 |
| Repurchase of stock | | | | | | (26,054) | (26,054) |
| Comprehensive loss: | | | | | | | |
| Net loss | | | | (17,689) | | | (17,689) |
| Foreign currency translation adjustments, net of taxes of $364 | | | | | 304 | | 304 |
| Total comprehensive loss | | | | | | | (17,385) |
| Balance, December 31, 2002 | 33,594 | 336 | 307,487 | 34,056 | (4,169) | (49,633) | 288,077 |
| Exercise of stock options and distribution of stock awards | 743 | 8 | 9,028 | | | | 9,036 |
| Tax benefit from exercises of stock options | | | 1,136 | | | | 1,136 |
| Extension of stock options related to termination of former Chief Executive Officer | | | 809 | | | | 809 |
| Repurchase of stock | | | | | | (22,684) | (22,684) |
| Comprehensive income: | | | | | | | |
| Net income | | | | 10,886 | | | 10,886 |
| Sale of ArmorGroup | | | | | 3,231 | | 3,231 |
| Foreign currency translation adjustments | | | | | 4,874 | | 4,874 |
| Total comprehensive income | | | | | | | 18,991 |
| Balance, December 31, 2003 | 34,337 | $344 | $318,460 | $ 44,942 | $ 3,936 | $(72,317) | $295,365 |

The accompanying notes are an integral part of these consolidated financial statements.

# ARMOR HOLDINGS INC. AND SUBSIDIARIES
# CONSOLIDATED STATEMENTS OF CASH FLOW
# YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
## (in thousands)

| | Year Ended | | |
|---|---|---|---|
| | December 31, 2003 | December 31, 2002 | December 31, 2001 |
| CASH FLOWS FROM OPERATING ACTIVITIES: | | | |
| Income from continuing operations | $ 17,006 | $ 21,337 | $ 14,684 |
| Adjustments to reconcile income from continuing operations to cash provided by operating activities: | | | |
| Depreciation and amortization | 7,608 | 5,580 | 5,614 |
| Loss on disposal of fixed assets | 327 | 200 | 191 |
| Deferred income taxes | 5,025 | 359 | (373) |
| Non-cash termination charge | 2,093 | — | — |
| Non-cash restricted stock unit award | 7,266 | — | — |
| Changes in operating assets and liabilities, net of acquisitions: | | | |
| Increase in accounts receivable | (995) | (2,554) | (14,880) |
| Increase in inventories | (2,501) | (9,381) | (3,948) |
| (Increase) decrease in prepaid expenses and other assets | (2,381) | (2,246) | 1,049 |
| Increase (decrease) in accounts payable, accrued expenses and other current liabilities | 17,043 | (3,754) | 7,181 |
| Increase in income taxes payable | 361 | 6,745 | 6,667 |
| Net cash provided by operating activities | 50,852 | 16,286 | 16,185 |
| CASH FLOWS FROM INVESTING ACTIVITIES: | | | |
| Purchase of patents and trademarks | (185) | (69) | — |
| Purchase of property and equipment | (8,684) | (5,902) | (5,644) |
| Increase in restricted cash | (2,600) | — | — |
| Additional consideration for purchased businesses | (1,026) | (9,375) | (3,270) |
| Proceeds from sale of equity securities | — | — | 843 |
| Proceeds from sale of business | 31,361 | — | — |
| Purchase of businesses, net of cash acquired | (90,512) | (8,818) | (39,365) |
| Net Cash used in investing activities | (71,646) | (24,164) | (47,436) |
| CASH FLOWS FROM FINANCING ACTIVITIES: | | | |
| Proceeds from the issuance of common stock | — | — | 117,979 |
| Proceeds from the exercise of stock options | 8,471 | 4,227 | 10,160 |
| Repurchases of treasury stock | (22,684) | (26,054) | (723) |
| Proceeds from the sale of put options | — | 525 | — |
| Proceeds from issuance of treasury shares for the exercise of stock options | — | — | 686 |
| Cash paid for deferred loan costs | — | — | (545) |
| Cash paid for financing costs | (4,599) | (326) | — |
| Borrowings of long-term debt | 148,278 | — | — |
| Repayments of long-term debt | (1,688) | (730) | (676) |
| Repayments of debt assumed in acquisitions | — | — | (1,315) |
| Borrowings under line of credit | 31,830 | 32,372 | 98,286 |
| Repayments under line of credit | (32,098) | (32,447) | (130,981) |
| Net cash provided by (used in) financing activities | 127,510 | (22,433) | 92,871 |
| Effect of exchange rate changes on cash and cash equivalents | 833 | (126) | (1,459) |
| Net cash used in discontinued operations | (8,612) | (4,139) | (14,336) |
| NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS | 98,937 | (34,576) | 45,825 |
| CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD | 12,913 | 47,489 | 1,664 |
| CASH AND CASH EQUIVALENTS, END OF PERIOD | $111,850 | $ 12,913 | $ 47,489 |
| CASH AND CASH EQUIVALENTS, END OF PERIOD | | | |
| CONTINUING OPERATIONS | $111,850 | $ 12,913 | $ 47,489 |
| DISCONTINUED OPERATIONS | 76 | 3,638 | 6,230 |
| | $111,926 | $ 16,551 | $ 53,719 |

The accompanying notes are an integral part of these consolidated financial statements.

## ARMOR HOLDINGS INC. AND SUBSIDIARIES
## NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

### 1. Background and Summary of Significant Accounting policies

*The Company and nature of business.* Armor Holdings, Inc. (the "Company" or "Armor") is a leading manufacturer and provider of specialized security products; training and support services related to these products; vehicle armor systems; military helicopter seating systems, aircraft and land vehicle armor systems; protective equipment for military personnel; and other technologies used to protect humans in a variety of life-threatening or catastrophic situations. Our products, vehicle armor systems and human safety and survival systems are used domestically and internationally by military, law enforcement, security and corrections personnel, as well as governmental agencies, multinational corporations and individuals. We are organized and operated under three business divisions: Armor Holdings Products, also referred to as our Products Division, Armor Mobile Security, also referred to as our Mobile Security Division, and Simula. Simula was acquired on December 9, 2003. ArmorGroup Services has been classified as discontinued operations. The amounts disclosed in the footnotes are related to continuing operations unless otherwise indicated.

### Continuing Operations

*Products.* Our Products Division manufactures and sells a broad range of high quality security products, equipment and related consumable items, such as concealable and tactical body armor, hard armor, duty gear, less-lethal munitions, anti-riot products, police batons, emergency lighting products, forensic products, firearms accessories, weapon maintenance products, foldable ladders and specialty gloves. Our products are marketed under brand names that are well established in the military and law enforcement communities such as AMERICAN BODY ARMOR™, B-SQUARE®, BREAK FREE®, CLP®, DEFENSE TECHNOLOGY/FEDERAL LABORATORIES®, DEF-TEC PRODUCTS®, DISTRACTION DEVICE®, FEDERAL LABORATORIES®, FERRET®, FIRST DEFENSE®, IDENTICATOR®, IDENTIDRUG®, IMPAK™, LIGHTNING POWDER®, MONADNOCK®, NIK®, O'GARA-HESS & EISENHARDT ARMORING COMPANY®, PROTECH™, QUIKSTEP LADDERS™, SAFARILAND DESIGN®, SPEEDFEED®, and 911EP and DESIGN™. We sell our products through a network of over 350 distributors and sales agents, including approximately 200 in the United States. Our extensive distribution capabilities and commitment to customer service and training have enabled us to become a leading provider of security equipment to law enforcement agencies.

*Mobile Security.* Our Mobile Security Division manufactures and installs ballistic and blast protected armoring systems for privately owned vehicles. We armor a variety of privately owned commercial vehicles, including limousines, sedans, sport utility vehicles, commercial trucks and cash-in-transit vehicles, to protect against varying degrees of ballistic and blast threats. Our customers in this business include international corporations and high net worth individuals. Under the brand name O'Gara-Hess & Eisenhardt, we are the sole-source provider to the U.S. military of the armor and blast protection systems for M1114 Up-Armored HMMWVs. We are also under contract with the U.S. Army to provide spare parts, logistics and ongoing field support services for the currently installed base of approximately 4,415 Up-Armored HMMWVs. Additionally, we provide blast and ballistic protection kits for the standard HMMWVs, which are installed on existing equipment in the filed. Our Mobile Security Division is also subcontracted to develop a ballistic and blast protected armored and sealed truck cab for the HIMARS, a program recently transitioned by the U.S. Army and U.S. Marine Corps from developmental to a low rate of initial production, deliveries of which commenced in 2003. We also supply armor sub-systems for other tactical wheeled vehicles. In addition, we supply ballistic and blast protected armoring systems to U.S. federal law enforcement and intelligence agencies and foreign heads of state.

*Simula.* Simula supplies human safety and survival systems to the U.S. military, and major aerospace and defense prime contractors. Our core markets are military aviation safety, military personnel safety, and land and marine safety. Through Simula, we provide military helicopter seating

# ARMOR HOLDINGS INC. AND SUBSIDIARIES
# NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

systems, helicopter cockpit airbag systems, aircraft and land vehicle armor kits, body armor and other protective equipment for military personnel, emergency bailout parachutes and survival ensembles worn by military aircrew. The primary customers for our products are the U.S. Army, U.S. Marine Corps, Boeing, and Sikorsky Aircraft. Most of Simula's aviation safety products are provided on a sole source basis. The U.S. armed forces have adopted ceramic body armor as a key element of the protective ensemble worn by our troops in Iraq and Afghanistan. Simula was the developer of this specialized product called small arms protective insert (SAPI), and is the largest supplier to U.S. forces. Simula was acquired December 9, 2003, and results have been included herein since the acquisition date.

## Discontinued Operations

On April 17, 2003, we announced that we had completed the sale of our ArmorGroup Integrated Systems business through the sale of 100% of the stock of ArmorGroup Integrated Systems, Inc. and Low Voltage Systems Technologies, Inc. to Aerwav Integration Systems, Inc. ("AIS"). AIS is a wholly owned subsidiary of Aerwav Holdings, LLC. As consideration for the integrated systems business, we received a $4.1 million collateralized note due in two years and a warrant for approximately 2.5% of AIS. We have recorded a loss of $366,000 on the sale.

On November 26, 2003, we announced that we completed the sale of ArmorGroup, our security service division, for $33,660,000 in consideration to a group of private investors led by Granville Baird Capital Partners of London, England and Management. We received $31,360,000 in cash at closing and are scheduled to receive another $2,300,000 by the end of 2004, of which $375,000 has been received through March 6, 2004. We have recorded a loss of $8.8 million on the sale in the fourth quarter of 2003. In accordance with generally accepted accounting principles, unrealized gains and losses, which are included in equity as accumulated other comprehensive income or loss, are not recognized until the period in which the related assets and liabilities are disposed of.

At December 31, 2003, our litigation support services subsidiary remains as our only operating discontinued operations subsidiary. We are actively attempting to sell this business and expect to sell it during 2004.

## Accounting Policies

*Principles of consolidation.* The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. In consolidation, all material inter-company balances and transactions have been eliminated. Results of operations of companies acquired in transactions accounted for under the purchase method of accounting are included in the financial statements from the date of the acquisition.

*Cash and cash equivalents.* We consider all highly liquid investments purchased with maturities of three months or less, at date of purchase, to be cash equivalents.

*Restricted cash.* Restricted cash includes $2.6 million held in trust for the benefit of the Ontario Industrial Development Authority Variable Rate Demand Industrial Development Revenue Bonds, Series 1989 bondholders. On January 2, 2004, the restrictions were released and the funds were used to pay off the bonds in full.

*Concentration of credit risk.* Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents and trade accounts receivable. The Company maintains its cash and cash equivalents with what it believes to be various high quality banks. Amounts held in individual banks may periodically exceed, for brief time periods, federally insured amounts. Our accounts receivable consist of amounts due from customers and distributors located throughout the world. International product sales generally require cash in advance or confirmed letters of credit on United States ("U.S.") banks. We maintain reserves for potential credit losses. As of December 31, 2003 and 2002, management believes that we have no significant concentrations of credit risk excluding the U.S. military.

*Inventories.* Inventories are stated at the lower of cost or market determined on the first-in, first-out ("FIFO") method.

*Fair value of financial instruments.* The carrying value of cash and cash equivalents, accounts receivable, other receivables, accounts payable, and short and long-term debt approximates fair value at December 31, 2003 and 2002.

*Derivative Instruments and Hedging Activities.* We account for derivative instruments and hedging activities in accordance with Statement of Financial Accounting Standard No. 133, "Accounting for Derivative Instruments and Hedge Activities" (SFAS 133) as amended. All derivative instruments are recorded on the balance sheet at fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if it is, depending on the type of hedge transaction. For fair-value hedge transactions in which we hedge changes in an asset's, liability's, or firm commitment's fair value, changes in the fair value of the derivative instrument will generally be offset in the income statement by changes in the hedged item's fair value. We adopted SFAS 133 in the first quarter of 2001. However, we had no derivatives to be measured at the time of adoption. We do not hold or issue interest rate swap agreements or other derivative instruments for trading purposes.

Changes in the fair value of the interest rate swap agreements offset changes in the fair value of the fixed rate debt due to changes in the market interest rate. Accordingly, the other assets on the Condensed Consolidated Balance Sheet as of December 31, 2003 increased by $5.9 million, which reflected an increase in the fair value of the interest rate swap agreements. The corresponding increase in the hedge liability was recorded in long-term debt. The agreements are deemed to be a perfectly effective fair value hedge and therefore qualify for the short-cut method of accounting under SFAS 133. As a result, no ineffectiveness is expected to be recognized in our earnings associated with the interest rate swap agreements.

*Property and equipment.* Property and equipment are carried at cost less accumulated depreciation. Upon disposal of property and equipment, the appropriate accounts are reduced by the related cost and accumulated depreciation. The resulting gains and losses are reflected in consolidated earnings. Depreciation is computed using the straight-line method over the estimated lives of the related assets as follows:

| | |
|---|---|
| Buildings and improvements | 5 - 39 years |
| Machinery and equipment | 3 - 7 years |

*Goodwill.* Goodwill represents the excess of the purchase price over the fair value of the net assets acquired in a purchase business combination. Goodwill and other intangible assets are stated on the basis of cost. The $122.9 million in goodwill resulting from acquisitions made by the Company subsequent to June 30, 2001 was immediately subjected to the non-amortization provisions of SFAS 142. See also Impairment and Recent Accounting Pronouncements which follows.

*Patents, licenses and trademarks.* Patents, licenses and trademarks were primarily acquired through acquisitions accounted for by the purchase method of accounting. Such assets are amortized on a straight-line basis over their remaining lives useful lives.

*Impairment.* Long-lived assets, including certain identifiable intangibles and goodwill, are reviewed for impairment annually or whenever events or changes in circumstances indicate that the carrying amount of the asset in question may not be recoverable including, but not limited to, a deterioration of profits for a business segment that has long-lived assets, and when other changes occur which might impair recovery of long-lived assets. Management has reviewed our long-lived

**ARMOR HOLDINGS INC. AND SUBSIDIARIES**
**NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)**

assets and has taken impairment charges of $12.4 million in fiscal 2003 and $30.3 million in fiscal 2002 to reduce the carrying value of the Services Division to estimated realizable value. The method used to determine the existence of an impairment would be generally by undiscounted operating cash flows estimated over the remaining useful lives of the related long-lived assets or estimated realizable amounts on assets of discontinued operations. Impairment is measured as the difference between fair value and unamortized cost at the date impairment is determined.

*Research and development.* We engage in ongoing engineering, research and development activities to improve the reliability, performance and cost-effectiveness of our existing products. We also design and develop new products in an ongoing effort to anticipate and meet our customers' evolving needs. Research and development costs are included in operating expenses as incurred and for the years ended December 31, 2003, 2002 and 2001, approximated $4,015,000, $2,968,000 and $2,353,000, respectively.

*Estimates.* The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Significant estimates inherent in the preparation of the accompanying consolidated financial statements include the carrying value of long-lived assets, valuation allowances for receivables, inventories and deferred income tax assets, liabilities for potential litigation claims and settlements, and contract contingencies and obligations. Actual results could differ from those estimates.

*Income taxes.* We account for income taxes pursuant to Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes". Under the asset and liability method specified thereunder, deferred taxes are determined based on the difference between the financial reporting and tax bases of assets and liabilities. Deferred tax liabilities are offset by deferred tax assets relating to net operating loss carryforwards and deductible temporary differences. Future benefits obtained either from utilization of net operating loss carryforwards or from the reduction in the income tax asset valuation allowance existing on September 20, 1993 have been and will be applied to reduce reorganization value in excess of amounts allocable to identifiable assets. At December 31, 2003 and 2002, our consolidated foreign subsidiaries have unremitted earnings of approximately $9.0 million and $3.0 million, respectively, on which we have not recorded a provision for United States Federal income taxes since these earnings are considered to be permanently reinvested. Such foreign earnings have been taxed according to the regulations existing in the countries in which they were earned.

*Revenue recognition.* We record products revenue at the time of shipment. Returns are minimal and do not materially affect the financial statements.

We record revenue of the Mobile Security Division when the vehicle is shipped, except for larger commercial contracts typically longer than four months in length and the contract for the delivery of Up-Armored M1114 HMMWVs to the U.S. Government, which continues through 2005. Revenue from such contracts is recognized on the percentage of completion, units-of-work performed method. M1114 Up-Armored HMMWV units sold to the U.S. Government are considered sold when the onsite Department of Defense officer finishes the inspection of the M1114 Up-Armored HMMWV and approves it for delivery. Should such contracts be in a loss position, the entire estimated loss would be recognized for the balance of the contract at such time. Current contracts are profitable.

We record Simula revenues related to government contracts results principally from fixed price contracts and is recognized when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed and determinable and collectibility is probable. Generally, all of these conditions are met when the Company ships products to its customers. Revenues related to nonrefundable license fees that are payable at the initiation of a licensing agreement are recognized immediately in income when received or when collectibility is reasonably assured, provided that there are no future obligations or performance requirements. Non-refundable license fees that are in essence, a prepayment of future royalties, are recognized as revenue on a straight-line basis over the term of the initial license.

We record service revenue as services are provided on a contract-by-contract basis. Revenues from service contracts are recognized over the term of the contract.

*Advertising.* We expense advertising costs as expense in the period in which they are incurred.

*Earnings per share.* Basic earnings per share is computed by dividing net income by the weighted-average number of common shares outstanding. Diluted earnings per share is computed by dividing net income by the weighted-average number of common shares outstanding compounding the effects of all potentially dilutive common stock equivalents, principally options, except in cases where the effect would be anti-dilutive.

*Comprehensive income and foreign currency translation.* In accordance with SFAS No. 130, "Reporting Comprehensive Income", assets and liabilities denominated in a foreign currency are translated into U.S. dollars at the current rate of exchange existing at year-end and revenues and expenses are translated at the average monthly exchange rates. The cumulative translation adjustment, net of tax, which represents the effect of translating assets and liabilities of our foreign operations is recorded as an increase of equity of $3,936,000 and a reduction of equity of $(4,169,000) for the years ended December 31, 2003 and 2002, respectively, and is classified as accumulated other comprehensive loss. The current year change in the accumulated amount, net of tax, is included as a component of comprehensive income.

*Stock options and grants.* SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123") establishes a fair value based method of accounting for stock-based employee compensation plans; however, it also allows an entity to continue to measure compensation cost for those plans using the intrinsic value based method of accounting prescribed by Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees." Under the fair value based method, compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period. Under the intrinsic value based method, compensation costs is the excess, if any, of the quoted market price of the stock at the grant date or other measurement date over the amount an employee must pay to acquire the stock. We have elected to continue to account for its employee stock compensation plans under APB Opinion No. 25 with pro forma disclosures of net earnings and earnings per share, as if the fair value based method of accounting defined in SFAS No. 123 had been applied.

If compensation cost for stock option grants had been determined based on the fair value on the grant dates for 2003, 2002 and 2001 consistent with the method prescribed by SFAS No. 123, the Company's net earnings and earnings per share would have been adjusted to the pro forma amounts indicated below:

**ARMOR HOLDINGS INC. AND SUBSIDIARIES**
**NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)**

| | 2003 | 2002 | 2001 |
|---|---|---|---|
| | (in thousands, except per share data) | | |
| Net income as reported | $10,886 | $(17,689) | $10,128 |
| Deduct: Total stock — based employee compensation expense determined under fair value based method for all awards, net of related tax effects | (4,157) | (5,053) | (2,435) |
| | $ 6,729 | $(22,742) | $ 7,693 |
| Earnings per share: | | | |
| Basic — as reported | $ 0.39 | $ (0.58) | $ 0.42 |
| Basic — pro forma | $ 0.24 | $ (0.75) | $ 0.32 |
| Diluted — as reported | $ 0.38 | $ (0.57) | $ 0.41 |
| Diluted — pro forma | $ 0.23 | $ (0.74) | $ 0.31 |

*Reclassifications.* Certain reclassifications have been made to the 2002 and 2001 financial statements in order to conform to the presentation adopted for 2003. These reclassifications had no effect on net income or retained earnings.

**Recent Accounting Pronouncements.**

In June 2001, the Financial Accounting Standards Board issued SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 changes the accounting for goodwill from an amortization method to an impairment-only approach. Amortization of goodwill, including goodwill recorded in past business combinations, ceased upon adoption of this statement. In addition, this statement requires that goodwill be tested for impairment at least annually at the reporting unit level. We implemented SFAS No. 142 on January 1, 2002. In connection with the adoption of SFAS 142, we completed in the second quarter of 2002 the transitional goodwill impairment test that compared the fair value of each reporting unit to its carrying value and determined that no impairment existed. The goodwill resulting from acquisitions made by us subsequent to June 30, 2001, was immediately subject to the non-amortization provisions of SFAS 142. Had we been accounting for goodwill under SFAS 142 for 2001, our net income and earnings per share would have been as follows:

| | December 31, 2001 |
|---|---|
| | (in thousands, except per share data) |
| Reported net income | $10,128 |
| Add back goodwill amortization, net of tax | 3,044 |
| Actual/pro forma adjusted net income | $13,172 |
| Basic earnings per share | |
| Reported basic income per share | $ 0.42 |
| Goodwill amortization, net of tax | 0.13 |
| Actual/pro forma basic income per share | $ 0.55 |
| Diluted earnings per share | |
| Reported diluted income per share | $ 0.41 |
| Goodwill amortization, net of tax | 0.12 |
| Actual/pro forma diluted income per share | $ 0.53 |

In November 2002, the FASB issued FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, and Interpretation of FASB Statements No. 5, 57 and 107 and Rescission of FASB Interpretation No. 34" (FIN 45). FIN 45 elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and initial measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor's fiscal year-end. We adopted the provisions of this Statement on January 1, 2003, which did not have a significant impact on our consolidated financial statements.

In January 2003, the FASB issued FASB Interpretation No. 46, "Consolidation of Variable-Interest Entities — an Interpretation of ARB No. 51" (FIN 46). FIN 46 addresses consolidation by business enterprises of variable interest entities, which have one or both of the following characteristics: (1) the equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties, which is provided through other interests that will absorb some or all of the expected losses of the entity and (2) the equity investors lack one or more of the following essential characteristics of a controlling financial interest:

- The direct or indirect ability to make decisions about the entity's activities through voting rights or similar rights
- The obligation to absorb the expected losses of the entity if they occur, which makes it possible for the entity to finance its activities
- The right to receive the expected residual returns of the entity if they occur, which is the compensation for the risk of absorbing the expected losses.

This Interpretation applies immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period beginning after June 15, 2003, to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. The adoption of FIN 46 did not have a significant impact on our consolidated financial statements.

In December 2003, the FASB issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" (revised December 2003) (FIN 46R). The provisions of FIN 46R are as follows:

- Provides that the condition that would preclude an enterprise from applying the scope exception of FIN 46 for certain entities that are businesses if that enterprise and/or its related parties participated significantly in the design or redesign of the entity should not apply if the entity is a franchisee.
- An enterprise shall not consolidate a governmental organization and shall not consolidate a financing entity established by a governmental organization unless the financing entity (a) is not a governmental organization and (b) is used by the business enterprise in a manner similar to a variable interest entity in an effort to circumvent the provisions of Interpretation FIN 46R.
- A troubled debt restructuring, as defined in paragraph 2 of FASB Statement No. 15, Accounting by Debtors and Creditors for Troubled Debt Restructurings, as amended, shall be accounted for in accordance with that Statement and is not an event that requires the reconsideration of whether the entity involved is a variable interest entity or whether an enterprise with a variable interest in a variable interest entity is the primary beneficiary of that entity.
- Provide that an enterprise with an interest in an entity to which the provisions of FIN 46 have not been applied as of December 24, 2003, shall apply FIN 46 or FIN 46R to that entity in accordance with the effective date provisions of FIN 46R as described below.

**ARMOR HOLDINGS INC. AND SUBSIDIARIES**
**NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)**

- FIN 46R should be applied no later than the end of the first reporting period that ends after March 15, 2004 (as of March 31, 2004 for the Company). However, prior to the required application of FIN 46R, the Company must apply FIN 46 or FIN 46R to those entities that are considered to be special-purpose entities no later than as of the end of the first reporting period that ends after December 15, 2003 (as of December 31, 2003 for the Company).

We do not have, nor have had, any interests in variable interest entities that are subject to the provisions of FIN 46 or FIN 46R.

In October 2001, the FASB issued Statement of Financial Accounting Standard No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (SFAS 144). SFAS 144 establishes a "primary-asset" approach to determine the cash flow estimation period for a group of assets and liabilities that represents the unit of accounting for a long-lived asset to be held and used. SFAS 144 requires that a long-lived asset to be (1) abandoned, (2) exchanged for a similar productive asset, or (3) distributed to owners in a spin-off be considered held and used until it is abandoned, exchanged, or distributed. SFAS 144 requires (1) that spin-offs and exchanges of similar productive assets be recorded at the lower of carrying value or fair value, and that such assets be classified as held and used until disposed of and (2) that any impairment loss resulting from a spin-off or exchange of similar productive assets be recognized upon asset disposition. SFAS 144 provides for total assets and total liabilities of discontinued business segments to be presented in separate captions in assets and liabilities and also provides that future losses, if any, of discontinued business segments shall be reported as incurred. We adopted SFAS 144 effective January 1, 2002,. The reclassification of the Services Division to discontinued operations and subsequent reduction in its carrying value was in accordance with the provisions of SFAS 144.

In April 2002, the FASB issued Statement of Financial Accounting Standard No. 145, "Rescission on FASB 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections" (SFAS 145). Under SFAS 145, gains and losses related to the extinguishment of debt should no longer be segregated on the income statement from continuing operations. The provisions of SFAS 145 are effective for fiscal years beginning after May 15, 2002.

In June 2002, the FASB issued Statement of Financial Accounting Standard No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" (SFAS 146). SFAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS 146 is effective for exit or disposal activities initiated on or after December 31, 2002. The effects of adopting this standard did not have a material effect on us.

In December 2002, the FASB issued Statement of Financial Accounting Standard 148, "Accounting for Stock-Based Compensation - Transition and Disclosure" (SFAS 148). SFAS 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of Statement of Financial Accounting Standard 123, "Accounting for Stock-Based Compensation" (SFAS 123), to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The disclosures required by SFAS 148 are included in this document.

In April 2003, the FASB issued Statement of Financial Accounting Standard No. 149, " Amendment of Statement 133 on Derivative Instruments and Hedging Activities" (SFAS 149). SFAS 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under Statement of Financial Accounting Standard No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133). SFAS 149 is effective for contracts entered into or modified and hedging relationships designated after June 30, 2003, except for the provisions of SFAS 149 that relate to SFAS 133 Implementation Issues that have been effective for fiscal quarters that began prior to June 15, 2003, which should continue to be applied in accordance with their respective effective dates. Adoption of this standard had no effect on us.

In May 2003, the FASB issued Statement of Financial Accounting Standard No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" (SFAS 150). SFAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatorily redeemable financial instruments of nonpublic entities. Adoption of this standard had no effect on us.

In May 2003, the FASB issued FASB Staff Position No. 146-1, "Determining Whether a One-Time Termination Benefit Offered in Connection with an Exit or Disposal Activity is, in Substance, an Enhancement to an Ongoing Benefit Arrangement." This Staff Position states that in order to be considered an enhancement to an ongoing benefit arrangement, the additional termination benefits must represent a revision to the ongoing arrangement that is not limited to a specified termination event or a specified future period. Otherwise the additional termination benefits should be considered one-time termination benefits accounted for under SFAS 146. The guidance in this Staff Position is effective for exit or disposal activities initiated in interim or annual reporting periods beginning after September 15, 2003. The adoption of this Staff Position is not expected to have a material impact on our consolidated financial statements.

**2. Discontinued Operations**

In January 2001, our management approved a restructuring plan to close its U.S. investigative businesses, realign the division's organization, eliminate excess facilities and reduce overhead in its businesses worldwide. In connection with this restructuring plan, the division performed a review of its long-lived assets to identify potential impairments. Pursuant to this restructuring plan, ArmorGroup i) eliminated 26 employees, primarily from its investigative businesses, ii) eliminated an additional 24 employees from its security business, iii) incurred lease and other exit costs as a result of the closure of its investigative businesses, and iv) wrote-down the value of both tangible and intangible assets as a result of the impairment review. All of the significant actions contemplated by the restructuring plan have been completed.

As a result of the restructuring plan, we recorded a pre-tax charge of $10.3 million. As of December 31, 2003, we had a remaining liability of $140,000 after fiscal year 2003 utilization of $130,000 relating to lease termination costs. The remaining liability has been classified in accrued expenses and current liabilities of discontinued operations on the consolidated balance sheet.

On July 15, 2002, we announced plans to sell the Services division and the retention of Merrill Lynch & Company to assist in the sale. In accordance with Statement of Accounting Standards 144, Accounting for Impairment or Disposal of Long-Lived Assets, the assets and liabilities of the Services division have been classified as held for sale, with its operating results in the current and prior periods reported in discontinued operations for the year ended December 31, 2003, 2002 and 2001. USDS, Inc., a subsidiary providing certain training services, formerly reported as a part of the Services Division is not included in the amounts classified as assets held for sale. The assets and liabilities as well as the operating results of USDS, Inc. have been reclassified to the Products Division where management oversight currently resides.

On April 17, 2003, we announced that we had completed the sale of our ArmorGroup Integrated Systems business through the sale of 100% of the stock of ArmorGroup Integrated Systems, Inc. and

ARMOR HOLDINGS INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Low Voltage Systems Technologies, Inc. to Aerwav Integration Systems, Inc. ("AIS"). AIS is a wholly owned subsidiary of Aerwav Holdings, LLC. As consideration for the integrated systems business, we received a $4.1 million collateralized note due in two years and a warrant for approximately 2.5% of AIS. $375,000 of the balance due was paid in advance in November 2003. In accordance with SFAS 144, we have recorded a loss of $366,000 on the sale.

Based upon our analysis and discussions with our advisors regarding the estimated realizable value, net of selling costs, of the Services Division, we reduced its carrying value and recorded net impairment charges of $12.4 million and $30.3 million in fiscal 2003 and 2002, respectively. The 2003 impairment charges consisted of a non-cash goodwill reduction. The fiscal 2002 impairment charges consisted of approximately $6.1 million in estimated disposal costs and a $24.2 million non-cash goodwill reduction. The benefit for income taxes for discontinued operations was $8.3 million and $2.4 million for fiscal 2003 and 2002, respectively. The reductions in the carrying value of the Services Division were management's best estimate based upon the information currently available, including discussions with our investment bankers.

On November 26, 2003, we announced that we completed the sale of ArmorGroup, our security service division, for $33,660,000 in total consideration to a group of private investors led by Granville Baird Capital Partners of London, England and Management. We received $31,360,000 in cash at closing and are scheduled to receive another $2,300,000 by the end of 2004, of which we have received $375,000 through March 6, 2004. We recorded a loss of $8.8 million on the sale in the fourth quarter of 2003. In accordance with generally accepted accounting principles, unrealized gains and losses, which are included in equity as accumulated other comprehensive income or loss, are not recognized until the period in which the related assets and liabilities are disposed of.

At December 31, 2003, our litigation support services subsidiary remains in discontinued operations. The actual proceeds from the disposal of this business may differ materially from our current estimates and therefore could result in either a gain or a loss upon final disposal. We are actively attempting to sell this business and expect to sell it during 2004.

The following is a summary of the operating results of the discontinued operations for the years ended December 31, 2003, 2002 and 2001.

| | December 31, 2003 | December 31, 2002 | December 31, 2001 |
|---|---|---|---|
| | | (in thousands) | |
| Revenue | $ 95,124 | $ 98,263 | $94,928 |
| Cost of sales | 66,780 | 75,779 | 65,021 |
| Gross profit | 28,344 | 22,484 | 29,907 |
| Operating expenses | 19,910 | 30,588 | 24,496 |
| Amortization expense | — | — | 1,519 |
| Charge for impairment of long-lived assets | 21,535 | 30,296 | — |
| Restructuring and related charges | — | — | 10,257 |
| Integration and other charges | 776 | 2,623 | 776 |
| Operating loss | (13,877) | (41,023) | (7,141) |
| Interest expense, net | 16 | 346 | 143 |
| Other expense (income), net | 479 | 99 | (218) |
| Loss from discontinued operations before benefit for income taxes | (14,372) | (41,468) | (7,066) |
| Benefit for income taxes (a) | (8,252) | (2,442) | (2,510) |
| Loss from discontinued operations | $ (6,120) | $(39,026) | $(4,556) |

a) Fiscal 2002 income taxes exclude additional expense of $1,475,000 per paragraphs 26 and 27 of SFAS No. 109 included in income from continuing operations on a consolidated basis. See Note 13.

The following is a summary of the assets and liabilities of our discontinued operations:

| | December 31, 2003 | December 31, 2002 |
|---|---|---|
| | (in thousands) | |
| **Assets** | | |
| Cash and cash equivalents | $ 76 | $ 3,638 |
| Accounts receivable, net | 549 | 16,228 |
| Other current assets | 128 | 8,959 |
| Total current assets | 753 | 28,825 |
| Property and equipment, net | 1,206 | 12,481 |
| Goodwill, net | 356 | 12,995 |
| Other assets | 41 | 4,809 |
| Total assets of discontinued operations | $2,356 | $59,110 |
| **Liabilities** | | |
| Current portion of long-term debt | $ 125 | $ 186 |
| Short-term debt | — | 350 |
| Accounts payable | 5 | 2,405 |
| Accrued expenses and other current liabilities | 496 | 14,284 |
| Total current liabilities | 626 | 17,225 |
| Long-term debt | — | 168 |
| Total liabilities of discontinued operations | $ 626 | $17,393 |

# ARMOR HOLDINGS INC. AND SUBSIDIARIES
## NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

### 3. Comprehensive Income

The components of comprehensive income (loss), net of tax benefits of zero, $364,000 and $713,000 for the years ended December 31, 2003, 2002 and 2001, are listed below:

| | December 31, 2003 | December 31, 2002 | December 31, 2001 |
|---|---|---|---|
| | | (in thousands) | |
| Net income (loss) | $10,886 | $(17,689) | $10,128 |
| Other comprehensive income (loss): | | | |
| Sale of ArmorGroup | 3,231 | — | — |
| Foreign currency translations, net of tax | 4,874 | 304 | (2,789) |
| Comprehensive income (loss) | $18,991 | $(17,385) | $ 7,339 |

In accordance with generally accepted accounting principles, unrealized gains and losses, which are included in equity as accumulated other comprehensive income or loss, are not recognized until the period in which the related assets and liabilities are disposed of.

### 4. Business Combinations

We have completed numerous purchase business combinations for cash and/or shares of our common stock and assumption of liabilities in certain cases. In the three years in the period ended December 31, 2003, the following acquisitions were completed:

| | Total Consideration | Shares Issued | Value of Shares |
|---|---|---|---|
| | (in thousands, except shares issued) | | |
| 2003 | | | |
| Aggregate 2003 acquisitions (1) | $90,512 | — | — |
| Additional purchase price paid/issued for deferred consideration | 1,026 | — | — |
| | $91,538 | — | — |
| 2002 | | | |
| Aggregate 2002 acquisitions (2) | $ 8,818 | — | — |
| Additional purchase price paid/issued for acquisition earnouts | 9,375 | — | — |
| | $18,193 | — | — |
| 2001 | | | |
| Aggregate 2001 acquisitions (3) | $59,887 | 1,224,302 | $19,604 |
| Additional purchase price paid/issued for acquisition earnouts | 3,904 | 68,888 | 1,087 |
| | $63,791 | 1,293,190 | $20,691 |

(1) Includes Simula, Inc. and Hatch Imports, Inc.

(2) Includes Speedfeed, Inc., Foldable Products Group, B-Square, Inc., Evi-Paq, Inc., Trasco Breman and 911 Emergency Products.

(3) Includes O'Gara-Hess & Eisenhardt Companies, Guardian and Identicator.

On December 9, 2003, we acquired all of the outstanding stock of Simula, for approximately $84.8 million in cash including transaction costs. Simula is a safety technology company that supplies human safety and survival systems to all branches of the United States military, major aerospace and defense prime contractors. Its core markets are military aviation safety, military personnel safety, and land and marine safety. Simula is a provider of military helicopter seating systems, aircraft and land vehicle armor systems, protective equipment for military personnel and technologies used to protect humans in a variety of life-threatening or catastrophic situations.

As a result of the acquisition, we expect to: (1) strengthen our position as a leading mid-tier defense and security industry consolidator through increased scale and scope; (2) increase our relevance to Department of Defense customers and programs; (3) diversify our business mix by adding fixed-wing and rotorcraft crashworthy seating; (4) combine body armor capabilities of Simula and PROTECH, one of our subsidiaries, supplementing our position in the SAPI market; (5) achieve cross-selling opportunities by leveraging our global sales force and relationships; and (6) offer opportunities for cost reduction through integration savings and rationalization of operations.

The acquisition was accounted for as a purchase business combination, and accordingly, the results of operations were included in our financial statements after December 9, 2003. The cost to acquire Simula has been allocated to the assets acquired and liabilities assumed according to their estimated fair values at the time of the acquisition as follows:

| | (in thousands) |
|---|---|
| Working capital | $ 5,027 |
| Property and equipment | 5,360 |
| Other long-term assets | 434 |
| Assumed note payable | (31,135) |
| Assumed long-term liabilities | (1,704) |
| Customer-related intangible | 25,140 |
| Technology-related intangible | 8,814 |
| Goodwill (Deductible) | 72,816 |
| | $ 84,752 |

The customer-related intangible asset relates to acquired customer relationships and is being amortized over a 14-year weighted-average useful life on a straight-line basis. The technology-related intangible asset relates to certain acquired technology and is being amortized over an eight-year weighted-average useful life on a straight-line basis.

During 2002, we completed the acquisitions of Speedfeed, Inc., Foldable Products Group, B-Square, Inc., Evi-Paq, Inc., Trasco Breman and 911 Emergency Products.

On August 23, 2001, we completed our acquisition of Security Products and Services Group of the Kroll-O'Gara Company, including the O'Gara-Hess & Eisenhardt subsidiary ("O'Gara"). O'Gara is the prime contractor to the U.S. Military for the supply of armoring and blast protection for HMMWVs and armors a variety of vehicles, including limousines, sedans, sport utility vehicles, and money transport vehicles, to protect against varying degrees of ballistic and blast threats.

Businesses acquired are included in consolidated results from the date of acquisition. Pro forma results of the 2003 acquisition of Hatch Imports, Inc. and the 2002 acquisitions are not presented, as they would not differ by a material amount from actual results. The following unaudited pro forma consolidated results are presented to show the results on a pro forma basis as if the 2003 acquisition of Simula had been made as of January 1, 2002:

| | 2003 | 2002 |
|---|---|---|
| | (in thousands, except per share data) | |
| Revenues from continuing operations | $443,881 | $379,521 |
| Net income from continuing operations | $ 20,212 | $ 19,935 |
| Basic earnings per share from continuing operations | $ 0.72 | $ 0.66 |
| Diluted earnings per share from continuing operations | $ 0.70 | $ 0.64 |
| Weighted average shares — basic | 28,175 | 30,341 |
| Weighted average shares — diluted | 28,954 | 30,957 |

The changes in the carrying amount of goodwill for the year ended December 31, 2003, are as follows:

**ARMOR HOLDINGS INC. AND SUBSIDIARIES**
**NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)**

| | Products | Mobile Security | Simula | Total |
|---|---|---|---|---|
| | | (in thousands) | | |
| Balance at January 1, 2003 | $60,143 | $38,593 | $ — | $ 98,736 |
| Goodwill acquired during year | 4,262 | (107) | 72,816 | 76,971 |
| Balance at December 31, 2003 | $64,405 | $38,486 | $72,816 | $175,707 |

### 5. Inventories

The components of inventory as of December 31, 2003 and 2002 are as follows:

| | 2003 | 2002 |
|---|---|---|
| | (in thousands) | |
| Raw materials | $40,397 | $30,211 |
| Work-in-process | 25,422 | 15,733 |
| Finished goods | 14,708 | 16,386 |
| | $80,527 | $62,330 |

### 6. Property and Equipment

Property and equipment as of December 31, 2003 and 2002 are summarized as follows:

| | 2003 | 2002 |
|---|---|---|
| | (in thousands) | |
| Land | $ 5,940 | $ 5,557 |
| Buildings and improvements | 29,776 | 23,964 |
| Machinery and equipment | 40,906 | 30,534 |
| Total | 76,622 | 60,055 |
| Accumulated depreciation | (19,046) | (12,919) |
| | $ 57,576 | $ 47,136 |

Depreciation expense for the years ended December 31, 2003, 2002 and 2001 was approximately $5,719,000, $4,953,000 and $3,031,000 respectively. In the statement of operations of continuing operations for the years ended December 31, 2003, 2002 and 2001, depreciation expense has been reduced by $130,000 in each year for the amortization of the proceeds received under an economic development grant received from the Department of Housing and Urban Development.

### 7. Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities as of December 31, 2003 and 2002 are summarized as follows:

| | 2003 | 2002 |
|---|---|---|
| | (in thousands) | |
| Accrued expenses | $40,787 | $16,988 |
| Customer deposits | 14,651 | 6,302 |
| Deferred consideration for acquisitions | 2,780 | 1,826 |
| | $58,218 | $25,116 |

## 8. Debt

| | 2003 | 2002 |
|---|---|---|
| | (in thousands) | |
| Credit facility (a) | $ — | $ — |
| Senior Subordinated Notes (b) | 147,600 | — |
| Senior Subordinated Convertible Notes (c) | 31,135 | — |
| Ontario Industrial Development Authority Variable Rate Demand Industrial Development Revenue Bonds, Series 1989 payable in annual installments of $200 to $300, through August 1, 2014, with interest paid monthly at varying rates | 2,600 | 2,800 |
| Note payable in scheduled installments through 2013, with an interest rate of 5% | 1,508 | 1,582 |
| Economic Development Revenue Bonds, payable in scheduled installments through September 2016, with a variable interest rate approximating 85% of the bond equivalent yield of the 13 week U.S. Treasury bills (not to exceed 12%) which approximated 1.5% at December 31, 2002 | — | 1,075 |
| Note to former officer payable in monthly principal and interest installments of $7 through December 31, 2009 with an imputed interest rate of 9.25% | 359 | 399 |
| Minimum guaranteed royalty to former officer payable in monthly principal and interest installments of $4 through August 2005, with an imputed interest rate of 9.2% | 73 | 114 |
| Minimum guaranteed royalty to former officer payable in monthly principal and interest installments of $36 through April 2005, with an imputed interest rate of 7.35% | 542 | 915 |
| Note payable in schedule installments through 2008, with an interest rate of 3% | 739 | — |
| Plus fair value of interest rate swaps (d) | 5,851 | — |
| | $190,407 | $ 6,885 |
| Less current portion | (32,107) | (1,813) |
| | $158,300 | $ 5,072 |

(a) Credit Facility — On August 12, 2003, we terminated our existing credit facility and entered into a new collateralized revolving credit facility with Bank of America, N.A., Wachovia Bank, N.A. and Key Bank, N.A. The new credit facility is a five-year revolving credit facility and, among other things, provides for: 1) total maximum borrowings of $60 million; 2) a $25 million sub-limit for the issuances of standby and commercial letters of credit; 3) a $5 million sub-limit for swing-line loans; and 4) a $5 million sub-limit for multi-currency borrowings. All borrowings under the new credit facility will bear interest at either 1) a rate equal to LIBOR, plus an applicable margin ranging from 1.125% to 1.625%; 2) an alternate base rate which will be the higher of (a) the Bank of America prime rate and (b) the Federal Funds rate plus 0.50%; or 3) with respect to foreign currency loans, a fronted offshore currency rate, plus an applicable margin ranging from 1.125% to 1.625%, depending on certain conditions. The Credit Facility is guaranteed by certain of our direct and indirect domestic subsidiaries and is collateralized by, among other things, (i) a pledge of all of the issued and outstanding shares of stock or other equity interests of certain of our domestic subsidiaries, (ii) a pledge of 65% of the issued and outstanding voting shares of stock or other voting equity interests of certain of our direct and indirect foreign subsidiaries, (iii) a pledge of 100% of the issued and outstanding nonvoting shares of stock or other nonvoting equity interests of certain of our direct and

**ARMOR HOLDINGS INC. AND SUBSIDIARIES**
**NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)**

indirect foreign subsidiaries, and (iv) a first priority perfected security interest on certain of our domestic assets and certain domestic assets of certain of our direct and indirect subsidiaries that will become guarantors of our obligations under the new credit facility, including, among other things, accounts receivable, inventory, machinery, equipment, certain contract rights, intellectual property rights and general intangibles.

(b) Senior Subordinated Notes — On August 12, 2003, we completed a private placement of $150 million aggregate principal amount of 8.25% senior subordinated notes due 2013 (the "Notes"). The Notes are guaranteed by all of our domestic subsidiaries, except USDS, Inc., on a senior subordinated basis (see Note 20). The Notes have been sold to qualified institutional buyers in reliance on Rule 144A of the Securities Act of 1933, as amended, and to non-U.S. persons in reliance on Regulation S under the Securities Act of 1933, as amended. The Notes were rated B1/B+ by Moody's Investors' Service and Standard & Poor's Rating Services, respectively. During 2003, we used a portion of the funds to acquire Simula, Inc. and Hatch Imports, Inc., and we intend to use the remaining proceeds of the offering to fund acquisitions, repay a portion of our outstanding debt and for general corporate and working capital purposes, including the funding of capital expenditures. Interest on the Notes is payable semiannually on the fifteenth of February and August of each year. The Notes were issued at a discount of approximately $2.5 million to investors. The Notes may be redeemed at our option in whole or in part on a pro-rata basis, on and after August 15, 2008, at certain specified redemption prices plus accrued interest payable to the redemption date.

(c) Senior Subordinated Convertible Notes — On December 9, 2003, we purchased Simula. In 1997, Simula completed a public offering of $34.5 million of 8% Senior Subordinated Convertible Notes (the "8% Notes"). On January 5, 2004, the 8% Notes were paid-in-full. The balance of these notes is included in the current portion of long-term debt.

(d) Fair Value of Interest Rate Swaps — On September 2, 2003, we entered into interest rate swap agreements, designated as a fair value hedge as defined under Statement of Financial Accounting Standard No. 133, "Accounting for Derivative Instruments and Hedge Activities," (SFAS 133) with an aggregate notional amount totaling $150 million. The agreements were entered to exchange the fixed interest rate on the Notes for a variable interest rate equal to six-month LIBOR, set in arrears, plus a spread ranging from 2.735% to 2.75% fixed semi-annually on the fifteenth day of February and August. At December 31, 2003, the six-month LIBOR was 1.22%. The agreements are subject to other terms and conditions common to transactions of this type. In accordance with SFAS 133, changes in the fair value of the interest rate swap agreements offset changes in the fair value of the fixed rate debt due to changes in the market interest rate. The fair value of the interest rate swap agreements was approximately $5.9 million at December 31, 2003. The agreements are deemed to be a perfectly effective fair value hedge and therefore qualify for the short-cut method of accounting under SFAS 133. As a result, no ineffectiveness is expected to be recognized in earnings associated with the interest rate swap agreements on the Notes.

Maturities of long-term debt are as follows:

| Year Ended | (in thousands) |
|---|---|
| 2004 | $ 32,107 |
| 2005 | 701 |
| 2006 | 549 |
| 2007 | 665 |
| 2008 | 642 |
| Thereafter | 155,743 |
| | $190,407 |

## 9. Derivative Financial Instruments

We account for derivative instruments in accordance with SFAS 133, which requires all freestanding and embedded derivative instruments to be measured at fair value and recognized on the balance sheet as either assets or liabilities. In addition, all derivative instruments used in hedging relationships must be designated, reassessed and accounted for as either fair value hedges or cash flow hedges pursuant to the provisions of SFAS 133.

We hedge the fair value of our Notes using interest rate swaps. We enter into these derivative contracts to manage fair value changes that could be caused by our exposure to interest rate changes. On September 2, 2003, we entered into interest rate swap agreements, designated as fair value hedges as defined under SFAS 133, with an aggregate notional amount totaling $150 million. The interest rate swaps mature on August 15, 2013. The agreements were entered into to exchange the fixed interest rate of 8.25% on the Notes for a variable interest rate equal to six-month LIBOR, set in arrears, plus a spread ranging from 2.735% to 2.75% fixed semi-annually on the fifteenth of February and August. The six-month LIBOR rate at December 31, 2003, was 1.22%. The agreements are subject to other terms and conditions common to transactions of this type. These fair value hedges qualify for hedge accounting using the short-cut method since the swap terms match the critical terms of the Notes. Accordingly, changes in the fair value of the interest rate swap agreements offset changes in the fair value of the Notes due to changes in the market interest rate. As a result, no ineffectiveness is expected to be recognized in our earnings associated with the interest rate swap agreements on the Notes.

The fair values of our interest rate swap agreements are obtained from our counter-parties and represent the estimated amount we would receive or pay to terminate the agreement, taking into consideration the difference between the contract rate of interest and rates currently quoted for agreements of similar terms and maturities.

## 10. Integration and Other Charges

We incurred integration and other charges of approximately $12.6 million, $5.9 million and $3.3 million for the years ending December 31, 2003, 2002 and 2001, respectively. The charges for the year ended December 31, 2003 includes a $7.3 million non-cash charge for stock-based compensation for a performance plan for certain key executives and a $3.3 million (including a $2.1 million non-cash charge) severance charge related to the departure of our former Chief Executive Officer. The remaining charges relate to the relocation of assets and personnel, severance costs, systems integration, domestic and international tax restructuring as well as integrating the sales and marketing functions for acquired companies.

## 11. Commitments and Contingencies

*Employment contracts.* We are party to several employment contracts as of December 31, 2003 with certain members of management. Such contracts are for varying periods and include restrictions on competition after termination. These agreements provide for salaries, bonuses and other benefits and also specify and delineate the granting of various stock options.

*Legal/Litigation Matters.*

In 1997 we terminated several agreements with a Dutch company, Airmunition International, B.V. ("AMI"), and with a British company, Crown Limited ("Crown"). AMI and Crown started an action against us before the Netherlands Arbitration Institute in Rotterdam, Holland claiming breach of contract, unauthorized use of confidential information, inducing an AMI employee to leave to work for us in competition with plaintiffs and further inducing him to breach his confidentiality agreements with plaintiffs. Plaintiffs sought damages of $20.5 million. On April 29, 2003, the Tribunal rendered an

**ARMOR HOLDINGS INC. AND SUBSIDIARIES**
**NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)**

interim award in our favor on the first three counts. However, it reserved the opportunity for Plaintiffs to provide proof of damages noting that any damages AMI/Crown may have suffered on this remaining issue would be "limited" based on the facts. On March 4, 2004, the arbitrators found that the plaintiffs had failed to offer any evidence of damages, and therefore, they dismissed all of the claims against us. Further the arbitrators directed AMI/Crown to pay us our costs. Unfortunately, AMI and Crown have filed for bankruptcy protection from creditors so recovery of our costs is doubtful.

On January 16, 1998, our Services Division ceased operations in Angola and subsequently became involved in various disputes with SHRM S.A. ("SHRM"), its minority joint venture partner relating to the Angolan joint venture known as Defense System International Africa ("DSIA"). On March 6, 1998, SIA (a subsidiary of SHRM) filed a complaint against Defense Systems France, SA ("DSF") before the Commercial Court of Nanterre (Tribunal de Commerce de Nanterre) seeking to be paid an amount of $577,286 corresponding to an alleged debt of DSIA to SIA. In October 2002, the Commercial Court of Nanterre stayed the proceedings before it, pending the decisions of the Court of Appeal and the Paris Commercial Court. In February 2003, the Court of Appeal ruled against SHRM and its parent entity, Compass Group, effectively ending all further proceedings on the merits of Compass' claims. Compass has appealed the decision before the French Court of Cassation, which reviews only matters of law.

In 1999 and prior to our acquisition of O'Gara-Hess & Eisenhardt Armoring Company (which has been converted to a limited liability company and is now known as O'Gara-Hess & Eisenhardt Armoring Company, L.L.C.) ("OHEAC") in 2001, O'Gara-Hess & Eisenhardt Armoring de Brasil Ltda. ("OHE Brazil") was audited by the Brazilian federal tax authorities and assessed over Ten Million Reals (US$3.4 million based on the exchange rate as of December 31, 2003). OHE Brazil has appealed the tax assessment and the case is pending. To the extent that there may be any liability resulting from the 2001 audit, we believe that we are entitled to indemnification from Kroll, Inc. under the terms of our purchase agreement dated April 20, 2001, despite the denial by Kroll, Inc. of any such liability, because the events occurred prior to our purchase of the O'Gara Companies from Kroll, Inc. However, to the extent that the appeal relating to 2001 activity results in an unfavorable ruling, we could be liable for unpaid taxes incurred subsequent to the acquisition from Kroll. At this time, we do not believe this matter will have a material impact on our financial position, operations or liquidity.

In 1999 and prior to our acquisition of OHEAC in 2001, several of the former employees of Kroll O'Gara Company de Mexico, S.A. de C.V. ("O'Gara Mexico"), a subsidiary of OHEAC, commenced labor claims against O'Gara Mexico seeking damages for unjustified termination. These cases are still pending before the labor board in Mexico City. The terminated employees are seeking back pay and benefits since the date of termination amounting to approximately US $2.9 million, and accruing at approximately US $50,400 per month. To the extent that there may be any liability, we believe that we are entitled to indemnification from Kroll, Inc. under the terms of our purchase agreement dated April 20, 2001, despite the denial by Kroll, Inc. of any such liability, because the events occurred prior to our purchase of the O'Gara Companies from Kroll, Inc. Although we do not have any insurance coverage for this matter, at this time, we do not believe this matter will have a material impact on our financial position, operations or liquidity.

In August 2001, Defense Technology Corporation of America ("DTC"), one of our subsidiaries, received a civil subpoena from the United States Environmental Protection Agency requesting information pursuant to Section 104(e) of the Comprehensive Environmental Response, Compensation and Liability Act regarding the possible impact of the Casper, Wyoming tear gas facility on the environment. DTC responded to the request, and to date the EPA has not taken any further action with respect to the matter. At this time, we do not believe this matter will have a material impact on our financial position, operations or liquidity.

In December 2001, O'Gara-Hess & Eisenhardt France S.A. ("OHE France") sold its industrial bodywork business operated under the name Labbe/Division de O'Gara Hess & Eisenhardt France/

Carrosserie Industriells to SNC Labbe. Subsequent to the sale, the Labbe Family Trust ("LFT"), owner of the leasehold interest upon which the Carrosserie business is operated, sued OHE France and SNC Labbe claiming that the transfer of the leasehold was not valid because the LFT had not given its consent to the transfer as required under the terms of the lease. Further, LFT seeks to have OHE France, as the sole tenant, maintain and repair the leased building. The approximate cost of renovating the building is estimated to be between US $3.2 and US $6.4 million, based on the exchange rate as of December 31, 2003. The case is currently pending, and while we are contesting the allegations vigorously, we are unable to predict the outcome of this matter. Although we do not have any insurance coverage for this matter, at this time, we do not believe this matter will have a material impact on our financial position, operations or liquidity.

On or about March 22, 2002, OHEAC received a civil subpoena from the Department of Defense ("DOD") requesting documents and information concerning various quality control documentation regarding parts delivered by its subcontractors and vendors in support of the High Mobility Multipurpose Wheeled Vehicles ("HMMWVs") armored at its Fairfield, Ohio facility for the period October 1, 1999 through May 1, 2001. OHEAC has complied fully with the subpoena. In early 2003, OHEAC was advised that the Department of Justice ("DOJ") was also investigating separate claims against OHEAC filed by individuals that involve the same time frame and issues covered by the DOD subpoena. OHEAC has learned that the DOJ investigation relates to a certain unidentified action filed under the federal False Claims Act pursuant to which the United States government may intervene and recover damages. OHEAC has fully responded to, and cooperated with, the government's questions and investigation. The DOJ has since notified OHEAC that it has declined to intervene in the case. On September 30, 2003, the action filed under the federal False Claims Act was voluntarily withdrawn without prejudice.

On October 18, 2002, we were notified by the Internal Revenue Service that our tax return for the tax year ended December 31, 2000 had been selected for examination. Further, on January 30, 2003 we were notified that our tax return for the tax year ended December 31, 2001 had been selected for examination. The examinations are currently pending, and at this time we are unable to predict the outcome of these matters. However, we do not believe this matter will have a material impact on our financial position, operations or liquidity.

In October 2002, we were sued in the United States District Court for the District of Wyoming with respect to one of our subsidiaries' Casper, Wyoming tear gas plant. The plaintiffs in the lawsuit asserted various state law tort claims and federal environmental law claims under the Resource Conservation and Recovery Act and the Clean Air Act stemming from the tear gas plant. In February 2004, we agreed with the plaintiffs to settle the lawsuit for an amount of money that is not material to us and the plaintiffs have agreed to dismiss their lawsuit with prejudice.

In September 2003, Second Chance Body Armor, Inc., a body armor manufacturer and one of our competitors, has notified its customers of a potential safety issue with its Ultima® and Ultimax® models. Second Chance Body Armor has claimed that Zylon® fiber, which is made by Toyobo, a Japanese corporation, and used in the ballistic fabric construction of its Ultima® and Ultimax® models, degraded more rapidly than originally anticipated. Second Chance Body Armor has also stated that the Zylon® degradation problem affects the entire body armor industry, not just its products. Both private claimants and State Attorneys General have already commenced legal action against Second Chance Body Armor based upon its Ultima® and Ultimax® model vests and we have received investigative demands from state agencies in Texas and Connecticut. Second Chance Body Armor licenses from Simula a certain patented technology which is used in the body armor it manufactures, but to our knowledge, no lawsuit has yet been brought against Second Chance Body Armor based upon this licensed technology, although a letter was received by Simula from an attorney representing a police officer who was injured while wearing a Second Chance Body Armor vest alleging potential liability against Simula. In addition, the U.S. Attorney General has asked the U.S. Department of Justice to investigate the claims regarding the use of Zylon® in bulletproof vests, which

**ARMOR HOLDINGS INC. AND SUBSIDIARIES**
**NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)**

we use in the manufacturing of certain of our body armor models for law enforcement personnel. As Simula has licensed its technology to Second Chance Body Armor, it may be impacted by the pending claims against Second Chance Body Armor and the investigation being conducted by the U.S. Department of Justice. If Simula is included in the claims pending against Second Chance Body Armor and the investigation being conducted by the U.S. Department of Justice, we cannot assure you that any judgment, settlement or resolution against Simula will not have a material impact on Simula's financial position, operations or liquidity.

The National Institute of Justice (NIJ) is engaged in an ongoing inquiry and investigation of bullet-resistant vests and the protocol for testing used vests, as well as the reliability of Zylon and other fibers. We have consulted with and cooperated fully with the NIJ in this endeavor. To date, the NIJ has embarked only in its first phase of testing, which entails vests that have been heavily worn or exposed to adverse conditions, and which involves the ballistic standard applicable to new vests. Although some of the vests tested, including ours, experienced some level of penetration, the NIJ specifically warned against the misuse and misinterpretation of these results, emphasizing that the data produced so far is preliminary in nature, applies to a very small sample size and therefore is it not possible to draw any statistically-based conclusions from these results. The NIJ will continue to conduct further testing and analyze these issues in order to determine if any conclusions can be reached as to the performance and reliability of aged vests. We have requested the NIJ to provide us with its testing data, and we intend to evaluate and review the NIJ results in our continuing effort to assist the NIJ in developing uniform standards for certification of new vests and the testing of used vests. The NIJ continues to encourage law enforcement officers to wear body armor, in light of the fact that "the lives of more than 2,700 law enforcement officers have been saved by the use of bullet-resistant body armor over the past 30 years."

In addition to the above, in the normal course of business, we are subjected to various types of claims and currently have on-going litigations in the areas of products liability and general liability. Our products are used in a wide variety of law enforcement situations and environments. Some of our products can cause serious personal or property injury or death if not carefully and properly used by adequately trained personnel. We believe that we have adequate insurance coverage for most claims that are incurred in the normal course of business. In such cases, the effect on our financial statements is generally limited to the amount of our insurance deductible or self-insured retention. Our annual insurance premiums and self insurance retention amounts have risen significantly over the past several years and may continue to do so to the extent we are able to purchase insurance coverage. At this time, we do not believe any such claims or pending litigation will have a material impact on our financial position, operations and liquidity.

## 12. Information Concerning Business Segments and Geographical Sales

We are a leading manufacturer and provider of specialized security products; training and support services related to these products; vehicle armor systems; military helicopter seating systems, aircraft and land vehicle safety systems; protective equipment for military personnel; and other technologies used to protect humans in a variety of life-threatening or catastrophic situations. Our products and systems are used domestically and internationally by military, law enforcement, security and corrections personnel, as well as governmental agencies, multinational corporations and individuals. We are organized and operated under three business divisions: Armor Holdings Products, also referred to as our Products Division, Armor Mobile Security, also referred to as our Mobile Security Division, and Simula Our Services division has been classified as discontinued operations and is no longer included in this presentation (See Note 2).

*Armor Holdings Products.* Our Armor Holdings Products division manufactures and sells a broad range of high quality equipment marketed under brand names that are well known and respected in the military and law enforcement communities. Products manufactured by this division include concealable and tactical body armor, hard armor, duty gear, less-lethal munitions, anti-riot products, police batons, emergency lighting products, forensic products firearms accessories, weapon maintenance products, foldable ladders, and specialty gloves. USDS, Inc., a small subsidiary providing certain training services formerly reported as a part of the Services division, is not included in the amounts classified as assets held for sale or discontinued operations and has been reclassified to our Armor Holdings Products division where management oversight currently resides.

*Armor Mobile Security.* Our Armor Mobile Security division manufactures and installs ballistic and blast protection armoring systems for military vehicles, commercial vehicles, military aircraft and missile components. Under the brand name O'Gara-Hess & Eisenhardt ("O'Gara"), we are the sole-source provider to the U.S. military for the supply of armoring and blast protection systems as well as maintenance services for the High Mobility Multi-purpose Wheeled Vehicle (HMMWV, commonly known as the Humvee). Additionally, we have been subcontracted to develop a ballistically armored and sealed truck cab for the High Mobility Artillery Rocket System (HIMARS) currently in low-rate initial production for the U.S. Army. We armor a variety of commercial vehicles including limousines, sedans, sport utility vehicles, commercial trucks and cash-in-transit vehicles, to protect against varying degrees of ballistic and blast threats. The Armor Mobile Security division was created in connection with our acquisition of O'Gara on August 22, 2001 (the "O'Gara acquisition").

*Simula.* Simula supplies human safety and survival systems to the U.S. military, and major aerospace and defense prime contractors. Our core markets are military aviation safety, military personnel safety, and land and marine safety. Through Simula, we provide military helicopter seating systems, aircraft and land vehicle armor systems, protective equipment for military personnel and technologies used to protect humans in a variety of life-threatening or catastrophic situations.

We have invested substantial resources outside of the United States and plan to continue to do so in the future. The Armor Mobile Security division has invested substantial resources in Europe and South America. These operations are subject to the risk of new and different legal and regulatory requirements in local jurisdictions, tariffs and trade barriers, potential difficulties in staffing and managing local operations, currency risks, potential imposition of restrictions on investments, potentially adverse tax consequences, including imposition or increase of withholding and other taxes on remittances and other payments by subsidiaries, and local economic, political and social conditions. Governments of many developing countries have exercised and continue to exercise substantial influence over many aspects of the private sector. Government actions in the future could have a significant adverse effect on economic conditions in a developing country or may otherwise have a material adverse effect on us and our operating companies. We do not have political risk insurance in the countries in which we currently conduct business. Moreover, applicable agreements relating to our interests in our operating companies are frequently governed by foreign law. As a result, in the event of a dispute, it may be difficult for us to enforce our rights. Accordingly, we may have little or no recourse upon the occurrence of any of these developments.

**ARMOR HOLDINGS INC. AND SUBSIDIARIES**
**NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)**

Revenues, operating income and total assets for each of our continuing segments are as follows:

| | 2003 | 2002 | 2001 |
|---|---|---|---|
| | | (in thousands) | |
| Revenues: | | | |
| Products | $199,093 | $179,946 | $149,868 |
| Mobile Security | 157,548 | 125,171 | 47,232 |
| Simula | 8,531 | — | — |
| Total revenues | $365,172 | $305,117 | $197,100 |
| Operating income: | | | |
| Products | $ 35,013 | $ 30,978 | $ 26,845 |
| Mobile Security | 22,174 | 14,375 | 6,673 |
| Simula | 1,180 | — | — |
| Corporate | (22,638) | (6,988) | (6,845) |
| Total operating income | $ 35,729 | $ 38,365 | $ 26,673 |
| Total assets: | | | |
| Products | $188,139 | $179,367 | $147,313 |
| Mobile Security | 127,832 | 105,446 | 102,127 |
| Simula | 140,996 | — | — |
| Corporate | 126,303 | 23,830 | 49,950 |
| Total assets | $583,270 | $308,643 | $299,390 |

Financial information with respect to revenues, operating income from continuing operations (geographic operating income from continuing operations before amortization expense and integration and other charges) and total assets to principal geographic areas is as follows:

| | 2003 | 2002 | 2001 |
|---|---|---|---|
| | | (in thousands) | |
| Revenues: | | | |
| North America | $275,529 | $225,365 | $144,981 |
| South America | 15,007 | 19,879 | 6,449 |
| Africa | 1,420 | 1,219 | 582 |
| Europe/Asia | 73,216 | 58,654 | 45,088 |
| | $365,172 | $305,117 | $197,100 |
| Geographic operating income: | | | |
| North America | $ 38,674 | $ 34,032 | $ 23,290 |
| South America | 882 | 1,702 | 473 |
| Africa | 345 | 428 | 192 |
| Europe/Asia | 8,890 | 8,374 | 8,156 |
| | $ 48,791 | $ 44,536 | $ 32,111 |
| Total assets: | | | |
| North America | $523,954 | $264,767 | $268,019 |
| South America | 6,433 | 5,456 | 5,811 |
| Africa | — | — | — |
| Europe/Asia | 52,883 | 38,420 | 25,560 |
| | $583,270 | $308,643 | $299,390 |

A reconciliation of consolidated geographic operating income from continuing operations to consolidated operating income from continuing operations follows:

| | 2003 | 2002 (in thousands) | 2001 |
|---|---|---|---|
| Consolidated geographic operating income | $ 48,791 | $44,536 | $32,111 |
| Amortization | (489) | (245) | (2,142) |
| Integration and other charges | (12,573) | (5,926) | (3,296) |
| Operating income | $ 35,729 | $38,365 | $26,673 |

## 13. Income Taxes

Income tax expense (benefit) from continuing operations for the years ended December 31, 2003, 2002, and 2001 consisted of the following:

| | 2003 | 2002 (in thousands) | 2001 |
|---|---|---|---|
| Current | | | |
| Domestic | $10,387 | $13,306 | $7,017 |
| Foreign | 403 | 2,389 | 1,563 |
| Total current | 10,790 | 15,695 | 8,580 |
| Deferred | | | |
| Domestic | 2,006 | (25) | (319) |
| Foreign | 1,407 | 384 | (54) |
| Total deferred | 3,413 | 359 | (373) |
| Total provision for income taxes | $14,203 | $16,054 | $8,207 |

Significant components of our net deferred tax asset related to continuing operations as of December 31, 2003 and 2002 are as follows:

| | 2003 | 2002 |
|---|---|---|
| | (in thousands) | |
| Deferred tax assets: | | |
| Reserves not currently deductible | $ 3,527 | $2,697 |
| Capital loss | 11,320 | — |
| Operating loss carryforwards | 2,811 | 1,769 |
| Patents | 22 | — |
| Accrued expenses | 954 | 220 |
| Foreign tax credits | 912 | 2,939 |
| Research and development and other credits | 150 | 206 |
| Tax on unremitted foreign earnings | — | 1,255 |
| | 19,696 | 9,086 |
| Deferred tax asset valuation allowance | (11,395) | (75) |
| Deferred tax asset, net of valuation allowance | 8,301 | 9,011 |
| Deferred tax liability: | | |
| Goodwill not amortized for financial statement purposes under SFAS 142 | (2,418) | (954) |
| Property and equipment | (2,970) | (475) |
| Net deferred tax asset | $ 2,913 | $7,582 |

Recognition of deferred tax assets is based on management's belief that it is more likely than not that the tax benefit associated with temporary differences and operating and capital loss carryforwards

## ARMOR HOLDINGS INC. AND SUBSIDIARIES
## NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

will be utilized. A valuation allowance is recorded for those deferred tax assets for which it is more likely than not that the realization will not occur.

Our valuation allowance at December 31, 2003, consisted of $11,320,000 for a capital loss carryforward and $75,000 in net operating loss carryforwards.

As of December 31, 2003, we have federal, state, and foreign NOLs providing a tax effected benefit of $2,811,000. The NOLs expire in varying amounts in fiscal years 2006 to 2022. At December 31, 2003, we also have tax credits of $150,000 subject to certain limitations due to the acquisition of Safariland, Ltd. We also have approximately $912,000 of foreign tax credits expiring in 2006.

We are subject to periodic review by federal, foreign, state, and local tax jurisdictions in the ordinary course of business. During 2002, we were notified by the Internal Revenue Service (IRS) that certain prior year income tax returns would be examined. As of December 31, 2003, the IRS exam has not been concluded nor do we believe that it will have any material impact on the financial statements.

US taxes have not been provided for on unremitted foreign earnings of approximately $9.0 million from continuing operations. These earnings are considered to be permanently reinvested in non-US operations.

Net deferred tax assets described above have been included in the accompanying consolidated balance sheets as follows:

| | 2003 | 2002 |
|---|---|---|
| | (in thousands) | |
| Other current assets | $ 4,151 | $2,697 |
| Other assets | — | 4,885 |
| Other long-term liabilities | (1,238) | — |
| Total deferred tax assets | $ 2,913 | $7,582 |

The following reconciles the income tax expense computed at the Federal statutory income tax rate to the provision for income taxes recorded in the income statement for the years ended December 31, 2003, 2002 and 2001:

| | 2003 | 2002 | 2001 |
|---|---|---|---|
| Provision for income taxes at statutory federal rate | 35.0% | 35.0% | 35.0% |
| State and local income taxes, net of Federal benefit | (0.5%) | 3.8% | 3.2% |
| Compensation subject to IRC Section 162(m) | 8.6% | — | — |
| Foreign income taxes | 2.1% | 0.7% | (0.1%) |
| Valuation allowances from discontinued operations | — | 3.8% | — |
| Other permanent items | 0.3% | (.4%) | (2.2%) |
| | 45.5% | 42.9% | 35.9% |

### 14. Stockholders' Equity

*Preferred stock.* On July 16, 1996, our stockholders authorized a series of preferred stock with such rights, privileges and preferences as the Board of Directors shall from time to time determine. We have not issued any of this preferred stock.

*Stock options and grants.* In 1994, we implemented an incentive stock plan and an outside directors' stock plan. These plans collectively provide for the granting of options to certain key employees as well as providing for the grant of common stock to outside directors and to all full time employees. Pursuant to such plans, 1,050,000 shares of common stock were reserved and made available for distribution. The option prices of stock that may be purchased under the incentive stock plan are not less than the fair market value of common stock on the dates of the grants. Effective January 19, 1996, all stock grants awarded under the 1994 incentive stock plan were accelerated and considered fully vested.

In 1996, we implemented an incentive stock plan and an outside directors' stock plan. These plans collectively provide for the granting of options to certain key employees and directors. Pursuant to such plans, as amended, 2,200,000 shares of common stock were reserved and made available for distribution. The option prices of stock that may be purchased under the incentive stock plan are not less than the fair market value of common stock on the dates of the grants.

During 1998, we implemented a new non-qualified stock option plan. Pursuant to the new plan, 725,000 shares of common stock were reserved and made available for distribution. On January 1, 1999, we distributed all 725,000 shares allocated under the plan. In 1999, we implemented the 1999 Stock Incentive Plan (the "1999 Plan"). We reserved 2,000,000 shares of our common stock for the 1999 Plan. The 1999 Plan provides for the granting of options to employees, officers, directors, consultants, independent contractors and advisors of the Company. The option prices of stock which may be purchased under the 1999 Plan are not less than the fair market value of common stock on the dates of the grants.

During 2002, we implemented two new stock option plans. The 2002 Stock Incentive Plan authorizes the issuance of up to 2,700,000 shares of our common stock upon the exercise of stock options or in connection with the issuance of restricted stock and stock bonuses. The 2002 Stock Incentive Plan authorizes the granting of stock options, restricted stock and stock bonuses to employees, officers, directors and consultants, independent contractors and advisors of Armor Holdings and its subsidiaries. The 2002 Executive Stock Plan provides for the grant of a total of 470,000 stock options and stock awards to our key employees. The terms and provisions of the 2002 Executive Stock Plan are substantially the same as the 2002 Stock Incentive Plan, except that we may only grant non-qualified stock options under the 2002 Executive Stock Plan. The 2002 Executive Stock Plan was adopted on March 13, 2002 and all shares available for grant under the 2002 Executive Stock Plan were granted to our executive officers on March 13, 2002.

Under SFAS 123, the fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions for the years ended December 31, 2003, 2002 and 2001:

| | 2003 | 2002 | 2001 |
|---|---|---|---|
| Expected life of option | 4 yrs | 4 yrs | 4 yrs |
| Dividend yield | 0% | 0% | 0% |
| Volatility | 49.8% | 52.2% | 44.7% |
| Risk free interest rate | 2.51% | 3.94% | 4.52% |

The increase in volatility in from fiscal 2001 to fiscal 2003 is primarily due to the increase demand for the stock, which drove up the price and increased the volatility.

The weighted average fair value of options granted during 2003, 2002 and 2001 are as follows:

| | 2003 | 2002 | 2001 |
|---|---|---|---|
| | (in thousands, except per share data) | | |
| Fair value of each option granted | $ 6.21 | $ 10.08 | $ 6.17 |
| Total number of options granted | 898 | 1,895 | 892 |
| Total fair value of all options granted | $5,576 | $19,098 | $5,501 |

Outstanding options, generally consisting of ten-year incentive and non-qualified stock options, generally vest and become exercisable over a three-year period from the date of grant. The outstanding options generally expire ten years from the date of grant or upon retirement from the Company, and are contingent upon continued employment during the applicable ten-year period.

## ARMOR HOLDINGS INC. AND SUBSIDIARIES
## NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

A summary of the status of stock option grants as of December 31, 2003 and changes during the years ending on those dates is presented below:

| | Options | Weighted Average Exercise Price |
|---|---|---|
| Outstanding at December 31, 2000 | 3,294,839 | $ 9.91 |
| Granted | 892,159 | $15.24 |
| Exercised | (1,173,227) | $ 9.37 |
| Forfeited | (29,737) | $15.51 |
| Outstanding at December 31, 2001 | 2,984,034 | $11.60 |
| Granted | 1,894,660 | $22.96 |
| Exercised | (507,868) | $ 8.41 |
| Forfeited | (86,168) | $16.75 |
| Outstanding at December 31, 2002 | 4,284,658 | $ 7.81 |
| Granted | 898,347 | $16.62 |
| Exercised | (724,934) | $11.83 |
| Forfeited | (567,150) | $21.52 |
| Outstanding at December 31, 2003 | 3,890,921 | $17.00 |
| Options exercisable at December 31, 2003 | 2,036,417 | $15.21 |

The following table summarizes information about stock options outstanding at December 31, 2003:

| Exercise Price Range | 12/31/2003 Options Outstanding | Options Exercisable | Remaining Life in Years |
|---|---|---|---|
| 0.97 - 3.75 | 75,166 | 75,166 | 2.0 |
| 7.50 - 9.94 | 230,084 | 230,084 | 3.8 |
| 10.00 - 10.63 | 17,836 | 17,836 | 5.5 |
| 11.00 - 11.63 | 340,008 | 340,008 | 5.0 |
| 13.19 - 14.00 | 335,500 | 228,665 | 6.8 |
| 14.17 - 14.70 | 811,161 | 370,538 | 8.6 |
| 15.05 - 15.90 | 362,590 | 203,240 | 8.1 |
| 16.31 - 16.50 | 26,002 | 6,000 | 7.0 |
| 17.00 - 17.54 | 368,072 | 46,392 | 9.3 |
| 21.75 - 21.75 | 125,000 | 41,666 | 8.1 |
| 23.09 - 23.93 | 649,502 | 315,156 | 8.4 |
| 24.07 - 25.80 | 550,000 | 161,666 | 8.5 |
| Total | 3,890,921 | 2,036,417 | |

Remaining non-exercisable options as of December 31, 2003 become exercisable as follows:

| | |
|---|---|
| 2004 | 932,642 |
| 2005 | 441,522 |
| 2006 | 480,340 |

*Earnings per share.* The following details the earnings per share computations on a basic and diluted basis for the years ended December 31, 2003, 2002 and 2001:

| | 2003 | 2002 | 2001 |
|---|---|---|---|
| | (in thousands, except per share data) | | |
| Numerator for basic and diluted earnings per share: | | | |
| Net income (loss) available to common shareholders | $10,886 | $(17,689) | $10,128 |
| Denominator: | | | |
| Basic earnings per share weighted-average shares outstanding | 28,175 | 30,341 | 23,932 |
| Effect of dilutive securities: | | | |
| Effect of shares issuable under stock option and stock grant plans, based on the treasury stock method | 779 | 616 | 836 |
| Diluted earnings per share | | | |
| Adjusted weighted-average shares outstanding | 28,954 | 30,957 | 24,768 |
| Basic earnings (loss) per share | $ 0.39 | $ (0.58) | $ 0.42 |
| Diluted earnings (loss) per share | $ 0.38 | $ (0.57) | $ 0.41 |

**15. Supplemental Cash Flow Information:**

| | 2003 | 2002 | 2001 |
|---|---|---|---|
| | | (in thousands) | |
| Cash paid during the year for: | | | |
| Interest | $1,245 | $ 527 | $3,878 |
| Income taxes | $7,886 | $5,753 | $4,656 |

| | 2003 | 2002 | 2001 |
|---|---|---|---|
| | | (in thousands) | |
| Acquisitions of businesses, net of cash acquired: | | | |
| Fair value of assets acquired | $ 72,132 | $ 16,134 | $ 57,932 |
| Goodwill | 76,802 | 8,478 | 37,578 |
| Liabilities assumed | (58,422) | (15,794) | (36,541) |
| Stock issued | — | — | (19,604) |
| Total cash paid | $ 90,512 | $ 8,818 | $ 39,365 |

## ARMOR HOLDINGS INC. AND SUBSIDIARIES
## NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

### 16. Quarterly Results (Unaudited)

The following table presents summarized unaudited quarterly results of operations for the Company for fiscal 2003 and 2002. We believe all necessary adjustments have been included in the amounts stated below to present fairly the following selected information when read in conjunction with the Consolidated Financial Statements and Notes thereto included elsewhere herein. Future quarterly operating results may fluctuate depending on a number of factors. Results of operations for any particular quarter are not necessarily indicative of results of operations for a full year or any other quarter.

| | Fiscal 2003 | | | |
|---|---|---|---|---|
| | First Quarter | Second Quarter | Third Quarter | Fourth Quarter |
| | (in thousands, except per share data) | | | |
| Revenue from continuing operations | $80,474 | $81,659 | $90,882 | $112,157 |
| Gross profit from continuing operations | $23,312 | $24,378 | $28,929 | $ 34,967 |
| Net income (loss) | $ 5,087 | $ 4,613 | $ 6,115 | $ (4,929) |
| Basic earnings per share | $ 0.17 | $ 0.17 | $ 0.22 | $ (0.17) |
| Diluted earnings per share | $ 0.17 | $ 0.17 | $ 0.22 | $ (0.17) |

| | Fiscal 2002 | | | |
|---|---|---|---|---|
| | First Quarter | Second Quarter | Third Quarter | Fourth Quarter |
| | (in thousands, except per share data) | | | |
| Revenue from continuing operations | $69,604 | $71,605 | $ 80,557 | $ 83,351 |
| Gross profit from continuing operations | $21,974 | $22,701 | $ 24,610 | $ 25,087 |
| Net income (loss) | $ 5,960 | $ 4,075 | $(14,707) | $(13,017) |
| Basic earnings (loss) per share | $ 0.19 | $ 0.13 | $ (0.50) | $ (0.44) |
| Diluted earnings (loss) per share | $ 0.19 | $ 0.13 | $ (0.49) | $ (0.44) |

### 17. Employee Benefits Plan

In October 1997, we formed a 401(k) plan, (the "Plan") which provides for voluntary contributions by employees and allows for a discretionary contribution by us in the form of cash. We made contributions of approximately $332,000, $395,500 and $272,700 to the Plan in 2003, 2002 and 2001 respectively.

We acquired Simula's noncontributory defined benefit pension plan (the "Pension Plan") for employees on December 9, 2003. The Pension Plan was originally adopted as of November 1, 1980. Contributions were made to the Pension Plan based upon actuarially determined amounts. Effective July 1, 1999, Simula froze the Plan for new participants. Effective December 8, 2003, prior to our acquisition of the Pension Plan, Simula froze the Pension Plan for future service for all participants. We have elected to payout the Supplemental Retirement Plan of Simula, which represents $1,067,000 of the net amount recognized. This amount was paid out on February 25, 2004.

The Pension Plan's funded status and amounts recognized in our balance sheet at December 31 are as follows:

| | 2003 (in thousands) |
|---|---|
| Actuarial present value of benefit obligation: | |
| Accumulated benefit obligation | $ 8,810 |
| Effect of projected future compensation increases | — |
| Projected benefit obligation | 8,810 |
| Pension Plan assets at fair value | (6,169) |
| Contributions after measurement date | (183) |
| Unfunded status | 2,458 |
| Unrecognized prior service cost | — |
| Unrecognized loss | — |
| Unrecognized transition liability | — |
| Accrued benefit cost | 2,458 |
| Additional minimum liability | — |
| Accrued benefit liability | 2,458 |
| Intangible asset | — |
| Accumulated other comprehensive income adjustments | — |
| Net amount recognized | $ 2,458 |

Reconciliation of the Pension Plan's projected benefit obligation is as follows:

| | 2003 |
|---|---|
| Projected benefit obligation at beginning of year | $ 8,774 |
| Service Cost | — |
| Interest Cost | 56 |
| Actuarial gain | — |
| Benefits paid | (20) |
| Projected benefit obligation at end of year | $ 8,810 |

Reconciliation of the fair value of plan assets is as follows:

| | 2003 |
|---|---|
| Fair value of plan assets at beginning of year | $ 6,006 |
| Employer contributions | 183 |
| Actual loss | — |
| Benefits paid | (20) |
| Fair value of plan assets at end of year | $ 6,169 |

**ARMOR HOLDINGS INC. AND SUBSIDIARIES**
**NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)**

Net periodic pension cost includes the following:

| | 2003 |
|---|---|
| Service Cost | $— |
| Interest Cost | 56 |
| Expected loss on assets | — |
| Transition asset recognition | — |
| Prior service cost | — |
| Net loss recognition | — |
| Net periodic pension cost | $56 |

Assumptions at December 31 used in the accounting for the Pension Plan were as follows:

| | 2003 |
|---|---|
| Discount or settlement rate | 6.00% |
| Rate of increase in compensation levels | 3.25% |
| Expected long-term rate of return on Plan assets | 8.00% |

The Pension Plan's assets consist of money market accounts and investments in common stocks, bonds and mutual funds.

### 18. Related Party Transactions

Effective as of January 1, 2002, Kanders & Company, Inc. ("Kanders & Co."), a corporation controlled by Warren B. Kanders, the Chairman of our Board of Directors and our Chief Executive Officer, entered into an agreement with us to provide certain investment banking, financial advisory and related services for a five year term that expires on December 31, 2006. Kanders & Co. will receive a mutually agreed upon fee on a transaction-by-transaction basis during the term of this agreement. The aggregate fees under this agreement will not exceed $1,575,000 during any calendar year. We also agreed to reimburse Kanders & Co. for reasonable out-of-pocket expenses including Kanders & Co.'s expenses for office space, an executive assistant, furniture and equipment, travel and entertainment, reasonable fees and disbursements of counsel, and consultants retained by Kanders & Co. In April 2003, in connection with Mr. Kanders being appointed Chief Executive Officer of Armor Holdings, Armor Holdings and Kanders & Co. agreed to terminate the agreement pursuant to which Kanders & Co. provided certain services to Armor Holdings. We paid Kanders & Co. $143,000 for investment banking services during fiscal 2003 (through and including April 2003 only). We also reimbursed Kanders & Co. for out-of-pocket expenses in the aggregate amount of $61,000 during the fiscal year ended December 31, 2003 (through and including April 2003 only).

Effective as of January 1, 2003, we entered into a Transportation Services Agreement with Kanders Aviation, LLC, an entity controlled by Mr. Kanders, our Chairman of the Board and Chief Executive Officer. Pursuant to the terms of the Transportation Services Agreement and upon our request, Kanders Aviation may, in its sole discretion, provide us with airport to airport air transportation services via certain aircraft. The Transportation Services Agreement will remain in effect indefinitely until terminated by written notice by either party thereto to the other party thereto. During the term of the Transportation Services Agreement, we will reimburse Kanders Aviation in an amount equal to the fair market value of the air transportation services provided by Kanders Aviation to us and any additional expenses incurred by Kanders Aviation in connection with such air transportation services.

Nicholas Sokolow, one of our directors, is a member of the law firm Sokolow, Dunaud, Mercadier & Carreras located in Paris, France. We have retained Sokolow, Dunaud, Mercadier & Carreras during the fiscal year ended December 31, 2003 and may retain Sokolow, Dunaud, Mercadier &

Carreras during the fiscal year ending December 31, 2004. During the fiscal year ended December 31, 2003, we paid Sokolow, Dunaud, Mercadier & Carreras $124,000 for legal services in connection with various acquisitions.

## 19. Operating Leases

We are party to certain real estate, equipment and vehicle leases. Several leases include options for renewal and escalation clauses. In most cases, management expects that in the normal course of business leases will be renewed or replaced by other leases. Approximate total future minimum annual lease payments under all non-cancelable leases of continuing operations are as follows:

| Year | (in thousands) |
|---|---|
| 2004 | $ 3,417 |
| 2005 | 2,249 |
| 2006 | 1,659 |
| 2007 | 1,593 |
| 2008 | 1,480 |
| Thereafter | 9,321 |
| | $19,719 |

We incurred rent expense of approximately $1,467,000, $1,200,000 and $765,000 during the years ended December 31, 2003, December 31, 2002 and December 31, 2001, respectively.

## 20. Guarantor and Nonguarantor Financial Statements

On August 12, 2003 we sold $150 million of Senior Subordinated Notes in private placements pursuant to Rule 144A and Regulation S. The Senior Subordinated Notes are uncollateralized obligations and rank junior in right of payment to our existing and future senior debt. The Senior Subordinated Notes are guaranteed, jointly and severally on a senior subordinated and uncollateralized basis, by all of our domestic subsidiaries except USDS, Inc.

The following consolidating financial information presents the consolidating balance sheets as of December 31, 2003 and 2002 and the related statements of income and cash flows for each of the three years in the period ended December 31, 2003 for:

- Armor Holdings, Inc., the parent,
- the guarantor subsidiaries,
- the nonguarantor subsidiaries, and
- Armor Holdings, Inc. on a consolidated basis

The information includes elimination entries necessary to consolidate Armor Holdings, Inc., the parent, with the guarantor and nonguarantor subsidiaries.

Investments in subsidiaries are accounted for by the parent using the equity method of accounting. The guarantor and nonguarantor subsidiaries are presented on a combined basis. The principal elimination entries eliminate investments in subsidiaries and intercompany balances and transactions. Separate financial statements for the guarantor and nonguarantor subsidiaries are not presented because management believes such financial statements would not be meaningful to investors.

# ARMOR HOLDINGS INC. AND SUBSIDIARIES
## NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

## ARMOR HOLDINGS, INC. AND SUBSIDIARIES
## CONSOLIDATING BALANCE SHEETS

| | December 31, 2003 | | | | |
|---|---|---|---|---|---|
| | Parent | Guarantor Subsidiaries | Nonguarantor Subsidiaries | Eliminations | Consolidated Total |
| | | | (in thousands) | | |
| **Assets** | | | | | |
| Current Assets: | | | | | |
| Cash and cash equivalents | $ 90,764 | $ 11,084 | $ 10,002 | $ — | $111,850 |
| Restricted cash | 2,600 | — | — | | 2,600 |
| Accounts receivable, net | 1,201 | 59,470 | 11,964 | — | 72,635 |
| Costs and earned gross profit in excess of billings | — | — | — | — | — |
| Intercompany receivables | 60,974 | 2,600 | 38,352 | (101,926) | — |
| Inventories | — | 61,494 | 19,033 | — | 80,527 |
| Prepaid expenses and other current assets | 20,241 | 1,844 | 2,600 | (2,653) | 22,032 |
| Current assets of discontinued operations | — | 753 | — | | 753 |
| Total Current Assets | 175,780 | 137,245 | 81,951 | (104,579) | 290,397 |
| Property and equipment, net | 2,122 | 34,853 | 20,601 | — | 57,576 |
| Goodwill, net | — | 173,640 | 2,067 | — | 175,707 |
| Patents, licenses and trademarks, net | — | 43,991 | 183 | — | 44,174 |
| Long-term assets of discontinued operations | — | 1,603 | — | — | 1,603 |
| Other assets | 14,092 | 1,924 | 153 | — | 16,169 |
| Investment in subsidiaries | 320,034 | 10,038 | — | (330,072) | — |
| Total Assets | $512,028 | $403,294 | $104,955 | $(434,651) | $585,626 |
| **Liabilities and Stockholders' Equity** | | | | | |
| Current Liabilities: | | | | | |
| Current portion of long-term debt | $ — | $ 31,960 | $ 147 | $ — | $ 32,107 |
| Short-term debt | — | — | 498 | — | 498 |
| Accounts payable | 1,584 | 20,941 | 7,779 | — | 30,304 |
| Accrued expenses and other current liabilities | 12,403 | 27,113 | 18,702 | — | 58,218 |
| Income taxes payable | — | — | — | — | — |
| Intercompany payables | 44,251 | 47,073 | 9,933 | (101,257) | — |
| Current liabilities of discontinued operations | — | (35,714) | 37,009 | (669) | 626 |
| Total Current Liabilities | 58,238 | 91,373 | 74,068 | (101,926) | 121,753 |
| Long-term debt, less current portion | 153,452 | 4,257 | 591 | — | 158,300 |
| Other long-term liabilities | 4,973 | 4,008 | 1,227 | — | 10,208 |
| Long-term liabilities of discontinued operations | — | 2,653 | — | (2,653) | — |
| Total Liabilities | 216,663 | 102,291 | 75,886 | (104,579) | 290,261 |
| Stockholders' Equity: | | | | | |
| Preferred stock | — | 1,450 | — | (1,450) | — |
| Common stock | 344 | 4,143 | 7,854 | (11,997) | 344 |
| Additional paid in capital | 318,460 | 191,781 | 46,095 | (237,876) | 318,460 |
| Retained earnings (accumulated deficit) | 44,942 | 103,629 | (24,880) | (78,749) | 44,942 |
| Accumulated other comprehensive income | 3,936 | — | — | — | 3,936 |
| Treasury stock | (72,317) | — | — | — | (72,317) |
| Total Stockholders' Equity | 295,365 | 301,003 | 29,069 | (330,072) | 295,365 |
| Total Liabilities and Stockholders' Equity | $512,028 | $403,294 | $104,955 | $(434,651) | $585,626 |

## ARMOR HOLDINGS, INC. AND SUBSIDIARIES
## CONSOLIDATING BALANCE SHEETS

| | December 31, 2002 | | | | |
|---|---|---|---|---|---|
| | Parent | Guarantor Subsidiaries | Nonguarantor Subsidiaries | Eliminations | Consolidated Total |
| | | | (in thousands) | | |
| **Assets** | | | | | |
| Current Assets: | | | | | |
| Cash and cash equivalents | $ 7,152 | $ 3,556 | $ 2,205 | $ — | $ 12,913 |
| Restricted cash | — | — | — | — | — |
| Accounts receivable, net | — | 44,864 | 13,649 | — | 58,513 |
| Costs and earned gross profit in excess of billings | — | 234 | — | — | 234 |
| Intercompany receivables | 123,744 | 33,165 | 3,800 | (160,709) | — |
| Inventories | — | 46,591 | 15,739 | — | 62,330 |
| Prepaid expenses and other current assets | 12,490 | 21,999 | 2,368 | (24,645) | 12,212 |
| Current assets of discontinued operations | — | 10,351 | 18,474 | — | 28,825 |
| Total Current Assets | 143,386 | 160,760 | 56,235 | (185,354) | 175,027 |
| Property and equipment, net | 2,456 | 27,250 | 17,430 | — | 47,136 |
| Goodwill, net | — | 96,903 | 1,833 | — | 98,736 |
| Patents, licenses and trademarks, net | — | 7,326 | 195 | — | 7,521 |
| Other assets | 916 | 6,872 | 1,260 | — | 9,048 |
| Long-term assets of discontinued operations | — | 6,910 | 23,375 | — | 30,285 |
| Investment in subsidiaries | 161,805 | 10,078 | — | (171,883) | — |
| Total Assets | $308,563 | $316,099 | $100,328 | $(357,237) | $367,753 |
| **Liabilities and Stockholder's Equity** | | | | | |
| Current Liabilities: | | | | | |
| Current portion of long-term debt | $ — | $ 1,813 | $ — | $ — | $ 1,813 |
| Short-term debt | — | — | 599 | — | 599 |
| Accounts payable | 828 | 15,751 | 7,191 | — | 23,770 |
| Accrued expenses and other current liabilities | 1,790 | 11,324 | 12,002 | — | 25,116 |
| Income taxes payable | 4,831 | (148) | 1,230 | — | 5,913 |
| Intercompany payables | 13,037 | 115,658 | 10,434 | (139,129) | — |
| Current liabilities of discontinued operations | — | 14,267 | 24,538 | (21,580) | 17,225 |
| Total Current Liabilities | 20,486 | 158,665 | 55,994 | (160,709) | 74,436 |
| Long-term debt, less current portion | — | 5,072 | — | — | 5,072 |
| Other long-term liabilities | — | — | — | — | — |
| Long-term liabilities of discontinued operations | — | 13,022 | 11,791 | (24,645) | 168 |
| Total Liabilities | 20,486 | 176,759 | 67,785 | (185,354) | 79,676 |
| Stockholders' Equity: | | | | | |
| Preferred stock | — | 1,450 | — | (1,450) | — |
| Common stock | 336 | 5,681 | 26,318 | (31,999) | 336 |
| Additional paid in capital | 307,487 | 73,836 | 10,016 | (83,852) | 307,487 |
| Retained earnings (accumulated deficit) | 34,056 | 58,373 | (3,791) | (54,582) | 34,056 |
| Accumulated other comprehensive loss | (4,169) | — | — | — | (4,169) |
| Treasury stock | (49,633) | — | — | — | (49,633) |
| Total Stockholders' Equity | 288,077 | 139,340 | 32,543 | (171,883) | 288,077 |
| Total Liabilities and Stockholders' Equity | $308,563 | $316,099 | $100,328 | $(357,237) | $367,753 |

# ARMOR HOLDINGS INC. AND SUBSIDIARIES
## NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

## ARMOR HOLDINGS, INC. AND SUBSIDIARIES
## CONSOLIDATING STATEMENTS OF OPERATIONS

| | Year Ended December 31, 2003 | | | | |
|---|---|---|---|---|---|
| | Parent | Guarantor Subsidiaries | Nonguarantor Subsidiaries | Eliminations | Consolidated Total |
| | | | (in thousands) | | |
| **Revenues:** | | | | | |
| Products | $ — | $163,117 | $ 35,976 | $ — | $199,093 |
| Mobile Security | — | 93,038 | 62,853 | 1,657 | 157,548 |
| Simula | — | 8,531 | — | — | 8,531 |
| Total revenues | — | 264,686 | 98,829 | 1,657 | 365,172 |
| **Costs and Expenses:** | | | | | |
| Cost of sales | — | 172,089 | 79,840 | 1,657 | 253,586 |
| Operating expenses | 11,602 | 40,598 | 10,595 | — | 62,795 |
| Amortization | — | 478 | 11 | — | 489 |
| Integration and other charges | 10,886 | 1,687 | — | — | 12,573 |
| Related party management fees (income), net | 12,823 | — | 7,598 | (20,421) | — |
| **Operating (Loss) Income** | (35,311) | 49,834 | 785 | 20,421 | 35,729 |
| Interest expense, net | 3,313 | 497 | 202 | — | 4,012 |
| Other expense, net | — | 117 | 391 | — | 508 |
| Equity in losses (earnings) of subsidiaries | (42,600) | 38,790 | — | 3,810 | — |
| Related party interest expense (income), net | 16 | (255) | — | 239 | — |
| **(Loss) Income from Continuing Operations before Provision for Income Taxes** | 3,960 | 10,685 | 192 | 16,372 | 31,209 |
| **(Benefit) Provision for Income Taxes** | (6,926) | 18,399 | 2,730 | — | 14,203 |
| **(Loss) Income from Continuing Operations** | 10,886 | (7,714) | (2,538) | 16,372 | 17,006 |
| **Discontinued Operations:** | | | | | |
| **Net Income (Loss) from Discontinued Operations, Net of Income Tax Benefit** | — | 34,882 | (20,820) | (20,182) | (6,120) |
| **Net Income (Loss)** | $ 10,886 | $ 27,168 | $(23,358) | $ (3,810) | $ 10,886 |

## ARMOR HOLDINGS, INC. AND SUBSIDIARIES
## CONSOLIDATING STATEMENTS OF OPERATIONS

| | Year Ended December 31, 2002 | | | | |
|---|---|---|---|---|---|
| | Parent | Guarantor Subsidiaries | Nonguarantor Subsidiaries | Eliminations | Consolidated Total |
| | | | (in thousands) | | |
| **Revenues:** | | | | | |
| Products | $ — | $154,466 | $ 25,480 | $ — | $179,946 |
| Mobile Security | — | 75,276 | 49,895 | — | 125,171 |
| Simula | — | — | — | — | — |
| Total revenues | — | 229,742 | 75,375 | — | 305,117 |
| **Costs and Expenses:** | | | | | |
| Cost of sales | — | 148,208 | 62,537 | — | 210,745 |
| Operating expenses | 6,034 | 36,161 | 7,641 | — | 49,836 |
| Amortization | — | 243 | 2 | — | 245 |
| Integration and other charges | 800 | 5,126 | — | — | 5,926 |
| Related party management fees (income), net | 2,487 | (171) | (616) | (1,700) | — |
| **Operating (Loss) Income** | (9,321) | 40,175 | 5,811 | 1,700 | 38,365 |
| Interest expense, net | 450 | 275 | 198 | — | 923 |
| Other (income) expense, net | (2) | (22) | 75 | — | 51 |
| Equity in losses (earnings) of subsidiaries | 8,237 | (1,220) | — | (7,017) | — |
| Related party interest income, net | — | (239) | — | 239 | — |
| **(Loss) Income from Continuing Operations Before Provision for Income Taxes** | (18,006) | 41,381 | 5,538 | 8,478 | 37,391 |
| **(Benefit) Provision for Income Taxes** | (317) | 14,313 | 2,058 | — | 16,054 |
| **(Loss) Income from Continuing Operations** | (17,689) | 27,068 | 3,480 | 8,478 | 21,337 |
| **Discontinued Operations:** | | | | | |
| **Net Loss from Discontinued Operations, Net of Income Tax Benefit** | — | (16,894) | (20,671) | (1,461) | (39,026) |
| **Net (Loss) Income** | $(17,689) | $ 10,174 | $(17,191) | $ 7,017 | $(17,689) |

## ARMOR HOLDINGS INC. AND SUBSIDIARIES
## NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

## ARMOR HOLDINGS, INC. AND SUBSIDIARIES
## CONSOLIDATING STATEMENTS OF OPERATIONS

| | Year Ended December 31, 2001 | | | | |
|---|---|---|---|---|---|
| | Parent | Guarantor Subsidiaries | Nonguarantor Subsidiaries | Eliminations | Consolidated Total |
| | | | (in thousands) | | |
| **Revenues:** | | | | | |
| Products | $ — | $134,006 | $15,862 | $ — | $149,868 |
| Mobile Security | — | 25,221 | 22,011 | — | 47,232 |
| Simula | — | — | — | — | — |
| Total revenues | — | 159,227 | 37,873 | — | 197,100 |
| **Costs and Expenses:** | | | | | |
| Cost of sales | — | 95,831 | 30,499 | — | 126,330 |
| Operating expenses | 5,451 | 30,418 | 2,790 | — | 38,659 |
| Amortization | — | 2,059 | 83 | — | 2,142 |
| Integration and other charges | 1,205 | 2,079 | 12 | — | 3,296 |
| Related party management income, net | (47) | — | (1,112) | 1,159 | — |
| **Operating (Loss) Income** | (6,609) | 28,840 | 5,601 | (1,159) | 26,673 |
| Interest expense, net | 3,452 | 360 | 52 | — | 3,864 |
| Other income, net | — | (28) | (54) | — | (82) |
| Equity in earnings of subsidiaries | (14,269) | (1,513) | — | 15,782 | — |
| Related party interest income, net | — | (1,310) | — | 1,310 | — |
| **Income from Continuing Operations Before Provision for Income Taxes** | 4,208 | 31,331 | 5,603 | (18,251) | 22,891 |
| **(Benefit) Provision for Income Taxes** | (5,920) | 12,215 | 1,912 | — | 8,207 |
| **Income from Continuing Operations** | 10,128 | 19,116 | 3,691 | (18,251) | 14,684 |
| **Discontinued Operations:** | | | | | |
| **Net Loss from Discontinued Operations, Net of Income Tax Benefit** | — | (1,890) | (5,135) | 2,469 | (4,556) |
| **Net Income (Loss)** | $ 10,128 | $ 17,226 | $(1,444) | $(15,782) | $ 10,128 |

## ARMOR HOLDINGS, INC. AND SUBSIDIARIES
## CONSOLIDATING STATEMENTS OF CASH FLOWS

| | Year Ended December 31, 2003 | | | | |
|---|---|---|---|---|---|
| | Parent | Guarantor Subsidiaries | Nonguarantor Subsidiaries | Eliminations | Consolidated Total |
| | | | (in thousands) | | |
| **Cash Flows from Operating Activities:** | | | | | |
| Income (loss) from continuing operations: | $ 10,886 | $ (7,714) | $ (2,538) | $ 16,372 | $ 17,006 |
| Adjustments to reconcile income from continuing operations to cash provided by (used in) operating activities: | | | | | |
| Depreciation and amortization | 1,326 | 4,270 | 2,012 | — | 7,608 |
| Deferred income taxes | (3,008) | 5,389 | 2,644 | — | 5,025 |
| Loss on disposal of fixed assets | — | 68 | 259 | — | 327 |
| Non-cash termination charge | 2,093 | — | — | — | 2,093 |
| Non-cash restricted stock unit award | 7,266 | — | — | — | 7,266 |
| Changes in operating assets and liabilities, net of acquisitions: | | | | | |
| (Increase) decrease in accounts receivable | — | (2,680) | 1,685 | — | (995) |
| Decrease (increase) in intercompany receivables & payables | 83,092 | (78,887) | 15,977 | (20,182) | — |
| Decrease (increase) in inventory | — | 793 | (3,294) | — | (2,501) |
| Decrease (increase) in prepaid expenses and other assets | 12,267 | (13,758) | (890) | — | (2,381) |
| Increase (Decrease) in accounts payable, accrued expenses and other current liabilities | 10,775 | (1,020) | 7,288 | — | 17,043 |
| (Decrease) increase in income taxes payable | (22,583) | 23,826 | (882) | — | 361 |
| Net cash provided by (used in) operating activities | 102,114 | (69,713) | 22,261 | (3,810) | 50,852 |
| **Cash Flows from Investing Activities:** | | | | | |
| Purchase of property and equipment | (200) | (5,894) | (2,590) | — | (8,684) |
| Purchase of patents and trademarks | — | (185) | — | — | (185) |
| Increase in restricted cash | (2,600) | — | — | — | (2,600) |
| Additional consideration for purchased businesses | — | (1,026) | — | — | (1,026) |
| Investment in subsidiaries | (85,243) | 45,403 | 36,030 | 3,810 | — |
| Proceeds from the sale of business | 31,361 | — | — | — | 31,361 |
| Purchase of businesses, net of cash acquired | (90,512) | — | — | — | (90,512) |
| Net cash (used in) provided by investing activities: | (147,194) | 38,298 | 33,440 | 3,810 | (71,646) |
| **Cash Flows from Financing Activities:** | | | | | |
| Proceeds from exercise of stock options | 8,471 | — | — | — | 8,471 |
| Cash paid for financing costs | (4,599) | — | — | — | (4,599) |
| Repurchase of treasury stock | (22,684) | — | — | — | (22,684) |
| Proceeds from the issuance of long-term debt | 147,504 | — | 774 | — | 148,278 |
| Repayments of long-term debt | — | (1,688) | — | — | (1,688) |
| Borrowings under lines of credit | 30,406 | — | 1,424 | — | 31,830 |
| Repayments under lines of credit | (30,406) | (114) | (1,578) | — | (32,098) |
| Net cash provided by (used in) financing activities | 128,692 | (1,802) | 620 | — | 127,510 |
| Effect of exchange rate on cash and cash Equivalents | — | 3,890 | (3,057) | — | 833 |
| Net cash provided by (used in) discontinued operations | — | 36,855 | (45,467) | — | (8,612) |
| **Net Increase in Cash and Cash Equivalents** | 83,612 | 7,528 | 7,797 | — | 98,937 |
| **Cash and Cash Equivalents, Beginning of Period** | 7,152 | 3,556 | 2,205 | — | 12,913 |
| **Cash and Cash Equivalents, End of Period** | $ 90,764 | $ 11,084 | $ 10,002 | $ — | $111,850 |

## ARMOR HOLDINGS INC. AND SUBSIDIARIES
## NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

## ARMOR HOLDINGS, INC. AND SUBSIDIARIES
## CONSOLIDATING STATEMENTS OF CASH FLOWS

| | Year Ended December 31, 2002 | | | | |
|---|---|---|---|---|---|
| | Parent | Guarantor Subsidiaries | Nonguarantor Subsidiaries | Eliminations | Consolidated Total |
| | | | (in thousands) | | |
| **Cash Flows from Operating Activities:** | | | | | |
| (Loss) income from continuing operations: | $(17,689) | $ 27,068 | $ 3,480 | $ 8,478 | $ 21,337 |
| Adjustments to reconcile (loss) income from continuing operations to cash (used in) provided by operating activities: | | | | | |
| Depreciation and amortization | 854 | 3,583 | 1,143 | — | 5,580 |
| Deferred income taxes | (364) | 321 | 402 | | 359 |
| Loss on disposal of fixed assets | — | 66 | 134 | — | 200 |
| Changes in operating assets and liabilities, net of acquisitions: | | | | | |
| (Increase) decrease in accounts receivable | — | (3,829) | 1,275 | — | (2,554) |
| Decrease (increase) in intercompany receivables & payables | 6,151 | (5,266) | 576 | (1,461) | — |
| Increase in inventory | — | (5,125) | (4,256) | — | (9,381) |
| Decrease (increase) in prepaid expenses and other assets | 492 | (2,459) | (279) | — | (2,246) |
| (Decrease) increase in accounts payable, accrued expenses and other current liabilities | (1,405) | 7,215 | (9,564) | — | (3,754) |
| Increase (decrease) in income taxes payable | 5,663 | (148) | 1,230 | — | 6,745 |
| Net cash (used in) provided by operating activities | (6,298) | 21,426 | (5,859) | 7,017 | 16,286 |
| **Cash Flows from Investing Activities:** | | | | | |
| Purchase of property and equipment | (506) | (3,671) | (1,725) | — | (5,902) |
| Purchase of patents and trademarks | — | (69) | — | — | (69) |
| Additional consideration for purchased businesses | — | (9,375) | — | — | (9,375) |
| Investment in subsidiaries | (3,347) | 1,643 | 8,721 | (7,017) | — |
| Purchase of businesses, net of cash acquired | — | (8,818) | — | — | (8,818) |
| Net cash (used in) provided by investing activities: | (3,853) | (20,290) | 6,996 | (7,017) | (24,164) |
| **Cash Flows from Financing Activities:** | | | | | |
| Proceeds from exercise of stock options | 4,227 | — | — | — | 4,227 |
| Proceeds from of sale of put options | 525 | — | — | — | 525 |
| Cash paid for offering costs | (326) | — | — | — | (326) |
| Repurchase of treasury stock | (26,054) | — | — | — | (26,054) |
| Repayments of long-term debt | — | (620) | (110) | — | (730) |
| Borrowings under lines of credit | 32,372 | — | — | — | 32,372 |
| Repayments under lines of credit | (32,372) | (75) | — | — | (32,447) |
| Net cash used in financing activities | (21,628) | (695) | (110) | — | (22,433) |
| Effect of exchange rate on cash and cash equivalents | 304 | 342 | (772) | — | (126) |
| Net cash used in discontinued operations | — | (2,763) | (1,376) | — | (4,139) |
| **Net Increase in Cash and Cash Equivalents** | (31,475) | (1,980) | (1,121) | — | (34,576) |
| **Cash and Cash Equivalents, Beginning of Period** | 38,627 | 5,536 | 3,326 | — | 47,489 |
| **Cash and Cash Equivalents, End of Period** | $ 7,152 | $ 3,556 | $ 2,205 | $ — | $ 12,913 |

## ARMOR HOLDINGS, INC. AND SUBSIDIARIES
## CONSOLIDATING STATEMENTS OF CASH FLOWS

| | Year Ended December 31, 2001 | | | | |
|---|---|---|---|---|---|
| | Parent | Guarantor Subsidiaries | Nonguarantor Subsidiaries | Eliminations | Consolidated Total |
| | | | (in thousands) | | |
| **Cash Flows from Operating Activities:** | | | | | |
| Income from continuing operations: | $ 10,128 | $ 19,116 | $ 3,691 | $(18,251) | $ 14,684 |
| Adjustments to reconcile income from continuing operations to cash (used in) provided by operating activities: | | | | | |
| Depreciation and amortization | 694 | 4,578 | 342 | — | 5,614 |
| Deferred income taxes | 76 | (407) | (42) | | (373) |
| Loss on disposal of fixed assets | — | 21 | 170 | — | 191 |
| Changes in operating assets and liabilities, net of acquisitions: | | | | | |
| Increase in accounts receivable | — | (11,880) | (3,000) | — | (14,880) |
| (Increase) decrease in intercompany receivables & payables | (67,323) | 62,878 | 1,976 | 2,469 | — |
| (Increase) decrease in inventory | — | (12,044) | 8,096 | — | (3,948) |
| Decrease (increase) in prepaid expenses and other assets | 162 | (92) | 979 | — | 1,049 |
| Increase (decrease) in accounts payable, accrued expenses and other current liabilities | 4,632 | 6,317 | (3,768) | — | 7,181 |
| Increase (decrease) in income taxes payable | 6,667 | 272 | (272) | — | 6,667 |
| Net cash (used in) provided by operating activities | (44,964) | 68,759 | 8,172 | (15,782) | 16,185 |
| **Cash Flows from Investing Activities:** | | | | | |
| Purchase of property and equipment | (1,140) | (3,984) | (520) | — | (5,644) |
| Proceeds from sale of equity investment | 843 | — | — | — | 843 |
| Additional consideration for purchased businesses | (1,913) | (1,357) | — | — | (3,270) |
| Investment in subsidiaries | (6,739) | (15,360) | 6,317 | 15,782 | — |
| Purchase of businesses, net of cash acquired | — | (39,365) | — | — | (39,365) |
| Net cash (used in) provided by investing activities: | (8,949) | (60,066) | 5,797 | 15,782 | (47,436) |
| **Cash Flows from Financing Activities:** | | | | | |
| Proceeds from exercise of stock options | 10,160 | — | — | — | 10,160 |
| Proceeds from of issuance of common stock | 117,979 | — | — | — | 117,979 |
| Cash paid for offering costs | (545) | — | — | — | (545) |
| Repurchase of treasury stock | (723) | — | — | — | (723) |
| Proceeds from issuance of treasury shares for stock options | 686 | — | — | — | 686 |
| Repayments of long-term debt | — | (676) | — | — | (676) |
| Repayments of debt assumed in acquisitions | — | (1,315) | — | — | (1,315) |
| Borrowings under lines of credit | 98,000 | — | 286 | — | 98,286 |
| Repayments under lines of credit | (130,981) | — | — | — | (130,981) |
| Net cash provided by (used in) financing activities | 94,576 | (1,991) | 286 | — | 92,871 |
| Effect of exchange rate on cash and cash equivalents | (2,789) | 2,703 | (1,373) | — | (1,459) |
| Net cash used in discontinued operations | — | (3,453) | (10,883) | — | (14,336) |
| **Net Increase in Cash and Cash Equivalents** | 37,874 | 5,952 | 1,999 | — | 45,825 |
| **Cash and Cash Equivalents, Beginning of Period** | 753 | (416) | 1,327 | — | 1,664 |
| **Cash and Cash Equivalents, End of Period** | $ 38,627 | $ 5,536 | $ 3,326 | $ — | $ 47,489 |

**ARMOR HOLDINGS INC. AND SUBSIDIARIES**
**NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)**

### 21. Subsequent Events

On January 2, 2004, the Ontario Industrial Development Authority Variable Rate Demand Industrial Development Revenue Bonds, Series 1989 was paid-in full with restricted cash of $2.6 million.

On January 5, 2004, $31.1 million of 8% Senior Subordinated Convertible Notes plus accrued interest was paid-in full.

On February 25, 2004, we paid $1,067,000 to fully satisfy the Supplemental Retirement Plan of Simula, Inc., which we acquired on December 9, 2003 with the acquisition of Simula.

On March 5, 2004, we acquired a majority of the assets and assumed certain liabilities of Vector Associates, Inc. (dba ODV, Inc.), a leading manufacturer and distributor of field drug test kits and crime scene products. The purchase price was $3,289,000 including $2,739,000 in cash at closing, an additional $275,000 plus interest payable on December 31, 2004, subject to certain adjustments, and an additional $275,000 plus interest payable on April 30, 2005, subject to certain adjustments.

# CORPORATE DIRECTORY

## BOARD OF DIRECTORS

**WARREN B. KANDERS**
CHAIRMAN OF THE BOARD, CHIEF EXECUTIVE OFFICER, ARMOR HOLDINGS, INC.
DIRECTOR SINCE JANUARY 1996

**BURTT R. EHRLICH**
FINANCIAL CONSULTANT; GREENWICH, CONNECTICUT
DIRECTOR SINCE JANUARY 1996

**NICHOLAS SOKOLOW**
SENIOR PARTNER, SOKOLOW, CARRERAS & ASSOCIÉS; PARIS, FRANCE
DIRECTOR SINCE JANUARY 1996

**THOMAS W. STRAUSS**
FINANCIAL CONSULTANT; NEW YORK, NEW YORK
DIRECTOR SINCE MAY 1996

**ALAIR A. TOWNSEND**
PUBLISHER, CRAIN'S NEW YORK BUSINESS; NEW YORK, NEW YORK
DIRECTOR SINCE DECEMBER 1996

**DEBORAH A. ZOULLAS**
CONSULTANT; ZOULLAS AND ASSOCIATES
DIRECTOR SINCE JUNE 2002

## CORPORATE OFFICERS

**WARREN B. KANDERS**
CHAIRMAN OF THE BOARD, CHIEF EXECUTIVE OFFICER, ARMOR HOLDINGS, INC.

**ROBERT R. SCHILLER**
PRESIDENT, CHIEF OPERATING OFFICER, ARMOR HOLDINGS, INC.

**GLENN J. HEIAR, CPA, CMA**
CHIEF FINANCIAL OFFICER, ARMOR HOLDINGS, INC.

**ROBERT F. MECREDY**
PRESIDENT, ARMOR HOLDINGS AEROSPACE & DEFENSE GROUP

**STEPHEN E. CROSKREY**
PRESIDENT, ARMOR HOLDINGS PRODUCTS DIVISION

# STOCKHOLDER INFORMATION

## CORPORATE HEADQUARTERS
ARMOR HOLDINGS, INC.
1400 MARSH LANDING PARKWAY, SUITE 112
JACKSONVILLE, FLORIDA 32250
904-741-5400 TELEPHONE
904-741-5403 FACSIMILE
http://www.armorholdings.com

## INVESTOR RELATIONS INFORMATION
STOCKHOLDERS MAY OBTAIN UP TO THE MINUTE STOCK QUOTES AT http://www.armorholdings.com
ADDITIONAL STOCKHOLDER INFORMATION INCLUDING HISTORIES, CHARTS, NEWS RELEASES AND MORE ARE AVAILABLE IN OUR INVESTOR RELATIONS WEBSITE http://www.armorholdings.com/invrel/main.htm

## STOCK LISTING
ARMOR HOLDINGS COMMON STOCK IS LISTED ON THE NEW YORK STOCK EXCHANGE. SYMBOL, AH.

## ANNUAL MEETING
THE ARMOR HOLDINGS ANNUAL MEETING WILL BE HELD ON JUNE 22, 2004 AT 10:00 AM AT THE METROPOLITAN CLUB, NEW YORK, NEW YORK.
DETAILED INFORMATION ABOUT THE MEETING WILL BE CONTAINED IN THE NOTICE OF ANNUAL MEETING AND PROXY STATEMENT TO BE SENT TO EACH STOCKHOLDER OF RECORD AS OF APRIL 28, 2004.

## FORM 10-K
STOCKHOLDERS MAY OBTAIN, WITHOUT CHARGE, A COPY OF THE ARMOR HOLDINGS 2003 ANNUAL REPORT ON FORM 10-K. WRITTEN REQUESTS SHOULD BE ADDRESSED TO INVESTOR RELATIONS AT THE COMPANY'S HEADQUARTERS ADDRESS.

## TRANSFER AGENT & REGISTRAR
AMERICAN STOCK TRANSFER & TRUST COMPANY
40 WALL STREET, 46TH FLOOR
NEW YORK, NEW YORK 10005
718-921-8200 TELEPHONE
718-921-8335 FACSIMILE

## INDEPENDENT ACCOUNTANTS
PRICEWATERHOUSECOOPERS, LLP; JACKSONVILLE, FLORIDA

## LEGAL COUNSEL
KANE KESSLER, P.C.; NEW YORK, NEW YORK

Marsh Landing Parkway, Suite 112, Jacksonville, Florida 32250
4-741-5400 904-741-5403

AH
Listed
NYSE